As filed with the Securities and Exchange Commission on December 27, 2004
                                                              File No. 005-20011

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                Amendment No.1 to
                        Rule 13e-3 Transaction Statement
          (Under Section 13(e) of the Securities Exchange Act of 1934)
          ------------------------------------------------------------

                            Chefs International, Inc.
                            -------------------------
                              (Name of the Issuer)

                         Lombardi Restaurant Group, Inc.
                               Anthony M. Lombardi
                               Joseph S. Lombardi
                               Michael F. Lombardi
                               Robert M. Lombardi
                               Stephen F. Lombardi
                                  Lee Maschler
                                Matthew Maschler
                            Chefs International, Inc.
                            -------------------------
                       (Name of Person(s) Filing Statement

                          Common Stock, $ .01 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                   163082-6-05
                                   -----------
                      (CUSIP Number of Class of Securities)

                          Robert M. Lombardi, President
                            Chefs International, Inc.
                                   62 Broadway
                         Point Pleasant Beach, NJ 08742
                                 (732) 295-0350
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications on
                   Behalf of the Person (s) filing Statement)

                                 With a Copy To:
                              Roger A. Tolins, Esq.
                 Tolins & Lowenfels, A Professional Corporation
                                747 Third Avenue
                            New York, New York 10017
                                 (212) 421-1965

This statement is filed in connection with:

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.240. 14a-1 through 240.14b-2), Regulation 14C (ss.240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.240.13e-3 (c)) under the
Securities Exchange Act of 1934.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies [X]

                            Calculation of Filing Fee
Transaction Valuation                                   Amount of Filing Fee
---------------------                                  ----------------------
$4,120,040*                                            $484.93

*The fee was determined by multiplying the Transaction Valuation (the number of shares of the Issuer's Common Stock held by existing stockholders whose shares will be canceled in the merger transaction multiplied by the $3.12 per share cash payment to be made in cancellation of each such share) by the applicable filing fee calculation rate of $117.70 per $1,000,000 Transaction Valuation.

THIS RULE 13e-3 TRANSACTION STATEMENT INCORPORATES BY REFERENCE HEREIN TO THE EXTENT SET FORTH IN THE FOLLOWING ITEMS, THE MATERIAL CONTAINED IN THE PROXY STATEMENT FILED IN CONJUNCTION HEREWITH.

                                EXPLANATORY NOTE

     This Schedule 13E-3 Transaction Statement relates to the Agreement and Plan of Merger dated as of December 22, 2004 (the "Merger Agreement") by and between Chefs International, Inc., a Delaware corporation (the "Company") and Lombardi Restaurant Group, Inc. a Delaware corporation ("Acquisition Co."), pursuant to which Acquisition Co. will be merged into the Company with the Company being the surviving corporation. Subject to the terms of the Merger Agreement, each share of the Company's Common Stock that is issued and outstanding immediately prior to the Effective Time of the Merger, other than shares owned by the stockholders of Acquisition Co. or by stockholders who have properly exercised their dissenters' rights, will be canceled and converted into the right to receive a cash payment of $3.12 per share without interest.

     The terms and conditions of the Merger Agreement are described in the Company's Preliminary Proxy Statement (the "Proxy Statement") (File No. 0-8513) being filed with the Securities and Exchange Commission concurrently with the filing of this Schedule 13E-3 Transaction Statement. A copy of the Proxy Statement is filed with this Schedule 13E-3 Transaction Statement as Exhibit One. A copy of the Merger Agreement is attached as Appendix A to the Proxy Statement.

                            CHEFS INTERNATIONAL, INC.
                                 SCHEDULE 13E-3
                              TRANSACTION STATEMENT

          The following item numbers and item headings correspond to the item numbers and item headings of Schedule 13E-3.

Item 1. Summary Term Sheet

          The information is provided at page 4 et seq. in the Proxy Statement under the caption "Summary Term Sheet" and is incorporated herein by reference.

Item 2. Subject Company Information

          (a) Name and address. The name, address and telephone number of the subject company, Chefs International, Inc. (the "Company") is provided at the top of page 1 of the Proxy Statement and is incorporated herein by reference.

          (b) Securities. The exact title of the Company's sole class of capital stock and the number of shares outstanding on the Record Date is provided at the top of page 2 of the Proxy Statement and is incorporated herein by reference.

          (c) Trading market and price. The trading market for the Company's Common Stock, the range of high and low bid quotations over the last two and three-quarter fiscal years and the source of the quotations is provided at pages 41 et seq. in the Proxy Statement under the caption "Common Stock - Market Prices, Trading Volume, Stock Repurchases, Dividends, Book Value - Market prices and trading volume" and is incorporated herein by reference.

          (d) Dividends. The fact that the Company has not paid any dividends and does not currently anticipate paying any dividends in the future is disclosed under the caption "Common Stock - Market Prices, Trading Volume, Stock Repurchases, Dividends, Book Value - Dividends" at page 43 in the Proxy Statement and is incorporated herein by reference.

          (e) Prior public offerings. Not applicable.

          (f) Prior stock purchases. Information concerning stock repurchases by the Company is set forth under the caption "Common Stock - Market Prices, Trading Volume, Stock Repurchases, Dividends, Book Value - Stock Repurchases" at page 42 et seq. in the Proxy Statement and is incorporated herein by reference. Information concerning stock purchases and sales by the other Filing Persons during the past two and three quarter fiscal years at times when they were affiliates is set forth under the caption "Special Factors - Interests of Certain Persons in the Merger - Stock Transactions" at page 38 et seq. in the Proxy Statement and is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons

          (a)-(c) This Schedule 13E-3 Transaction Statement is being filed by the Company, by Acquisition Co. and by Anthony M. Lombardi, Joseph S. Lombardi, Michael F. Lombardi, Robert

M. Lombardi, Stephen F. Lombardi, Lee Maschler and Matthew Maschler (collectively the "Continuing Stockholders"). Information concerning the business address and business telephone number of the Company is set forth in response to Item 2(a) herein. The following information is furnished concerning each of the Continuing Stockholders.

                           Anthony M. Lombardi D.D.S.

Principal business address:                     1862 Oak Tree Road
                                                Edison, NJ 08818
Telephone:                                      (732) 906-1500
Current principal occupation:                   Engaged in the practice of
                                                dentistry

                             Joseph S. Lombardi M.D.

Principal business name and address:            Edison-Metuchen Orthopedic Group
                                                10 Parsonage Road, Suite 500
                                                Edison, NJ 08837
Telephone:                                      (732) 494-6226
Current principal occupation:                   Physician and orthopedic surgeon

                            Michael F. Lombardi, Esq.

Principal business name and address:            Lombardi & Lombardi, P.A.
                                                1862 Oak Tree Road
                                                Edison, NJ 08818
Telephone:                                      (732) 906-1500
Current principal occupation:                   Practicing attorney and a senior
                                                officer of the law firm of
                                                Lombardi & Lombardi, P.A.

                             Robert M. Lombardi M.D.

Principal business name and address:            Edison-Metuchen Orthopedic Group
                                                10 Parsonage Road, Suite 500
                                                Edison, NJ 08837
Telephone:                                      (732) 494-6226
Current principal occupation:                   Physician and orthopedic surgeon

                            Stephen F. Lombardi, Esq.

Principal business name and address:            Lombardi & Lombardi, P.A.
                                                1862 Oak Tree Road
                                                Edison, NJ 08818
Telephone:                                      (732) 906-1500
Current principal occupation:                   Practicing attorney and a senior
                                                officer of the law firm of
                                                Lombardi & Lombardi, P.A.

                                  Lee Maschler

Principal business name and address:            Trillium Trading, LLC
                                                110 Fieldcrest Avenue
                                                Raritan Plaza I, 7th Floor
                                                Edison, NJ 08837
Telephone:                                      (732) 417-9290
Current principal occupation:                   Chief executive officer of
                                                Trillium  Trading,
                                                LLC, a registered
                                                broker-dealer, since November
                                                2002. Prior thereto, served as
                                                executive vice president of
                                                Heartland Securities, a
                                                registered broker-dealer,
                                                until January 17, 2003.


                            Matthew M. Maschler, Esq.

Principal business name and address:            Matthew H. Maschler, Esq. P.C.
                                                110 Fieldcrest Avenue Raritan
                                                Plaza I Edison, NJ 08837
                                                Telephone: (732) 225-7788
                                                Current principal occupation:
                                                Practicing attorney


          With the exception of Lee Maschler whose change of principal occupation is listed above, all of the Continuing Stockholders have had the same principal occupation at the same business names and addresses listed above for the past five years.

          The information contained in the Proxy Statement under the caption "Special Factors - Interests of Certain Persons in the Merger" at page 36 et seq. concerning the actual or potential conflicts of interest, directorships and officerships, stock ownership, stock transactions and restaurant transactions between the Company and the Lombardi Group, to the extent it relates to the Continuing Stockholders, is incorporated herein by reference.

          In addition, the information under the caption "Information About the Company" at page 15 et seq. of the Proxy Statement and the information under the caption "Information About Acquisition Co." at page 18 et seq. of the Proxy Statement is incorporated herein by reference.

          During the past five years, neither Acquisition Co. nor any of the Continuing Stockholders has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

          All of the Continuing Stockholders are citizens of the United States.

Item 4. Terms of the Transaction

     (a) (1) Tender offers. Not applicable.

     (a) (2) Merger or Similar Transactions

          (i)-(ii) A brief description of the transaction including the consideration offered to the Company's stockholders is set forth at page 4 et seq. of the Proxy Statement under the caption "Summary Term Sheet" and is incorporated herein by reference.

          (iii) The reasons why the Company's Special Committee and Board of Directors determined that the Merger Agreement and the Merger are fair to and in the best interests of the Company's Public Stockholders are set forth at page 25 et seq. of the Proxy Statement under the caption "Special Factors - Recommendation of the Special Committee and the Board of Directors" and are incorporated herein by reference.

          (iv) The vote required to approve the Merger is stated at page 5 of the Proxy Statement under the caption "Summary Information in Question and Answer Format - What vote is required to approve the Merger?" and is incorporated herein by reference.

          (v) The fact that if the Merger is consummated, the Common Stock owned by each Public Stockholder will be canceled and converted into the right to receive a cash payment of $3.12 per share, without interest, subject to the right to dissent and seek an appraisal of his or her shares, and that the Continuing Stockholders after the Merger will own all of the Company's outstanding Common Stock is described at page 4 et seq. of the Proxy Statement under the caption "Summary Term Sheet - Transaction Overview" and is incorporated herein by reference.

          (vi) Accounting treatment - inapplicable as not material

          (vii) The federal income tax consequence of the transaction to the Public Stockholders is described at page 48 of the Proxy Statement under the caption "The Merger Agreement and the Merger - Federal Income Tax Consequences" and is incorporated herein by reference.

     (c) See the response to Item 4(a)(2)(v) above indicating that the Continuing Stockholders will not be "cashed out" but will own all of the outstanding Common Stock of the Company after the Merger and the stock owned by the Public Stockholders will be converted into the right to receive a cash payment of $3.12 per share without interest, subject to dissenters' rights.

     (d) The appraisal rights of dissenting stockholders are described at page 51 et seq. of the Proxy Statement under the caption "Dissenters' Rights of Appraisal" and is incorporated herein by reference. Section 262 of the Delaware General Corporation Law regarding dissenters' rights to an appraisal is attached as Appendix C to the Proxy Statement and is also incorporated herein by reference.

     (e) The disclosure at page 54 et seq. of the Proxy Statement under the caption "Where You Can Find More Information" (about the Company) is incorporated herein by reference. The Proxy Statement in bold type at page 13 under the caption "Summary Information in Question and Answer Format - What right do stockholders have to dissent from the Merger?" and again at page 54 under the caption "Dissenters' Rights of Appraisal" warns the Public Stockholders to consult with their own legal advisors if they are considering exercising appraisal rights. This admonition is incorporated herein by reference as is the statement therein that the Court "may, in its discretion", order any dissenting stockholder's expenses to be charged against the value of all the shares entitled to an appraisal, but that "... a dissenting stockholder must be prepared to pay his or her own expenses in connection with the proceeding."

     (f) Not applicable as the Merger does not involve the offer of securities of the Company in exchange for equity securities held by unaffiliated security holders of the Company.

Item 5. Past Contacts, Transactions and Plans or Proposals

     (a) - (c), (e) The information contained in the Proxy Statement under "Special Factors - Background"; "Special Factors - Events Leading to the Proposal for and the Acceptance of the Merger Offer" commencing at page 22; "Special Factors - Interests of Certain Persons in the Merger" commencing at page 36; and under the caption "The Merger Agreement and the Merger - Structure of the Merger" at page 46 is incorporated herein by reference.

Item 6. Purpose of the Transaction and Plans or Proposals

     (b) The information on the first page of the Proxy Statement indicating that the Public Stockholders' shares will be canceled and converted into the right to receive a cash payment of $3.12 per share without interest is incorporated herein by reference.

     (c)(1) - (8) The information contained in the Proxy Statement under "Special Factors - Operation of the Company after the Merger" (page 35); "Special Factors - Interests of Certain Persons in the Merger" (page 36); "Special Factors - Common Stock - Market Prices, Trading Volume, Stock Repurchases, Dividends, Book Value (page 41); and "Special Factors - Certain Effects of the Merger (page 34); are hereby incorporated by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

         The information contained in the Proxy Statement under "Special Factors
- Purpose" (page 21); Special Factors - Background" (page 22) "Special Factors - Events Leading to the Proposal for and the Acceptance of the Merger Offer" (page
22); "Special Factors - Recommendation of the Special Committee and the Board of Directors" (page 25); "Special Factors - Certain Effects of the Merger" (page
34); and "The Merger Agreement and the Merger - Federal Income Tax Consequences" (page 48) are incorporated herein by reference.

Item 8. Fairness of the Transaction

     (a) As stated in the Proxy Statement under "Special Factors - Recommendation of the Special Committee and the Board of Directors" (page 25); the Special Committee and the Board of Directors have each UNANIMOUSLY determined that the Merger Agreement and the Merger "... are fair to and in the best interests of the Company's Public Stockholders..."

     (b) The information contained in the Proxy Statement under the caption "Special Factors - Background" (page 22); "Special Factors - Events Leading to the Proposal for and the Acceptance of the Merger Offer" (page 22); "Special Factors - Recommendation of the Special Committee and the Board of Directors" (page 25); "Special Factors - Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc." (page 28); and "Special Factors - Common Stock - Market Prices, Trading Volume, Stock Repurchases, Dividends, Book Value" (page 41) is incorporated herein by reference. The Continuing Stockholders place significant weight on the unanimous recommendation of the Special Committee, none of the members of which are Continuing

Stockholders or employees of the Company and on the written opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated December 16, 2004, a copy of which is filed as Appendix B to the Proxy Statement and as an Exhibit hereto.

     (c) The Transaction is not structured to require the approval of a majority of the Public Stockholders. The discussion under the caption "Summary Information in Question and Answer Format - Is approval of a majority of the shares of Common Stock owned by the Public Stockholders required to approve the Merger?" at page 7 of the Proxy Statement is incorporated herein by reference.

     (d) The following information is incorporated herein by reference to the Proxy Statement; (i) the information under the caption "Summary Information in Question and Answer Format - What steps has the Board of Directors taken to assure that the Merger terms are fair to the Public Stockholders?" (page 8) as to the appointment of and the composition of the Special Committee; (ii) "Summary Information in Question and Answer Format - Are there relationships between the Lombardi brothers and the Special Committee, outside the Company?" (page 8) as to such relationships; and (iii) "Summary Information in Question and Answer Format - What actions have been taken by the Special Committee?" (page 9) as to the retention by the Special Committee of its own legal counsel to advise it with respect to its obligations and duties and its retention of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to render an opinion as to the fairness from a financial point of view, of the consideration to be received by the Public Stockholders in connection with the Merger.

     (e) None of the Company's eight directors are employees of the Company. The information in the Proxy Statement under the caption "Special Factors - Recommendation of the Special Committee and the Board of Directors" at page 25 which indicates that the Special Committee and the Board of Directors had each determined that the Merger Agreement and the Merger are fair to and in the best interests of the Public Stockholders is incorporated herein by reference.

     (f) There were no other such offers.

Item 9. Reports, Opinions, Appraisals and Negotiations

     (a), (b) The information contained in the Proxy Statement under the caption "Special Factors - Recommendation of the Special Committee and the Board of Directors" (page 25); and "Special Factors - Opinion of Houlihan Lokey (Financial Advisor to the Special Committee)" (page 28) is incorporated herein by reference.

     (c) The original of Houlihan Lokey's written opinion referred to in the Proxy Statement under the caption "Special Factors - Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc." (page 28) will be made available for inspection or copying at the principal offices of the Company during regular business hours by any interested stockholder of the Company or his or her representative so designated in writing. A copy of the opinion is attached as Appendix B to the Proxy Statement.

Item 10. Source and Amounts of Funds or Other Consideration.

     (a) - (d) The information contained in the Proxy Statement under the captions "The Merger Agreement and the Merger - Expenses of the Merger" (page
50) and "The Merger Agreement and the Merger - Sources of Funding" (page 50) as to the sources of funding and the expenses of the

Merger including a description of the bank loan being utilized to fund the bulk of the costs to Acquisition Co. and the lack of an alternative financing plan is incorporated herein by reference. The Merger is not CONDITIONED on Acquisition Co. obtaining the bank financing.

Item 11. Interest in Securities of the Subject Company

     (a) - (b) The information contained in the Proxy Statement under the caption "Special Factors - Interests of Certain Persons in the Merger - Stock Ownership" (page 37), as to the aggregate number of shares and percentage of the shares of Common Stock beneficially owned as of the Record Date by the Continuing Stockholders and by the three members of the Special Committee; and under the captions "Special Factors - Common Stock - Market Prices, Trading Volume, Stock Repurchases, Dividends, Book Value - Stock Repurchases" (page 42) and "Special Factors - Interests of Certain Persons in the Merger - Stock Transactions" (page 38) as to transactions in the Common Stock since January 28, 2002 by the Company; by any executive officer or director of the Company; or by any other filing person after becoming an affiliate is incorporated herein by reference.

Item 12. The Solicitation or Recommendation

     (d) - (e) The information in the Proxy Statement under the caption "Summary Information in Question and Answer Format - Do the Continuing Stockholders and the other Directors currently intend to vote at the Meeting to approve the Merger?" (Page 6) and under the caption "Special Factors - Recommendation of the Special Committee and the Board of Directors" (page 25) is incorporated herein by reference.

Item 13. Financial Statements.

     The financial information and statements contained in the Company's Annual Report on Form 10-KSB for the year ended January 25, 2004 and in the Company's Quarterly Report on Form 10-QSB for the quarter and nine months ended October 24, 2004 are incorporated herein by reference.

Item 14. Persons/ Assets, Retained, Employed, Compensated or Used.

     (a) (b) The information contained in the Proxy Statement under the caption "Information about the Special Meeting - Proxy Solicitation" (page 21) as to possible proxy solicitation by officers, directors and regular employees of the Company, without remuneration; under the caption "Special Factors - Opinion of Houlihan Lokey (Financial Advisor to the Special Committee)" (page 28); and under the caption "The Merger Agreement and the Merger - Expenses of the Merger" (page 50) is incorporated herein by reference.

Item 15. Additional Information

     The information set forth in the Proxy Statement is incorporated herein in its entirety by reference.

Item 16. Exhibits

         (a) (i) Preliminary Notice and Proxy Statement including

          Appendix A - Agreement and Plan of Merger Between Lombardi Restaurant Group, Inc. and Chefs International, Inc.

          Appendix B - Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (Financial Advisor to the Special Committee).

          Appendix C - Section 262 of the Delaware General Corporation Law regarding dissenters' rights of appraisal.

         (a) (ii) Preliminary form of Letter of Transmittal to Stockholders.

         (b) Loan Agreement - None

         (c) Opinion - See the opinion of Houlihan Lokey included as Appendix B to the Proxy Statement

         (d) Contribution Agreement dated as of December 17, 2004 among the Continuing Stockholders.

         (e) Not applicable

         (f) Incorporated herein by reference is the information contained in the Proxy Statement under the caption "Dissenters' Rights of Appraisal" (page
51) and Appendix C to the Proxy Statement containing Section 262 of the Delaware General Corporation Law.

         (g) Not applicable

         (h) Not applicable

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Chefs International, Inc.



                                            By  s/ Robert M. Lombardi
                                                --------------------------------
                                                Robert M. Lombardi, President
                                                December 22, 2004

                                            Lombardi Restaurant Group, Inc.



                                            By  s/ Robert M. Lombardi
                                                --------------------------------
                                                Robert M. Lombardi, Chairman
                                                December 22, 2004



                                                Anthony M. Lombardi
                                                --------------------------------
                                                Anthony M. Lombardi
                                                December 22, 2004



                                                s/ Joseph S. Lombardi
                                                --------------------------------
                                                Joseph S. Lombardi
                                                December 22, 2004



                                                Michael F. Lombardi
                                                --------------------------------
                                                Michael F. Lombardi
                                                December 22, 2004



                                                Robert M. Lombardi
                                                --------------------------------
                                                Robert M. Lombardi
                                                December 22, 2004



                                                Stephen F. Lombardi
                                                --------------------------------
                                                Stephen F. Lombardi
                                                December 22, 2004



                                                Lee Maschler
                                                --------------------------------
                                                Lee Maschler
                                                December 22, 2004



                                                Matthew Maschler
                                                --------------------------------
                                                Matthew Maschler
                                                December 22, 2004

                                PRELIMINARY COPY
                                ----------------

                            CHEFS INTERNATIONAL, INC.
                                   62 BROADWAY
                         POINT PLEASANT BEACH, NJ 08742
                                 (732-295-0350)

                                                              January   , 2005

Dear Fellow Stockholder:

       You are cordially invited to attend a Special Meeting of the Stockholders of Chefs International, Inc. (the "Company") which will be held on _______________ February _ _, 2005 at 10:00 a.m. local time at the Company's Jack Baker's Wharfside Restaurant at 101 Channel Drive, Point Pleasant Beach, New Jersey 08742. At the Special Meeting, you will be asked to consider and vote on a proposal to approve and adopt an Agreement and Plan of Merger dated December 22, 2004 (the "Merger Agreement") providing for the merger of Lombardi Restaurant Group, Inc. and the Company with the Company being the surviving entity.

       The proposed Transaction is designed to convert the Company from a public corporation to a privately owned entity. If the Merger Agreement is approved and adopted and the Merger is effected, you will no longer own any stock or have any interest in the Company but you will be entitled to receive a cash payment of $3.12 for each share of the Company's Common Stock that you own. Your shares will also be subject to appraisal rights as described in the enclosed Proxy Statement if you do not wish to accept the $3.12 per share cash purchase price.

       We cannot complete the Merger unless all of the conditions to the closing are satisfied, including the approval of the Merger Agreement and the proposed Merger by holders of a majority of our outstanding Common Stock. We cannot assure you that all of the closing conditions will be satisfied or, if satisfied, when they will be satisfied.

       Based on our reasons for the Merger described in the enclosed Proxy Statement, our Board of Directors has determined that the Merger Agreement is fair to you. ACCORDINGLY, OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER.

       The enclosed Proxy Statement provides you with detailed information about the Special Meeting, the proposed Merger, the Merger Agreement and related matters. WE URGE YOU TO READ THIS ENTIRE DOCUMENT CAREFULLY, INCLUDING THE ATTACHED MERGER AGREEMENT.

       Your vote is extremely important. Approval of the Merger Agreement and the proposed Merger requires the affirmative vote of the holders of a majority of our outstanding Common Stock, so it is important that you vote your shares.

       WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE TAKE THE TIME TO VOTE BY SIGNING AND DATING THE ENCLOSED PROXY CARD AND MAILING IT IN THE ACCOMPANYING REPLY ENVELOPE AS PROMPTLY AS POSSIBLE.

       Please do not send your stock certificates at this time. If the Merger is completed, you will be sent instructions regarding the surrender of your stock certificates.


                                         Very truly yours,





                                         Robert M. Lombardi
                                         Chairman and President

                                PRELIMINARY COPY
                                ----------------

                            CHEFS INTERNATIONAL, INC.
                                   62 BROADWAY
                         POINT PLEASANT BEACH, NJ 08742
                                 (732-295-0350)

                               -------------------

                    Notice of Special Meeting of Stockholders

                        To Be Held on February _ _, 2005

To the Stockholders of Chefs International, Inc.:

       Notice is hereby given that a Special Meeting of Stockholders of Chefs International, Inc., a Delaware corporation (the "Company") will be held on _____, February _ _, 2005 at 10:00 a.m. local time at the Company's Jack Baker's Wharfside Restaurant at 101 Channel Drive, Point Pleasant Beach, New Jersey 08742, for the following purposes:

              1. To vote on a proposal to approve and adopt an Agreement and Plan of Merger dated December 22, 2004 (the "Merger Agreement") between the Company and the Lombardi Restaurant Group, Inc; and

              2. To transact such other business as may properly come before the Special Meeting or any adjournment or postponement of the Special Meeting.

       We have fixed the close of business on Friday, January 14, 2005 as the record date for the Special Meeting (the "Record Date"). Only holders of the Company's Common Stock of record at the close of business on that date will be entitled to notice of and to vote at the Special Meeting or any adjournment or postponement of the Special Meeting. At the close of business on the Record Date, we had 3,926,105 shares of Common Stock issued and outstanding and entitled to vote. In accordance with the General Corporation Law of the State of Delaware, a list of stockholders entitled to vote at the Special Meeting will be available for inspection at our principal executive offices at 62 Broadway, Point Pleasant Beach, New Jersey 08742 commencing ten days prior to the Special Meeting.

       A copy of the Merger Agreement is attached to the enclosed Proxy Statement as Appendix A. The affirmative vote of the holders of a majority of the Company's Common Stock entitled to vote at the Special Meeting is necessary to approve and adopt the Merger Agreement and the Merger.

       As a stockholder of the Company, you have a right under Delaware law to dissent from the Merger and to demand a judicial determination as to the fair value of your shares of Common Stock if the Merger is completed. In order to exercise this appraisal right, you must deliver a written demand to the Company prior to the Special Meeting for an appraisal of your shares, and you must not vote in favor of the approval and adoption of the Merger Agreement and the Merger. Merely voting against the Merger Agreement and the Merger, or abstaining from voting, is not sufficient to perfect your appraisal right. A copy of the Delaware General Corporation Law regarding your appraisal right is attached as Appendix C to the accompanying proxy statement. See "Dissenters' Rights of Appraisal" on page 51 of the Proxy Statement for a summary of these provisions.

       THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

       OUR BOARD OF DIRECTORS AS WELL AS A SPECIAL COMMITTEE APPOINTED BY THE BOARD HAS DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT AND MERGER ARE FAIR TO OUR STOCKHOLDERS AND RECOMMEND THAT STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER.

                                        By Order of the Board of Directors,



                                        Michael F. Lombardi
                                        Secretary




Point Pleasant Beach, NJ

January _ _, 2005

                                    IMPORTANT

       YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE SIGN, DATE AND PROMPTLY RETURN THE ACCOMPANYING PROXY CARD USING THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

                            CHEFS INTERNATIONAL, INC.
                                   62 BROADWAY
                         POINT PLEASANT BEACH, NJ 08742

================================================================================

                               PROXY STATEMENT FOR
                         SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON FEBRUARY _ _, 2005

================================================================================

                                TABLE OF CONTENTS


                                                                            PAGE

SUMMARY TERM SHEET ........................................................    4
SUMMARY INFORMATION IN
     QUESTION AND ANSWER FORMAT ...........................................    5

INFORMATION ABOUT THE COMPANY .............................................   15

INFORMATION ABOUT ACQUISITION CO ..........................................   18

CAUTIONARY STATEMENT AND RISKS CONCERNING
     FORWARD-LOOKING STATEMENTS ...........................................   18
INFORMATION ABOUT THE SPECIAL MEETING .....................................   19

     Date, Time and Place of the Special Meeting ..........................   19

     Purpose of the Special Meeting .......................................   20

     Record Date; Shares Entitled to Vote; Quorum .........................   20
     Vote Required ........................................................   20
     Voting of Proxies ....................................................   20
     Proxy Solicitation ...................................................   21

SPECIAL FACTORS ...........................................................   21

     Purpose ..............................................................   21
     Background ...........................................................   22
     Events Leading to the Proposal for and
          the Acceptance of the Merger Offer ..............................   22

     Recommendation of the Special Committee and the Board of Directors ...   25

     Opinion of Houlihan Lokey Howard & Zukin Financial
          Advisors, Inc. ..................................................   28
     Certain Effects of the Merger ........................................   34

     Operation of the Company after the Merger ............................   35
     Operation of the Company if the Merger is not Consummated ............   36
     Interests of Certain Persons in the Merger ...........................   36
     Common Stock-Market Prices, Trading Volume,
          Stock Repurchases, Dividends, Book Value ........................   41

THE MERGER AGREEMENT AND THE MERGER .......................................   44

     The Merger Agreement .................................................   44
     Structure of the Merger ..............................................   46
     Effective Time of the Merger .........................................   47
     Exchange Procedures ..................................................   47
     Federal Income Tax Consequences ......................................   48
     Regulatory Requirements ..............................................   49
     Expenses of the Merger ...............................................   50
     Sources of Funding ...................................................   50

DISSENTERS' RIGHTS OF APPRAISAL ...........................................   51

WHERE YOU CAN FIND MORE INFORMATION .......................................   54

INFORMATION INCORPORATED BY REFERENCE .....................................   55

APPENDIX A ..... AGREEMENT AND PLAN OF MERGER DATED DECEMBER 22, 2004

APPENDIX B ..... OPINION OF HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL
                 ADVISORS, INC. DATED DECEMBER 16, 2004

APPENDIX C ..... SECTION 262 OF THE DELAWARE GENERAL CORPORATION
                 LAW CONCERNING DISSENTERS' APPRAISAL RIGHTS

                                PRELIMINARY COPY

                            CHEFS INTERNATIONAL, INC.
                                   62 BROADWAY
                         POINT PLEASANT BEACH, NJ 08742
                                 (732-295-0350)

                                ----------------

                                 PROXY STATEMENT

                                ----------------

                         SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON FEBRUARY _ _, 2005

                                ----------------


        This Proxy Statement and the accompanying proxy card and notice are first being mailed to stockholders on or about January , 2005 in connection with the solicitation by the Board of Directors of Chefs International, Inc. (the "Company") of proxies for use at the Special Meeting of Stockholders to be held on ________, February _ _, 2005, at 10:00 a.m. local time at the Company's Jack Baker's Wharfside Restaurant at 101 Channel Drive, Point Pleasant Beach, New Jersey 08742. At the Special Meeting, stockholders will be asked to approve and adopt the Merger Agreement dated December 22, 2004 between the Company and the Lombardi Restaurant Group, Inc. ("Acquisition Co.") and the Merger contemplated by the Merger Agreement. Acquisition Co. was founded in 2003 by Anthony M. Lombardi, Joseph S. Lombardi, Michael F. Lombardi, Robert M. Lombardi and Stephen F. Lombardi (the "Lombardi Brothers") for the sole purpose of effecting the Merger. The Lombardi Brothers hold five of the eight seats on the Company's Board of Directors and collectively with their related entities and their affiliates own approximately 66% of the Company's outstanding Common Stock. One of the Lombardi Brothers, Robert M. Lombardi, also serves as the Company's Chairman and President. Consummation of the merger will result in:

    o Acquisition Co. merging with and into the Company with the Company being the surviving corporation;

    o Each share of the Company's Common Stock that is issued and outstanding immediately prior to the Effective Time of the Merger, other than shares owned by the Lombardi Brothers and their affiliates or by stockholders who have properly exercised their dissenters' rights, being canceled and converted into the right to receive a cash payment of $3.12 per share without interest; and

    o   The Company no longer being a publicly owned corporation.

The Merger may be a taxable transaction for stockholders who receive a cash payment for their shares. See "THE MERGER AGREEMENT AND THE MERGER- Federal Income Tax Consequences" for a discussion of the United States federal income tax consequences of the Merger. Stockholders, other than the Lombardi Brothers and their affiliates, will have no equity interest in the Company after completion of the Merger. A copy of the Merger Agreement is included as Appendix A to this Proxy Statement.

The Board of Directors has fixed the close of business on Friday, January 14, 2005 as the Record Date for the Special Meeting. As of the Record Date, the Company had 3,926,105 shares of Common Stock, par value $.01 per share, outstanding. Only stockholders of record of the Company's Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting or at any adjournment or postponement of the Special Meeting. Each stockholder is entitled to one vote for each share of Common Stock owned of record on the Company's transfer books and records at the close of business on the Record Date. Approval of the Merger Agreement and the Merger requires the affirmative vote of a majority of our Common Stock entitled to vote at the Special Meeting.

        All proxies duly submitted will be voted on all business properly presented at the Special Meeting. Only such business that is brought before the Special Meeting by or at the direction of the Board of Directors will be conducted at the Special Meeting. Proxies that specify a vote on a proposal will be voted in accordance with such specification. Proxies that do not specify a vote on a proposal will be voted in accordance with the recommendation of the Board of Directors and "FOR" approval and adoption of the Merger Agreement and the Merger. The Board of Directors knows of no other business to be brought before the Special Meeting. However, if other business is properly brought before the Special Meeting, the holders of the proxies will vote on those proposals at their discretion. A stockholder voting by means of a proxy has the power to revoke it at any time before it is exercised by submitting another proxy bearing a later date, by notifying the Company in writing of such revocation (in the manner described in this Proxy Statement), or by voting in person at the Special Meeting.

        Our Board of Directors, after careful consideration, and based upon the recommendation of a Special Committee composed of the three directors who are not Lombardi Brothers nor their affiliates, and who hold no interests in Acquisition Co., has recommended the approval and the adoption of the Merger Agreement and the Merger, has declared the Merger Agreement and the Merger fair to our stockholders, and recommends that the holders of our Common Stock vote "FOR" approval and adoption of the Merger Agreement and the Merger.

        We will bear the costs of printing this Proxy Statement. We will pay the expense of soliciting proxies. Proxies will be solicited by mail. Proxies may also be solicited by telephone calls or personal calls by officers, directors, or employees of the Company, none of whom will be specially compensated for soliciting proxies, other than reimbursement for actual expenses incurred.

        Please carefully read the detailed information about the Merger contained in this Proxy Statement. To obtain additional information about Chefs International, Inc., see the disclosures under the heading "INFORMATION ABOUT THE COMPANY" at page 15.

        THE PROPOSED MERGER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE FAIRNESS OR MERITS OF THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

        No persons have been authorized to give any information or to make any representation other than that contained in this Proxy Statement in connection with the solicitation of proxies made hereby and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any of its affiliates. This Proxy Statement does not constitute the solicitation of a proxy in any jurisdiction to any person to whom it is not lawful to make any such solicitation in such jurisdiction.

        You should not assume that the information contained in this Proxy Statement is accurate as of any date other than at January _ _, 2005, and the delivery of this Proxy Statement shall not, under any circumstances, create an implication that there has been no change in the affairs of the Company since that date, or that the information in this Proxy Statement concerning the Company is correct as of any time subsequent to that date.

                               SUMMARY TERM SHEET

        The following transaction overview highlights selected information from this Proxy Statement. Because it is a summary, it does not contain all the information that may be important to you. You should read the entire Proxy Statement and its appendices carefully before you decide how to vote.

Transaction Overview
--------------------

    o Chefs International, Inc. (the "Company") is a publicly owned Delaware corporation currently operating nine restaurants. Seven of the restaurants are seafood restaurants (four in New Jersey and three in Florida). The other two restaurants are each located in New Jersey. One is a Mexican theme restaurant and the other features an eclectic American food menu. The Company's principal office is located at 62 Broadway, Point Pleasant Beach, New Jersey 08742 where its telephone number is (732) 295-0350. See "INFORMATION ABOUT THE COMPANY" at page 15.

    o Lombardi Restaurant Group, Inc. ("Acquisition Co.") is proposing to merge with and into the Company. The Company will be the surviving entity of the Merger. See "THE MERGER AGREEMENT AND THE MERGER" at page 44.

    o Acquisition Co. is a privately owned Delaware corporation formed for the sole purpose of effecting the Merger. The stockholders of Acquisition Co. are the Lombardi Brothers, a law firm in which two of the Lombardi Brothers are principals, the law firm's pension plan, and two Maschler Brothers who are unrelated to the Lombardi Brothers. See "INFORMATION ABOUT ACQUISITION CO." at page 18.

    o The Lombardi Brothers hold five of the eight seats on the Company's Board of Directors. One of the Lombardi Brothers, Robert M. Lombardi, serves as the Company's Chairman and President. See SPECIAL FACTORS - Interests of Certain Persons in the Merger" at page 36.

    o The Company's Board of Directors has called a Special Meeting of the Company's stockholders to be held on February _ _, 2005 to vote with respect to the Merger Agreement and the proposed Merger. See "INFORMATION ABOUT THE SPECIAL MEETING" at page 19.

    o This is a "going private" transaction. If the proposed Merger is approved and adopted and Acquisition Co. is merged into the Company;


            -   The Company will no longer be a public company;

            - The Company's Common Stock will no longer trade in the over-the-counter market or be quoted on the OTC Bulletin Board(R);

            - The stockholders of Acquisition Co. (the "Continuing Stockholders") will own all of the Company's outstanding Common Stock;

            - As a "Public Stockholder" of the Company, which term excludes the Continuing Stockholders, and stockholders who properly exercise dissenters' rights, your stock will be canceled and converted into the right to receive a cash payment of $3.12 per share, without interest, for each share of the Company's outstanding Common Stock you own at the Effective Time of the Merger; and

            - As a Public Stockholder, you will no longer have any interest in the Company's assets or its future earnings or growth, if any.

    o The Board of Directors, after careful consideration and based in part upon the recommendation of a Special Committee appointed by the Board, has approved and adopted the Merger Agreement and the Merger and is recommending that you vote "FOR" approval and adoption of the Merger Agreement and the Merger. See "SPECIAL FACTORS" at page 21 and "THE MERGER AGREEMENT AND THE MERGER" at page 44.

    o If you do not wish to accept the $3.12 per share price and do not vote in favor of the Merger, you will have the right to assert dissenters' rights in accordance with Section 262 of the General Corporation Law of the State of Delaware and to demand payment of the fair value of your shares pursuant to an appraisal by the Delaware Court of Chancery. See "DISSENTERS' RIGHTS OF APPRAISAL." at page 51.

                SUMMARY INFORMATION IN QUESTION AND ANSWER FORMAT

        The following information in question and answer format, summarizes many of the material terms of the Company's proposed Merger with Acquisition Co. This summary may not contain all of the information that you believe is important for you to consider before voting on the proposed Merger. For a complete description of the terms and conditions of the Merger, you are advised to carefully read this entire Proxy Statement and the other documents referred to herein. The actual terms and conditions of the Merger are contained in the Merger Agreement. The Merger Agreement is included as Appendix A to this Proxy Statement.

WHAT IS THE PURPOSE OF THE MEETING?

        At the Special Meeting, the Company's stockholders will vote on the proposed merger (the "Merger") of the Company with Lombardi Restaurant Group, Inc. ("Acquisition Co.") pursuant to the terms of the Agreement and Plan of Merger dated as of December 22, 2004 (the "Merger Agreement").

WHAT VOTE IS REQUIRED TO APPROVE THE MERGER?

        Approval of the Merger will require the affirmative vote of the holders of not less than a majority of the Company's outstanding Common Stock, $.01 par value (the "Common Stock"), as of the January 14, 2005 record date (the "Record Date") for the Meeting.

WHAT CONSTITUTES A MAJORITY OF THE COMPANY'S OUTSTANDING COMMON STOCK?

        On the Record Date, the Company had 3,926,105 shares of Common Stock issued and outstanding. Even if 1,963,053 shares of Common Stock (representing a majority of the outstanding Common Stock) vote in favor of the Merger, the Merger will not take place unless the other terms and conditions to the Merger described in this Proxy Statement and the Merger Agreement are fulfilled.

WHO ARE THE OWNERS OF ACQUISITION CO?

        Lombardi Restaurant Group, Inc. ("Acquisition Co.") was formed in November 2003 as a Delaware corporation to merge with and into the Company. Acquisition Co. was formed by Michael F. Lombardi and his four brothers, Robert
M. Lombardi, Joseph S. Lombardi, Anthony M. Lombardi and Stephen F. Lombardi, the law firm of Lombardi & Lombardi, P.A. and the Lombardi & Lombardi, P.A. Defined Benefit Pension Plan (collectively, the "Lombardi Group"). Each of the five Lombardi Brothers is a director of the Company and Robert M. Lombardi also serves as the Company's Chairman and President. The Lombardi Group together with two Maschler Brothers who are unrelated to the Lombardi Group, but who are also stockholders of the Company, namely Lee Maschler and Matthew H. Maschler (the "Maschler Group") are the sole owners of the outstanding shares of capital stock of Acquisition Co. The Lombardi Group and the Maschler Group are collectively referred to as the "Continuing Stockholders."

WHAT PERCENTAGES OF THE COMMON STOCK ARE OWNED BY THE CONTINUING STOCKHOLDERS?

        The members of the Lombardi Group are the collective beneficial owners (through Acquisition Co.) of approximately 61% and the members of the Maschler Group are the collective beneficial owners (through Acquisition Co.) of approximately 5% of the outstanding Common Stock so that the Continuing Stockholders collectively own approximately 66% of the outstanding Common Stock. The Continuing Stockholders have sufficient votes to approve the Merger regardless of the votes of the Company's other stockholders (the "Public Stockholders").

DO THE CONTINUING STOCKHOLDERS CURRENTLY INTEND TO VOTE AT THE MEETING TO APPROVE THE MERGER?

        Yes. The Continuing Stockholders (as well as the two members of the Special Committee who are stockholders but not Continuing Stockholders) currently intend to vote at the Meeting to approve the Merger.

IS APPROVAL OF A MAJORITY OF THE SHARES OF COMMON STOCK OWNED BY THE PUBLIC STOCKHOLDERS REQUIRED TO APPROVE THE MERGER?

        No. The affirmative vote of a majority of the issued and outstanding shares of Common Stock is a sufficient vote to approve the Merger even if a majority of the shares of Common Stock owned by the Public Stockholders are not voted in favor of the Merger.

SINCE THE CONTINUING STOCKHOLDERS HAVE SUFFICIENT VOTES TO APPROVE THE MERGER, WHY IS THE MEETING BEING HELD?


        Management has determined that holding the Meeting is in the best interests of all of the Company's stockholders as it will promote a full discussion of the arguments for and against the Merger and the conversion of the Company into a privately owned entity.

WHAT ARE THE BASIC TERMS OF THE MERGER AGREEMENT?

        The Merger Agreement provides that, subject to stockholder approval and the satisfaction or waiver of certain other conditions contained in the Merger Agreement, Acquisition Co. will merge with and into the Company at the Effective Time of the Merger. The Company will be the surviving corporation and is expected to continue to operate its existing restaurants under their current names.

        If the Merger is approved and consummated, each share of Common Stock owned at the Effective Time of the Merger by the "Public Stockholders", namely the stockholders of the Company other than the Continuing Stockholders and those stockholders who properly exercise dissenters' rights, will be canceled and converted into the right to receive a cash payment of $3.12, without interest. As a result, upon consummation of the Merger, the Continuing Stockholders (the Lombardi Group and the Maschler Group) will own all of the Company's outstanding Common Stock and the Public Stockholders will have no equity interest in the Company.

WHY IS THE MERGER BEING PROPOSED?

        The Merger is being proposed in order to convert the Company from a publicly owned corporation, with the attendant costs of a publicly owned entity, to a private company. If the Merger is consummated, the Continuing Stockholders will own all of the Company's outstanding Common Stock and the Public Stockholders will be afforded the opportunity to receive a cash payment for their shares of Common Stock that represents a substantial premium (215%) over the market price at which the shares were trading prior to the initial announcement of the proposed Merger.

WHAT WILL HAPPEN TO THE COMPANY AFTER THE MERGER?

        Assuming consummation of the Merger, the Company, as the surviving corporation, is expected to continue to operate its existing restaurants under their current names, and will no longer be a publicly owned corporation.

WHY IS THE COMPANY'S BOARD OF DIRECTORS RECOMMENDING THAT STOCKHOLDERS VOTE TO APPROVE THE MERGER AND THE MERGER AGREEMENT?

        For the past several years, the Board of Directors has attempted to enhance the Company's value for its stockholders through the opening of additional restaurants and the repurchase by the Company of outstanding shares of its Common Stock. The Board has determined that these methods have not enhanced value to a satisfactory degree and have concluded that a "going private" transaction was the best method to enhance value. By converting to a private company, the Company will reduce its operating expenses as it will no longer need to incur the professional fees and stock transfer fees required of a public company. The Board of Directors believes that the proposed "going private" transaction represents the best opportunity at the present time for the Public Stockholders to maximize the value for their shares of Common Stock. For these and other reasons described in this Proxy Statement, the Board of Directors, after taking into account the recommendation of the Special Committee appointed by the Board to review and evaluate the Merger proposal, recommends that stockholders vote for the Merger because it believes the Merger terms are in the best interests of the Company and the Public Stockholders.

WHAT STEPS HAS THE BOARD OF DIRECTORS TAKEN TO ASSURE THAT THE MERGER TERMS ARE FAIR TO THE PUBLIC STOCKHOLDERS?

        The Lombardi Brothers, who hold five of the eight seats on the Board of Directors, will be Continuing Stockholders. In an attempt to avoid actual or potential conflicts of interest, the Board of Directors appointed a Special Committee to review and make a recommendation to the Board of Directors regarding the fairness of the proposed transaction to the Public Stockholders. The Special Committee is comprised of Kenneth Cubelli M.D. as chairman, Nicholas
B. Boxter C.P.A. and Raymond L. Dademo, Esq. who hold the remaining three seats on the Board of Directors.

ARE THERE RELATIONSHIPS BETWEEN THE LOMBARDI BROTHERS AND THE MEMBERS OF THE SPECIAL COMMITTEE, OUTSIDE THE COMPANY?

        Kenneth Cubelli's wife and Joseph S. Lombardi's wife are sisters. The Lombardi Brothers' mother, who passed away in 2003, was the sister of Raymond L. Dademo's mother. Dr. Cubelli owns 100,000 shares and Mr. Dademo owns 2,000 shares of the Company's Common Stock. If the Merger is consummated, neither of them will be Continuing Stockholders as they will each exchange their stock for the right to receive a cash payment of $3.12 per share. Nicholas B. Boxter has no family relationship with the

Lombardi Brothers and does not own shares of Common Stock. However, he does render accounting services to the Lombardi Brothers and their affiliated entities.

WHAT ACTIONS HAVE BEEN TAKEN BY THE SPECIAL COMMITTEE?

        The original proposal made by the Lombardi Group through Acquisition Co. and announced by the Company on November 21, 2003, proposed a purchase price of $1.75 per share for the shares of Common Stock owned by the Public Stockholders. The Special Committee retained its own legal counsel to advise it with respect to its obligations and duties and on January 30, 2004, the Company announced that the Special Committee had retained the investment banking firm of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey") to render an opinion to the Special Committee as to the fairness from a financial point of view, of the consideration offered by the Lombardi Group to the Public Stockholders. On March 8, 2004, the Company announced that the Special Committee had voted unanimously to recommend the rejection of the offered purchase price of $1.75 per share as being inadequate. On March 15, 2004, the Company announced that the Lombardi Group had increased the offered purchase price to $2.50 per share. On April 19, 2004, the Company announced that the Special Committee had voted to recommend the rejection of the increased offered purchase price of $2.50 per share as inadequate. On April 21, 2004, the Company announced that the offered purchase price had been increased to $3.00 per share. The Special Committee continued to find the price inadequate. On June 1, 2004, the Company announced that the Lombardi Group had once again increased the offered purchase price to the Public Stockholders to $3.12 per share and that the Special Committee had determined that in its judgment, the proposed increased purchase price of $3.12 per share was fair to the Public Stockholders. As a result, the Special Committee recommended to the Board of Directors that the Board accept the proposal of a purchase price of $3.12 per share for the shares of the Public Stockholders. The Board of Directors has accepted the recommendation of the Special Committee.

        The recommendation of the Special Committee was based upon its own deliberations and its consultations with its professional advisors as well as on the written opinion of Houlihan Lokey described below.

WHAT OPINION HAS BEEN DELIVERED BY HOULIHAN LOKEY?

        On December 16, 2004, Houlihan Lokey delivered its written opinion to the Special Committee that, based upon and subject to the limitations, qualifications and assumptions stated therein, the $3.12 per share price to be paid to the Public Stockholders for their shares of Common Stock is fair to them from a financial point of view. Houlihan Lokey's written opinion is included as Appendix B to this Proxy Statement.

WHAT FACTORS WERE CONSIDERED BY THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS IN RECOMMENDING THE $3.12 PER SHARE PURCHASE PRICE FOR THE COMMON STOCK OWNED BY THE PUBLIC STOCKHOLDERS?

        The Special Committee and the Board of Directors considered a number of factors before recommending the $3.12 per share purchase price for the Common Stock owned by the Public Stockholders, including but not limited to, the following:

    o the nature of the restaurant business in the areas where the Company's restaurants are located

    o   the Company's financial condition and operating results

    o the relative lack of growth in the Company's revenues over the past four years

    o the Company's limited ability to expand the number of its seafood restaurant units due to the difficulties in acquiring additional waterfront sites at reasonable cost

    o the required future capital investment in order to maintain certain restaurants

    o the departure (at the end of June 2004) of the Company's long-time chief executive and chief financial officer, Anthony C. Papalia

    o   the costs to continue to operate as a publicly owned entity

    o the relatively low market prices for the Common Stock in the over-the-counter market over the past three years

    o   the decline in market conditions for low-priced stocks

    o the lack of positive impact on the market price for the Common Stock following the Company's various stock repurchases

    o the lack of liquidity in the market for the Common Stock as reflected by the low average trading volume in the stock in the over-the-counter market over the past three years

    o   the terms and conditions of the proposed Merger

    o the belief that after several increases in the offered purchase price, the $3.12 per share offered purchase price was the highest price that the Lombardi Group was willing to offer

    o the fact that the offered price of $3.12 per share represents a premium of approximately 215% over the $1.45 per share last sale price for the Common Stock in the over-the-counter market on November 17, 2003, the last trading day on which a last sale price was available immediately preceding the date on which the original $1.75 per share purchase proposal was publicly announced

    o the presentation and the opinion of Houlihan Lokey delivered to the Special Committee on December 16, 2004.

    o the requirements of the Delaware General Corporation Law (the "Delaware Law") that the affirmative vote of at least a majority of the shares of Common Stock present in person or by proxy at the Special Meeting is required for approval and adoption of the Merger and the Merger Agreement, and that stockholders who properly assert dissenters' rights in accordance with Section 262 of the Delaware Law are entitled to demand and be paid the fair value for their shares of Common Stock as determined pursuant to an appraisal by the Delaware Court of Chancery.

HOW IS THE MERGER BEING FINANCED?

        Acquisition Co. estimates that the total amount of funds required to purchase all of the shares of Common Stock owned by the Public Stockholders will be approximately $4,120,000 and that it will incur approximately $150,000 in related fees and expenses. The Lombardi Group and the Maschler Group will pay these amounts with personal funds and through anticipated bank borrowings. See "THE MERGER AGREEMENT AND THE MERGER - Expenses of the Merger and Sources of Funding."

WHAT RIGHTS DO STOCKHOLDERS HAVE TO DISSENT FROM THE MERGER?

        As a stockholder, you have the right to dissent from the Merger and demand a judicial determination as to the fair value of your shares of Common Stock. The determination could result in your being paid an amount per share which is more than, the same as, or less than the $3.12 per share offered price. Your right to dissent and demand an appraisal is governed by Section 262 of the Delaware Law, a copy of which is attached as Appendix C hereto.

        In order to dissent from the Merger, a stockholder (i) must NOT vote his or her shares for the Merger Agreement and the Merger and (ii) must deliver to the Company BEFORE the vote on the Merger is taken at the Special Meeting, a written demand for appraisal of his or her shares (the "Appraisal Demand"). The Appraisal Demand will be sufficient if it is in writing and reasonably informs the Company of the stockholder's identity and that the stockholder intends thereby to demand the appraisal for a specified number of his or her shares. A PROXY OR VOTE AGAINST THE MERGER SHALL NOT CONSTITUTE SUCH A DEMAND. FURTHERMORE, A STOCKHOLDER ELECTING TO DEMAND AN APPRAISAL MUST DO SO BY AN APPRAISAL DEMAND SEPARATE FROM ANY PROXY OR BALLOT. THE APPRAISAL DEMAND MUST BE DELIVERED TO THE COMPANY ON A TIMELY BASIS AT 62 BROADWAY, POINT PLEASANT BEACH, NJ 08742; ATT: CORPORATE SECRETARY.

        Within ten days after the Effective Time of the Merger, the Company, as the surviving corporation will send notice of the effectiveness of the Merger to each person who prior to the Effective Time of the Merger satisfied the foregoing conditions. Any stockholder entitled to appraisal rights may, within 20 days after the date of the mailing of such notice, demand in writing from the Company, the appraisal of his or her shares of Common Stock. Such demand must reasonably inform the Company of the name and mailing address of the holder of record and of such stockholders' intention to demand appraisal of such holder's shares of Common Stock.

        Within 120 days after the Effective Time of the Merger, the Company as the surviving corporation or any stockholder who has satisfied the foregoing conditions and who is otherwise entitled to appraisal rights, may file a petition in the Delaware Court of Chancery demanding a determination of the value of the stock held by all stockholders entitled to appraisal. The Company does not currently intend to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that the Company will file a petition to appraise the value of their stock or that the Company will initiate any negotiations with respect to the "fair value" of such stock. Accordingly, holders of the Common Stock should initiate all necessary action to perfect their appraisal rights within the time periods prescribed in Section 262 of the Delaware Law.

        Within 120 days after the Effective Time of the Merger, any stockholder who has complied with the requirements for exercise of appraisal rights, as discussed above, is entitled, upon written request, to receive from the Company, a statement setting forth (i) the aggregate number of shares of Common Stock not voted in favor of the Merger and with respect to which demands for appraisal have been received and (ii) the aggregate number of holders of such shares of stock. The Company is required to mail such statement within ten days after it receives a written request to do so, or within ten days after expiration of the period for delivery of demands for appraisal under Section 262, whichever is later.

        If a petition for an appraisal is timely filed and a copy is delivered to the Company as the surviving corporation, the Company must within 20 days after receipt of such petition file with the Delaware Court of Chancery in which the petition was filed a list of the names and addresses of all stockholders who have demanded appraisal rights and with whom agreements as to the value of their shares has not been reached by the Company. After notice to the Company and those stockholders, the Court can conduct a hearing to determine the stockholders entitled to appraisal rights. The Court may require stockholders who have demanded appraisal rights for their shares to submit their stock certificates to the Court for a notation thereon, and if any stockholder fails to comply with this requirement, the Court may dismiss the proceedings as to such stockholder.

        At a hearing on the petition, the Court will determine the stockholders entitled to appraisal rights and will appraise the shares of stock owned by such stockholders, determining their "fair value" exclusive of any element of value arising from the accomplishment or expectation of the Merger and will determine the amount of interest, if any, to be paid upon the value of the shares of stock of the stockholders entitled to appraisal. In determining such "fair value," the Court shall take into account all relevant factors. Any such judicial determination of the "fair value" of stock could be based on considerations other than or in addition to the price paid in the Merger and the market value of the Common Stock, including asset values, the investment value of the Common Stock and any other valuation considerations generally accepted in the investment community. The value so determined for the Common Stock could be more than, less than or the same as the consideration paid pursuant to the Merger Agreement. The Court may, in its discretion, order that all or a portion of any stockholder's expenses incurred in connection with an appraisal proceeding, including, without limitation, reasonable attorney's fees and fees and expenses of experts, be charged pro rata against the value of all the shares of the Common Stock entitled to an appraisal, but a dissenting stockholder must be prepared to pay his or her own expenses in connection with the proceeding.

        Any stockholder who has demanded an appraisal in compliance with Section 262 will not, from and after the Effective Time of the Merger, be entitled to vote the shares subject to such demand for any purpose or be entitled to dividends or other distributions on those shares (other than those payable or deemed to be payable to stockholders of record at a date which is prior to the Effective Time of the Merger).

        Holders of Common Stock lose the right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time of the Merger, or if a stockholder delivers a written withdrawal of such stockholder's demand for an appraisal to the Company, except that any such attempt to withdraw made more than 60 days after the Effective Time of the Merger requires the Company's written approval. If appraisal rights are not perfected or a demand for appraisal rights is withdrawn, a stockholder will be entitled to receive the $3.12 per share cash consideration otherwise payable pursuant to the Merger Agreement.

        If an appraisal proceeding is timely instituted, such proceeding may not be dismissed without the approval of the Delaware Court of Chancery as to any stockholder who has perfected a right of appraisal.

        Failure by a stockholder to take any required step to perfect appraisal rights may result in termination of his or her appraisal rights. BECAUSE THE APPRAISAL PROVISIONS OF THE DELAWARE LAW ARE COMPLEX, STOCKHOLDERS WHO ARE CONSIDERING EXERCISING THEIR APPRAISAL RIGHTS UNDER SECTION 262 SHOULD CONSULT WITH THEIR OWN LEGAL ADVISORS.

        The Merger Agreement provides that Acquisition Co. will not be obligated to complete the merger if the number of shares of Common Stock held by stockholders who comply with all the provisions of Section 262 and demand appraisal rights exceeds 10% of the aggregate number of shares of the Company's Common Stock outstanding on the closing date of the Merger.

        VOTING AGAINST THE MERGER AND THE MERGER AGREEMENT WILL NOT PROTECT YOUR RIGHT TO DISSENT IN THE ABSENCE OF YOUR DELIVERING A SEPARATE WRITTEN APPRAISAL DEMAND ON A TIMELY BASIS. APPENDIX C TO THIS PROXY STATEMENT CONTAINS SECTION 262 OF THE DELAWARE LAW REGARDING DISSENTERS' RIGHTS. STOCKHOLDERS WHO INTEND TO DISSENT SHOULD CAREFULLY REVIEW THIS PROXY STATEMENT AND APPENDIX C AND ARE URGED TO CONSULT WITH THEIR OWN LEGAL ADVISORS.

WHAT ARE THE CONDITIONS TO THE MERGER?

        There are a number of conditions that must be satisfied before either the Company or Acquisition Co. is obligated to complete the Merger. The following are certain of the most important of these conditions, all of which must be satisfied at the time of the Merger:

    o stockholders owning at least a majority of the outstanding shares of Common Stock must approve and adopt the Merger and the Merger Agreement.

    o there are no legal restraints rendering the Merger unlawful or preventing the consummation of the transactions contemplated thereunder and no pending litigation that could have a material adverse effect on the Company.

    o the Houlihan Lokey fairness opinion issued to the Special Committee and attached hereto as Appendix B shall not have been withdrawn or revoked.

    o all authorizations, consents and waivers required for the consummation of the Merger shall have been obtained.

    o the respective representations and warranties made in the Merger Agreement by each of the parties to the Merger Agreement shall be true and correct.

    o stockholders shall not have exercised appraisal rights under the Delaware Law with respect to more than 10% of the outstanding shares of Common Stock (392,610 shares).

    o neither the Special Committee nor the Board of Directors shall have withdrawn, modified or otherwise changed its recommendation concerning the terms of the Merger.

SHOULD YOU SEND IN YOUR STOCK CERTIFICATES NOW?

        No. If the Merger is consummated, you will be sent written instructions on how to forward your certificates for payment.

IF YOUR SHARES OF COMMON STOCK ARE HELD IN "STREET NAME" BY A BROKER, WILL THE BROKER BE ABLE TO VOTE YOUR SHARES?

        Your broker will vote your shares only if you provide instructions on how to vote. Your broker should provide you with directions on how to instruct your broker to vote your shares.

CAN YOU CHANGE YOUR VOTE AFTER YOU MAIL IN YOUR SIGNED PROXY CARD?

        Yes. You can send in a signed proxy card dated at a later date or a written revocation of your proxy prior to the Special Meeting or attend the Special Meeting and vote in person.

WHEN WILL YOU RECEIVE PAYMENT FOR YOUR SHARES?

        If the Merger Agreement is approved and adopted and the other conditions to the Merger are satisfied, the Company intends to consummate the Merger shortly thereafter. As soon as practicable after consummation of the Merger, the Company's Payment Agent will send a letter to stockholders instructing them on how to exchange certificates for their shares of Common Stock for the $3.12 per share cash payment. Payment will be made promptly upon compliance with the exchange procedures. See "THE MERGER AGREEMENT AND THE MERGER - Exchange Procedures."

WHAT ARE THE INCOME TAX CONSEQUENCES OF THE MERGER?

        Receipt of the $3.12 per share cash payment upon completion of the Merger may be a taxable event for federal income tax purposes, depending on the recipient's cost basis for the shares exchanged. A review of the tax consequences to stockholders appears commencing on page 48 of this Proxy Statement. Each stockholder is urged to consult with his or her tax advisor concerning the tax consequences of the Merger to him or to her.

                          INFORMATION ABOUT THE COMPANY

CHEFS INTERNATIONAL, INC. (THE "COMPANY")

        The Company was incorporated under the laws of the State of Delaware in March 1975. The Company is publicly owned and currently files periodic reports pursuant to Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") with the Securities and Exchange Commission. The Company's Common Stock is registered pursuant to Section 12(g) of the Exchange Act.

        The Company currently operates nine restaurants on a year-round basis. Seven of the restaurants are free-standing seafood restaurants (four in New Jersey and three in Florida). The other two restaurants are located in Freehold, New Jersey. Five of the seafood restaurants are operated under the name "Jack Baker's Lobster Shanty", one under the name "Baker's Wharfside" and one under the name "Mr. Manatee's Causal Grille". One of the two restaurants located in Freehold, New Jersey is a Mexican theme restaurant operated under the name "Escondido's Mexican Restaurant". The other is an eclectic American food restaurant operated under the name "Moore's Tavern and Restaurant". The Company opened its first seafood restaurant in November 1978, "Moore's Tavern and Restaurant" in February 2000 and its Mexican theme restaurant in January 2002. See "SPECIAL FACTORS - Interests of Certain Persons in the Merger" as to the leasing by the Company of the two Freehold, New Jersey restaurant facilities and a common parking area from an entity affiliated with the Lombardi Brothers.

        The Company's principal office is located at 62 Broadway, Point Pleasant Beach, New Jersey 08742 where its telephone number is (732) 295-0350.

MANAGEMENT

        The following eight persons comprise the current Board of Directors of the Company.

Name                                        Position
----                                        --------
Robert M. Lombardi (a)                      Chairman of the Board (c)
Nicholas B. Boxter (b)                      Director
Kenneth Cubelli(b)                          Director
Raymond L. Dademo (b)                       Director

Anthony M. Lombardi (a)                     Director
Joseph S. Lombardi (a)                      Director
Michael F. Lombardi (a)                     Director
Stephen F. Lombardi (a)                     Director

----------
        (a) The five Lombardis are Lombardi Brothers.

        (b) Messrs. Boxter, Cubelli and Dademo comprise the Special Committee appointed by the Board of Directors to review and analyze the Merger proposal presented by Acquisition Co. and to determine and advise the Board whether in its judgment, the proposed cash purchase price was fair to the Public Stockholders. Assuming the Merger is consummated, Messrs. Boxter, Cubelli and Dademo will resign as directors.

         (c) Robert M. Lombardi also serves as the Company's President.

        The following is a brief account of the business experience of each director and executive officer of the Company during the past five years.

        Robert M. Lombardi, M.D. is, and for more than the past five years has been principally engaged as a physician and orthopedic surgeon with the Edison-Metuchen Orthopedic Group, a medical practice group located in Edison, New Jersey, where he also serves as a senior officer. He is also an officer of Moore's Inn, Inc. and a partner in Moore's Realty. See "SPECIAL FACTORS - Interests of Certain Persons in the Merger."

        Nicholas B. Boxter, C.P.A. is, and for more than the past five years has been principally engaged in the practice of accountancy with his own firm in Whitehouse, New Jersey.

        Kenneth Cubelli, M.D. is, and for more than the past five years has been principally engaged as a physician and orthopedic surgeon with the Morris County Orthopedic Group in Denville, New Jersey.

        Raymond L. Dademo, Esq. is, and for more than the past five years has been principally engaged as a practicing attorney with his own law firm in Brick, New Jersey.

        Anthony M. Lombardi, D.D.S. is, and for more than the past five years has been principally engaged in the practice of dentistry in Edison, New Jersey. He is also an officer of Moore's Inn, Inc. See "SPECIAL FACTORS - Interests of Certain Persons in the Merger."

        Joseph S. Lombardi, M.D. is, and for more than the past five years has been principally engaged as a physician and orthopedic surgeon with the Edison-Metuchen Orthopedic Group, where he is a senior officer. He is also an officer of Moore's Inn, Inc. and a partner in Moore's Realty. See "SPECIAL FACTORS - Interests of Certain Persons in the Merger."

        Michael F. Lombardi, Esq. is, and for more than the past five years has been principally engaged as a practicing attorney and a senior officer of Lombardi & Lombardi, P.A., an Edison, New Jersey law firm. He is also an officer of Moore's Inn, Inc. and a partner in Moore's Realty. See "SPECIAL FACTORS - Interests of Certain Persons in the Merger."

        Stephen F. Lombardi, Esq. is, and for more than the past five years has been principally engaged as a practicing attorney and a senior officer of Lombardi & Lombardi, P.A., an Edison, New Jersey law firm. He is also an officer of Moore's Inn, Inc. and a partner in Moore's Realty. See "SPECIAL FACTORS - Interests of Certain Persons in the Merger."

        Martin W. Fletcher is not a director. He serves as the Company's Vice President and Chief Financial Officer. He was employed by the Company as its controller for more than the past five years and in 2004, was elected as the Company's chief financial officer. He devotes all of his working time to the business of the Company.

STOCK OWNERSHIP

        The following table sets forth as of January 14, 2005 (the "Record Date"), the number of shares of the Company's Common Stock beneficially owned
(a) by each of the Company's eight directors; (b) all directors and executive officers of the Company as a group; and (c) by the Lombardi Group's affiliate, the Maschler Group. It also sets forth the percentage such shares comprise of the total outstanding shares of the Company's Common Stock. The Company has no knowledge of any other individual or "group" as that term is used in Section 13(d)(3)of the Exchange Act, who is the beneficial owner of more than 5% of the Company's outstanding Common Stock.

                                               Beneficially Owned
                                                     at the
                                                   Record Date
                                       ----------------------------------
Name                                       Shares             Percentage
-------------------------              -------------         ------------

Nicholas B. Boxter                            --                  --
Kenneth Cubelli                          100,000 (a)             2.5%
Raymond L. Dademo                          2,000 (b)              --
Anthony M. Lombardi                      111,001                 2.8%
Joseph S. Lombardi                       598,633                15.2%
Michael F. Lombardi                      251,735 (c)             6.4%
Robert M. Lombardi                     1,335,825                34.0%
Stephen F. Lombardi                      111,335 (c)             2.8%
All executive officers
and directors as a group
(nine persons)                         2,510,529 (c)            63.9%
Maschler Group                           196,938 (d)             5.0%

----------
(a) If the Merger is consummated, Dr. Cubelli's stock will be canceled and converted into the right to receive a cash payment of $3.12 per share.

(b) If the Merger is consummated, Mr. Dademo's stock will be canceled and converted into the right to receive a cash payment of $3.12 per share.

(c) Includes with respect to each of Michael F. Lombardi and Stephen F. Lombardi, only one-half of the 111,668 shares owned by the Lombardi & Lombardi, P.A. Defined Benefit Pension Plan and only one-half of the 49,000 shares owned by the law firm of Lombardi & Lombardi P.A., although each has voting and dispositive power with respect to all 111,668 shares owned by the Pension Plan and all 49,000 shares owned by the law firm.

(d) The Maschler Group is comprised of two Maschler Brothers, Lee Maschler and Matthew H. Maschler who each own 98,469 shares of Common Stock. They will be responsible for their proportional share of Acquisition Co.'s expenses necessary to finance the Merger.

        For more information concerning the Company, see "WHERE YOU CAN FIND MORE INFORMATION".

                        INFORMATION ABOUT ACQUISITION CO.

        Lombardi Restaurant Group, Inc. ("Acquisition Co.") was incorporated under the laws of the State of Delaware in November 2003. Acquisition Co. was formed for the sole purpose of facilitating the Merger. If the Merger Agreement and the Merger is approved by stockholders and if the Merger is effectuated, Acquisition Co. will merge into the Company with the Company being the surviving entity. As a newly-formed corporation, Acquisition Co. has had no operating history. Its only business activity has been the execution and delivery of the Merger Agreement and activities relating thereto. It is not anticipated that Acquisition Co. will conduct any business other than in connection with its formation and capitalization and the transactions contemplated by the Merger Agreement.

        The sole directors of Acquisition Co. are the Lombardi Brothers and Matthew H. Maschler. The sole stockholders of Acquisition Co. are the Lombardi Brothers, the Lombardi Brothers' related entities and the two Maschler Brothers, all of whom have the same proportional ownership to each other in Acquisition Co. as they own in the Company.

        Acquisition Co.'s office is located c/o Lombardi & Lombardi, 1862 Oak Tree Road, Edison, New Jersey 08818 where its telephone number is (732) 906-1500.

      CAUTIONARY STATEMENT AND RISKS CONCERNING FORWARD-LOOKING STATEMENTS

        Except for historical information, the matters discussed in this Proxy Statement contain forward-looking statements within the meaning of Section 27A of the Securities

Act of 1933 and Section 21E of Exchange Act. Such statements are intended to be covered by the safe harbor created by such provisions. These statements include, but are not limited to: management's beliefs regarding the Company's future operations, operating results and any plans or objectives of management regarding the future of the Company.

        No assurances can be given that future results or events anticipated by the forward looking statements will be achieved. Important factors which may affect the Company's future results include, but are not limited to, changing market conditions; weather (Florida hurricanes in the third quarter of fiscal 2004 caused the closing of the Company's three Florida restaurants for approximately ten days in the case of one restaurant, and for approximately two months and two and one-half months in the case of the other two restaurants); the state of the economy; substantial increases in insurance costs; the impact of competition to the Company's restaurants; pricing; and the acceptance of the Company's food products. In addition, the Company's future performance could be adversely affected if it is unable to find a satisfactory successor to its former President and Chief Executive Officer, Anthony C. Papalia, who left the Company's employ at the end of June 2004. Although Robert M. Lombardi currently serves in these positions, he is doing so on a part-time basis, his principal occupation being that of a physician and orthopedic surgeon.

        The above discussion together with discussions contained elsewhere in this Proxy Statement, highlight some of the more important risks to the Company's future performance identified by its management. Such risks should not be assumed to be the only risks that can adversely affect the Company's future performance. Certain risk factors may also be identified by the Company from time to time in filings with the Securities and Exchange Commission, press releases and other communications.

        In light of the significant uncertainties inherent in the forward-looking statements included in this Proxy Statement, the inclusion of such forward-looking statements should not be regarded as a representation by the Company, its management or any other person that such future objectives will be achieved.

                      INFORMATION ABOUT THE SPECIAL MEETING

DATE, TIME AND PLACE OF THE SPECIAL MEETING

        This Proxy Statement is being furnished to the holders of the outstanding shares of the Company's Common Stock as of the Record Date in connection with the solicitation of proxies by the Board of Directors for use at the Special Meeting to be held on ________________, February _ _, 2005, at 10:00 a.m. local time, at the Company's Jack Baker's Wharfside Restaurant at 101 Channel Drive, Point Pleasant Beach, New Jersey 08742, and at any adjournments or postponements thereof.

PURPOSE OF THE SPECIAL MEETING

        At the Special Meeting, the Company's stockholders will be asked (i) to consider and vote upon a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby, and (ii) to transact such other business as may properly come before the Special Meeting. Additional information concerning the Special Meeting, the Merger and the Merger Agreement is set forth below, and a copy of the Merger Agreement is attached hereto as Appendix A.

        TAKING INTO ACCOUNT THE RECOMMENDATION OF A SPECIAL COMMITTEE APPOINTED BY THE BOARD OF DIRECTORS, THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

RECORD DATE; SHARES ENTITLED TO VOTE; QUORUM

        The Board of Directors has fixed the close of business on January 14, 2005 as the Record Date for the Special Meeting. Only stockholders of record of the Company's Common Stock on the Record Date are entitled to notice of and to vote at the Special Meeting. Stockholders are entitled to one vote for each share held on the Record Date on matters properly presented at the Special Meeting. At the close of business on the Record Date, there were 3,926,105 shares of Common Stock issued and outstanding. The holders of a majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting will constitute a quorum for the transaction of business at the Special Meeting.

VOTE REQUIRED

        Pursuant to Delaware Law, the affirmative vote of not less than a majority of the outstanding shares of Common Stock whose holders are entitled to notice of and to vote at the Special Meeting is required to approve and adopt the Merger Agreement and the Merger. The affirmative vote of a majority of the issued and outstanding shares of Common Stock is a sufficient vote to approve and adopt the Merger Agreement and the Merger even if a majority of the shares of Common Stock owned by the Public Stockholders are not voted in favor of such approval and adoption. Each share of Common Stock is entitled to one vote on all matters presented to the Special Meeting. Failure to return an executed proxy card (including broker non-votes) or to vote in person at the Special Meeting or voting to abstain will constitute, in effect, a vote against approval and adoption of the Merger Agreement and the Merger.

VOTING OF PROXIES

        All proxies that are properly executed and returned to the Company's transfer agent, Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004 on or before the date of the Special Meeting, and not subsequently revoked, will be voted at the Special Meeting or any adjournments or postponements thereof in accordance with any instructions thereon, or, if no instructions are provided, will be voted FOR approval and adoption of the Merger Agreement and the transactions contemplated thereby. Any stockholder who has given a proxy pursuant to this solicitation may revoke it by attending the Special Meeting and giving oral notice of his or her intention to vote in person, without compliance with any other formalities. In addition, any proxy given pursuant to this solicitation may be revoked prior to the Special Meeting by delivering an instrument to the Secretary of the Company revoking it or by delivering a duly executed proxy bearing a later date. A vote in favor of the Merger Agreement and the transactions contemplated thereby means that a Stockholder will NOT have the right to dissent and seek payment of the fair value of his or her shares of Common Stock.

        Management of the Company does not know of any matters other than those set forth herein which may come before the Special Meeting. If any other matters are properly presented to the Special Meeting for action, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matters. Such matters may include an adjournment or postponement of the Special Meeting from time to time in the event the Board of Directors determines to adjourn or postpone the Special Meeting. If any such adjournment or postponement is made, additional proxies may but will not necessarily be solicited during such adjournment period.

PROXY SOLICITATION

        The expense of preparing, printing and mailing this Proxy Statement and the proxies solicited hereby will be borne by the Company. In addition to the use of the mails, proxies may be solicited by officers and directors and regular employees of the Company, without additional remuneration, by personal interviews, written communication, telephone, telegraph or facsimile transmission. The Company has requested brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares of the Company's Common Stock held of record on the Record Date and will provide reimbursement for the cost of forwarding the material in accordance with customary charges.

STOCKHOLDERS SHOULD NOT SEND ANY CERTIFICATES REPRESENTING SHARES OF COMMON STOCK WITH THEIR PROXY CARD. IF THE MERGER IS CONSUMMATED, THE PROCEDURE FOR THE EXCHANGE OF CERTIFICATES REPRESENTING SHARES OF COMMON STOCK, WILL BE AS SET FORTH IN THIS PROXY STATEMENT.

                                 SPECIAL FACTORS

PURPOSE

        The purpose of the Merger is to convert the Company into a non-public corporation owned by the Continuing Stockholders. At the same time, the Public Stockholders are being given the opportunity to receive a cash payment of $3.12 per share owned which represents a substantial premium over the $1.45 last sale price per share at which the Company's Common Stock was trading in the over-the-counter market prior to the announcement of the Merger proposal.

BACKGROUND

        PURCHASE OF CONTROL BY THE LOMBARDI GROUP - On May 20, 1999, the five Lombardi Brothers purchased an aggregate 1,722,445 shares of the Company's Common Stock for an aggregate $4,306,113 or $2.50 per share from the Chapter 11 Trustee for the bankruptcy estate of the Company's former principal stockholder. On May 25, 1999, the Company received notice that the five Lombardi Brothers and their related entities (the "Lombardi Group") owned in excess of 50% of the Company's issued and outstanding Common Stock and as a result, owned voting control of the Company. On that date, Robert M. Lombardi was elected as a director of the Company and chairman of the board at the request of the Lombardi Group.

        On July 7, 1999, the four remaining Company directors resigned as directors and four Lombardi Group nominees, namely Anthony M. Lombardi, Joseph
S. Lombardi, Michael F. Lombardi and Stephen F. Lombardi were elected as directors in their place. In December 1999, Nicholas Boxter, Kenneth Cubelli and Raymond L. Dademo were elected as directors bringing the number of the Company's directors to a total of eight. In June 2004, Robert M. Lombardi was elected as President and Chief Executive Officer of the Company to succeed Anthony C. Papalia who resigned from those positions effective June 28, 2004.

EVENTS LEADING TO THE PROPOSAL FOR AND THE ACCEPTANCE OF THE MERGER OFFER

        During the third and fourth quarters of fiscal 2004, Robert M. Lombardi and his brother Michael F. Lombardi, Chairman of the Board and Secretary, respectively, of the Company, had a number of conversations with their Lombardi Brothers, Anthony M. Lombardi, Joseph S. Lombardi and Stephen F. Lombardi concerning whether the Company should remain a public company. The Lombardi Brothers concluded that based on the Company's relatively small size, the fact that substantial stock repurchases made by the Company had not had a significant positive effect on the market price for the Common Stock, the illiquidity of the Common Stock, the Company's lack of growth and the costs inherent in remaining a public company, it would be in all of the stockholders' interests to "take the Company private" at a fair price. At the time, the five Lombardi Brothers comprised five of the Company's eight directors and the Lombardi Brothers and their related entities (collectively the "Lombardi Group") were the beneficial owners of in excess of 60% of the Common Stock.

        The Lombardi Brothers organized Lombardi Restaurant Group, Inc. ("Acquisition Co.") in November 2003. Acquisition Co. is a Delaware corporation formed to merge into the Company. The present stockholders of Acquisition Co. are the Lombardi Group and the Maschler Group. It is anticipated that as a result of the Merger, the Company will acquire the shares of the Public Stockholders, thereby converting the Company into a private corporation owned solely by the stockholders of Acquisition Co.

        On November 21, 2003, the Company announced that it had received a proposal made by the Lombardi Group through Acquisition Co., to acquire all of the outstanding shares of the Company's Common Stock not owned by the Lombardi Group for a cash purchase price of $1.75 per share. The proposal contemplated that the acquisition would take the form of a Merger pursuant to which Acquisition Co. would be merged into the Company and the Company's stockholders other than the members of the Lombardi Group would receive a $1.75 per share cash payment for their shares of the Company's Common Stock.

        The Company also announced that the proposal was subject to various conditions including the requirement that the Company's Board of Directors determine and recommend the $1.75 per share acquisition price to be fair to the Company's minority stockholders ("Public Stockholders"). At the same time, the Company announced that the Board of Directors had appointed a Special Committee consisting of the three non-Lombardi brother directors, namely Nicholas Boxter, C.P.A., Kenneth Cubelli M.D. and Raymond Dademo, Esq., to review and analyze the proposal and to determine whether the Special Committee, in its judgment, deemed the proposed acquisition price fair to the Public Stockholders.

        On December 17, 2003, the Special Committee engaged the New York City law firm of Ellenoff Grossman & Schole LLP to serve as independent counsel to the Special Committee to advise the members with respect to their legal responsibilities.

        On January 30, 2004, the Company announced that the Special Committee had retained the investment banking firm of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey") to render an opinion to the Special Committee as to the fairness, from a financial point of view, of the consideration offered by the Lombardi Group to the Public Stockholders.

        On March 8, 2004, the Company announced that after review with its financial and legal advisors, the Special Committee had voted unanimously to reject the offered cash purchase price of $1.75 per share concluding that the offer price did not adequately reflect the Company's value.

        On March 15, 2004, the Company announced that the Lombardi Group had increased the offered purchase price to $2.50 per share. Although the offer had an initial termination date of March 19, 2004, it was extended after discussions between counsel to the Special Committee and counsel to the Lombardi Group.

        On April 19, 2004, the Company announced that after further review with its financial and legal advisors, the Special Committee had voted unanimously to recommend rejection of the increased offered purchase price of $2.50 per share. In making its recommendation, the Committee took into account the possible departure of the Company's chief executive and chief financial officer, Anthony C. Papalia, but concluded that the revised offered purchase price was still inadequate from a financial point of view as it did not adequately reflect the Company's value.

        On April 21, 2004, the Company announced than the Lombardi Group had once again increased the offered purchase price, this time to $3.00 per share. Counsel to the Special Committee, after conferring with the members of the Committee, informed counsel for the Lombardi Group that the $3.00 offer appeared to be inadequate. At this point, counsel for the Lombardi Group engaged in a number of telephone discussions with counsel to the Special Committee in which he indicated that the Lombardi Group did not wish to continue a pattern of offer and rejection and requested an indication from the Committee as to an acceptable price. A price was established after discussions among the members of the Special Committee as well as with Houlihan Lokey and communicated by counsel to the Special Committee to counsel to the Lombardi Group.

        In May 2004, counsel to the Lombardi Group advised counsel to the Special Committee that the Lombardi Group's "final" offer was $3.12 per share. On June 1, 2004, the Company announced that the Special Committee, after review with its financial and legal advisors, had advised the Board of Directors that in the Committee's judgment, the proposed increased purchase price of $3.12 per share was fair to the Public Stockholders, and recommended that the Board accept the proposal.

        Houlihan Lokey subsequently updated its analysis with respect to the Merger and, on December 16, 2004, provided the Special Committee with a written opinion as of the date thereof that based on the matters described in its opinion, the consideration to be received by the Public Stockholders in the Merger ($3.12 per share) is fair to them from a financial point of view.

        On December 16, 2004, after a review of the proposed Merger Agreement and the Plan of Merger and taking into account the recommendation of the Special Committee, the Board of Directors unanimously approved the proposal as well as the form of Merger Agreement and the Plan of Merger. The Merger Agreement was executed on December 22, 2004.

        On December 17, 2004, the Continuing Stockholders, namely the Lombardi Group and the Maschler Group, executed a Contribution Agreement pursuant to which each member of each Group agreed to contribute his or its Common Stock to Acquisition Co. prior to the Merger in exchange for an identical number of shares of Acquisition Co. stock. If the Merger is consummated, the Common Stock contributed by the Continuing Stockholders to Acquisition Co. will be canceled as will their shares of Acquisition Co. stock and they will each be issued new shares of Common Stock identical in number to the shares he or it agreed to contribute to Acquisition Co. Matthew H. Maschler had initially contacted the Company in February 2004 after the Company's announcement of the Merger proposal with an offered cash purchase price of $1.75 per share to the Public Stockholders. Mr. Maschler advised that he and his family owned a significant number of shares of Common Stock and wanted to be certain that the Board of Directors would act independently when evaluating the proposal. After a subsequent series of discussions between Michael F. Lombardi on behalf of the Lombardi Group and Matthew H. Maschler on behalf of the Maschler Group, it was agreed that in consideration for the Maschler Group executing the Contribution Agreement and assuming its proportionate share of the Merger expenses (7.6% or approximately $320,000), the Maschler Group would join the Lombardi Group as Continuing Stockholders and Matthew H. Maschler would be elected as a director of Acquisition Co. and after the Merger, as a director of the Company.

RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS

        The Special Committee and the Board of Directors have each unanimously determined that the Merger Agreement and the Merger are fair to and in the best interests of the Company's Public Stockholders. The Special Committee and the Board recommend that you vote "For" approval and adoption of the proposed Merger pursuant to the terms and conditions of the Merger Agreement. See "Interests of Certain Persons in the Merger - Actual or Potential Conflicts of Interest" as to actual or potential conflicts of interest between the members of the Board and the Public Stockholders.

        The Special Committee and the Board believe that the Merger is a more desirable alternative for the Public Stockholder than continuing to hold equity interests in the Company. In reaching the determination that the Merger Agreement and the Merger are fair to the Public Stockholders, the Special Committee consulted with its financial consultant, Houlihan Lokey and with its legal advisors and the Board consulted with its legal advisors. Each member also relied on his knowledge of the Company's business operations, properties, financial condition, operating results, and prospects in the restaurant business. Also reviewed were trading prices for and trading volume of the Company's Common Stock in the over-the-counter market. Each of the following factors, in the opinion of the Special Committee and the Board, supported the determination.


o the relative lack of growth in the Company's revenues over the past four years as follows:

    Fiscal 2001         Fiscal 2002            Fiscal 2003           Fiscal 2004
    -----------         -----------            -----------           -----------
    $20,156,890         $20,798,333            $22,953,925           $22,283,169


o the Company's limited ability to expand the number of its seafood restaurants due to the difficulties in acquiring additional waterfront sites at reasonable cost

o the required future capital investment to maintain certain of the Company's existing restaurants. Restaurant maintenance expense including property and equipment replacement costs in fiscal 2004 aggregated approximately $450,000.

o the costs to operate the Company as a publicly owned entity. In fiscal 2004, these costs, including legal, auditing and transfer agent fees aggregated approximately $160,000.

o the relatively low market prices for the Common Stock in the over-the-counter market over the past three years. See "Common Stock" herein.

o the lack of positive impact on the market price for the Common Stock following the Company's various stocks repurchases. See "Common Stock" herein.

o the lack of liquidity in the market for the Common Stock as reflected by the low average trading volume in the stock in the over-the-counter market over the past three years. See "Common Stock" herein.

o the limited public float in the market for the Common Stock. At the date of this Proxy Statement, the Public Stockholders own an aggregate of approximately 1,350,000 shares of the Common Stock.

o the fact that the $3.12 per share cash price to be offered to the Public Stockholders if the Merger is effected represents a premium of approximately 215% over the $1.45 per share last sale price for the Common Stock in the over-the-counter market on November 17, 2003, the last trading day on which a last sale price was available immediately preceding the date (November 21, 2003) on which the original $1.75 per share purchase proposal was publicly announced.

o the written opinion of Houlihan Lokey, delivered to the Special Committee on December 16, 2004, that based upon and subject to the limitations, qualifications and assumptions stated therein, the $3.12 per share price to be received by the Public Stockholders for their shares of Common Stock is fair to them from a financial point of view. See the information under the caption "Opinion of Houlihan Lokey" hereunder. A copy of Houlihan Lokey's written opinion is included as Appendix B to this Proxy Statement.

o the belief that after several increases in the offered purchase price, the $3.12 per share offered purchase price was the highest price that the Lombardi Group was willing to offer.

o the fact that stockholders who properly assert dissenters' rights in connection with the Merger in accordance with Section 262 of the Delaware Law are entitled to demand and be paid the fair value for their shares of Common Stock as determined pursuant to an appraisal by the Delaware Court of Chancery. See "Dissenters' Rights" herein. A copy of Section 262 of the Delaware Law is attached as Appendix C to this Proxy Statement.

        In concluding that the Merger is fair to the Public Stockholders, the Special Committee and the Board also considered the following factors, each one of which they considered to be a negative factor.

    o the fact that consummation of the Merger will preclude the Public Stockholders from having the opportunity to participate in any future growth of the Company.

    o the fact that if the Merger is consummated, the Lombardi Group and the Maschler Group, who currently own the controlling interest in the Company, will have the sole opportunity to benefit from any increases in the value of the Company as a result of their increased equity ownership in the Company (from 66% to 100%) and therefore could receive a substantial economic benefit from the transaction.

    o the fact that the Company's net book value per share and net tangible book value per share ($3.75 and $3.53 per share, respectively, as of April 25, 2004, the last day of the Company's fiscal quarter immediately preceding the date on which the Special Committee initially determined to recommend acceptance of the Merger offer) exceeds the $3.12 per share cash price being offered to the Public Stockholders in connection with the Merger by $.63 and $.41 per share (20% and 13% respectively).

    o the conflicts of interest of the Lombardi Group who may realize substantial benefits if the Merger is consummated. The five Lombardi Brothers comprise five of the eight directors of the Company. One brother, Robert M. Lombardi, also serves as the Company's Chairman and President. The Lombardi Brothers, their related entities and the Maschler Group own approximately 66% of the outstanding Common Stock and if the Merger is consummated, will own 100% of the outstanding Common Stock. The Company also leases two buildings in Freehold, New Jersey in which it operates restaurants and a parking lot used for the two restaurants from an entity affiliated with the Lombardi Group. Two members of the Special Committee have family relationships with the Lombardi Brothers and the third member renders accounting services to the Lombardi Brothers and their affiliated entities. See "Interests of Certain Persons in the Merger - Actual or Potential Conflicts of Interest" herein. The Special Committee and the Board, being fully aware of these conflicts, believe that the procedures followed in considering the Merger proposal including the appointment of the Special Committee and the retention of Houlihan Lokey resulted in a negotiated transaction that is fair to the Public Stockholders despite these conflicts.

        The above listing of the factors considered by the Special Committee and the Board is not meant to be exhaustive, but includes the material factors considered by them as part of their determination that the Merger and the Merger Agreement are fair to the Public Stockholders and their recommendation that Stockholders approve the Merger and the Merger Agreement. In addition to considering the above factors, the Special Committee and the Board reviewed the analysis and conclusions of Houlihan Lokey as described below before making the determination that the Merger and the Merger Agreement are fair to the Public Stockholders. Based on the above engagement of

Houlihan Lokey and of separate legal counsel to negotiate on its behalf, the Board and the Special Committee also believe that the Merger is procedurally fair to the Public Stockholders. The members of the Special Committee and the Board have not assigned relative weights or quantifiable values to the above positive and negative factors and each has based his recommendation on the totality of the information presented to and considered by him. In the opinion of the Special Committee and the Board of Directors, the positive factors set forth above outweigh the negative factors set forth above.

OPINION OF HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

        On January 30, 2004, we announced that the Special Committee had engaged the investment banking firm of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey") to render an opinion as to the fairness, from a financial point of view, of the consideration to be received by our public stockholders, excluding the Lombardi Group, (the "Public Stockholders") in connection with the Merger.

        The Special Committee selected Houlihan Lokey based on its reputation, experience and expertise in the valuation of businesses, and their securities in connection with mergers and acquisitions, particularly within the restaurant sector. Houlihan Lokey is a nationally recognized investment banking firm that is continually engaged in providing financial advisory services for business and securities valuations and rendering fairness opinions in connection with mergers and acquisitions and leveraged buyouts for a variety of regulatory and planning purposes, recapitalizations, financial restructurings and private placements of debt and equity securities.

        In May 2004, Houlihan Lokey advised the Special Committee that based on the information received and analysis performed through that point that, if asked by the Special Committee, Houlihan Lokey could opine favorably that, as of that date and subject to the matters orally described to the Special Committee, the consideration to be received by the Public Stockholders in connection with the Merger is fair to them from a financial point of view. Houlihan Lokey subsequently updated its analysis with respect to the Merger and, on December 16, 2004, provided the Special Committee with a written opinion as of the date thereof that based on the matters described in its opinion, the consideration to be received by the Public Stockholders in the Merger is fair to them from a financial point of view. Houlihan Lokey's written opinion neither addresses any other aspect of the Merger, nor the relative merits of the Merger as compared to any alternative business strategies that might exist for us or the effect of any other transaction in which we might engage.

        The summary of Houlihan Lokey's written opinion set forth below is qualified in its entirety by reference to the full text of the opinion attached as Appendix B to this Proxy Statement. Houlihan Lokey provided its written opinion for the information and assistance of the Special Committee in connection with its consideration of the Merger. Houlihan Lokey's written opinion is not a recommendation as to how any stockholder should vote or otherwise act (including with respect to dissenting) at the Special Meeting. Stockholders are encouraged to read the written opinion carefully in its entirety for a description of the assumptions made, matters considered and limitations on the review undertaken.

        No limitations were imposed by the Special Committee upon Houlihan Lokey with respect to the investigations made or procedures followed by it in rendering its written opinion. The opinion speaks only as of its date. Events that could affect the fairness of the Merger to the Public Stockholders from a financial point of view include adverse changes in industry performance or market conditions and changes to our business, financial condition and results of operations.

        There were no material relationships or transactions between Houlihan Lokey and us, our affiliates or any other party to the Merger prior to or at the time that Houlihan Lokey and the Special Committee entered into the engagement letter with respect to Houlihan Lokey's written opinion, none has since developed and none is mutually understood to be contemplated other than the matters contemplated by the engagement letter.

        In arriving at the conclusions expressed in Houlihan Lokey's written opinion, among other things, Houlihan Lokey undertook the following actions:

    o met with certain members of our senior management to discuss our operations, financial condition, future prospects and projected operations and performance;

    o   visited certain of our restaurants and business offices;

    o   reviewed our publicly traded stock price history and trading volume;

    o   reviewed a draft of the Merger Agreement dated December 16, 2004;

    o   reviewed our certificate of incorporation, as amended;

    o reviewed our Annual Report to shareholders on Form 10-KSB for the fiscal years ended January 25, 1998 through January 25, 2004;

    o reviewed our Form 10-QSB for the quarterly period ended October 24, 2004;

    o   reviewed our tax assessments of our owned properties;

    o   reviewed our restaurant lease agreements;

    o reviewed certain publicly available financial data for certain companies that Houlihan Lokey deemed appropriate; and

    o conducted such other studies, analyses and inquiries, as Houlihan Lokey has deemed appropriate.

ANALYSES

         In connection with rendering its written opinion, Houlihan Lokey performed a variety of financial and comparative analyses (including those described below) to assess the fairness of the consideration per share to be received in the Merger. The summary of these analyses is not a complete description of the analyses underlying Houlihan Lokey's opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Houlihan Lokey arrived at its written opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or analysis or method of analysis. Accordingly, Houlihan Lokey believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

        PUBLIC MARKET PRICING: Houlihan Lokey reviewed the historical market prices and trading volume for our publicly held Common Stock and reviewed news articles and press releases relating to us. For the 52-week period prior to the Lombardi Group's initial proposal of $1.75 per share, our publicly traded Common Stock traded at a low of $1.36 per share and high of $1.50 per share. Prior to the announcement of the revised offer of $3.12 per share, our stock price had not traded above $3.00 per share since May 5, 1995. Since the announcement, our stock price has traded slightly below the revised offer price of $3.12 per share. Additionally, our daily trading volume has been very thin averaging less than 1,500 shares per day over the past year, and there are days in which it does not trade at all.

        MARKET MULTIPLE METHODOLOGY: Houlihan Lokey reviewed certain financial information of publicly traded comparable companies which were similar to us in terms of operations and product mix. The comparable companies included:


    o   Buca, Inc.                           o   Landry's Restaurant, Inc.

    o   Champps Entertainment, Inc.          o   O'Charley's Inc.

    o   Darden Restaurants, Inc.             o   Total Entertainment Restaurant
                                                 Corporation
    o   Famous Dave's of America, Inc.


        Houlihan Lokey calculated certain financial ratios of the comparable companies based on the most recent publicly available information. These financial ratios include the multiples of: (i) enterprise value (the equity value of the comparable company plus all interest-bearing debt less all cash and cash equivalents) to latest twelve months earnings before interest, taxes, depreciation and amortization ("EBITDA") and (ii) enterprise value to latest twelve months earnings before interest, taxes, depreciation, amortization and rent expense ("EBITDAR"). Houlihan Lokey derived enterprise value indications of the Company by applying selected EBITDA and EBITDAR multiples to certain adjusted operating results for the last twelve months ended October 24, 2004. Based on the above, the resulting indications of the enterprise value of our operations ranged from approximately $8.3 million to $9.3 million (after incorporating a 20.0% premium).

        After determining our enterprise value from operations, Houlihan Lokey made certain adjustments to determine our equity value including adjustments to reflect current holdings of cash, cash equivalents, equity in certain life insurance policies, equity in a liquor license at Escondido's Monmouth Mall and the fair market value of certain nonoperating real property we own and subtracting debt obligations, as applicable for each valuation indication. The resulting indicated range of value from the market multiple methodology was $3.09 per share to $3.37 per share.

        COMPARABLE MERGER METHODOLOGY: Houlihan Lokey reviewed the consideration paid in fifteen restaurant sector acquisitions that occurred between January 1, 2001 and December10, 2004. Specifically, Houlihan Lokey reviewed the following transactions:

  --------------------------------------- --------------------------------------
   TARGET                                  ACQUIROR
   Quality Dining, Inc.                    Quality Dining, Inc./Management
   Mimi's Cafe                             Bob Evans Farm, Inc.
   Garden Fresh Restaurants                Fairmont Capital, Inc.
   Ninety Nine Restaurant & Pub            O'Charley's, Inc.
   Tumbleweed, Inc.                        Private Group
   Dave & Busters, Inc.                    Management Group
   Morton's Restaurant Group, Inc.         Castle Harlan, Inc.
   Chart House Enterprise, Inc.            Landry's Restaurants, Inc.
   Shoney's, Inc.                          Lone Star Funds
   Interfoods of America, Inc.             Management
   Mexican Restaurants, Inc.               Wyndcrest Holdings, Inc.
   Santa Barbara Restaurant Group, Inc.    CKE Restaurants, Inc.
   Panchos Mexican Buffet, Inc.            Private Group
   McCormick & Schmicks                    Castle Harlan
   Vicorp Restaurant                       BancBoston Capital & Goldner Hawn
  --------------------------------------- --------------------------------------

        In performing its analysis, Houlihan Lokey considered that the merger and acquisition transaction environment varies over time because of, among other things, interest rate and equity market fluctuations and industry results and growth expectations. No company or transaction used in the analysis was directly comparable to us. All fifteen acquisitions reviewed represent controlling interest purchases. Accordingly, Houlihan Lokey reviewed these transactions to understand the range of multiples of EBITDA and EBITDAR paid for companies in the restaurant industry.

        Houlihan Lokey derived enterprise value indications of the Company by applying selected EBITDA and EBITDAR multiples to certain adjusted operating results for the last twelve months ended October 24, 2004. Based on the above, the resulting indications of the enterprise value of our operations ranged from approximately $8.1 million to $9.0 million.

        After determining our enterprise value, Houlihan Lokey made certain adjustments to determine our equity value including adjustments to reflect current holdings of cash, cash equivalents, equity in certain life insurance policies, equity in a liquor license at Escondido's Monmouth Mall and the fair market value of certain nonoperating real property we own and subtracting debt obligations, as applicable for each valuation indication. The resulting indicated range from the comparable transaction methodology was $3.06 per share to $3.29 per share.

        BOOK VALUE ANALYSIS: Houlihan Lokey also took into account that the consideration being offered in the Merger is less than the net book value per share and net tangible book value per share of our Common Stock as of October 24, 2004. Houlihan Lokey noted that the net book value per share and net tangible book value per share of our Common Stock do not take into account:

            o the inherent uncertainty and contingencies associated with realizing those values, many of which are beyond our control;

            o the extended time that it would typically take for us to actually sell our properties and related assets, if at all, in order to realize any such value; or

            o the transaction costs which we would incur in order to realize any such value.

        Houlihan Lokey also performed additional financial analysis of our book value to determine an estimation of our value if we were to liquidate. Houlihan Lokey did not make, and we did not obtain, any independent appraisal of any of our properties or assets. Houlihan Lokey's financial analysis assumed an orderly liquidation of our assets and satisfaction of our liabilities. With the exception of our property, plant and equipment, Houlihan Lokey relied on the book value of our assets discounted at customary recovery rates. With respect to the real estate and related restaurants and equipment, Houlihan Lokey relied on
(i) market rents quoted by local real estate agents for comparable restaurant space, assuming triple-net lease terms, multiplied by regional capitalization rates from a national real-estate publication, (ii) comparable real estate listings, (iii) estimated recovery rates based on discussions with liquidation professionals, and (iv) tax assessments. Houlihan Lokey assumed a nominal value with respect to our equipment. Additionally, they deducted transaction costs estimated at 5.0% of gross proceeds from asset sales to account for expenses (in other words, real estate commissions and other professional fees) typically incurred in an orderly liquidation.

        This financial analysis is qualified by the limitations identified above. Therefore, there can be no assurance that the assumptions and estimates employed in performing this financial analysis resulted in an accurate estimate of the proceeds that would be realized were we to undergo an actual liquidation. This financial analysis does not purport to be a valuation of our assets and is not necessarily indicative of the values that may be realized in an actual liquidation. Actual valuations realized in a liquidation could vary materially from the estimates provided above.

        Houlihan Lokey also took into account that, in the Merger Agreement, Acquisition Co. represented to us that Acquisition Co. did not have any present plans for and was not presently considering any proposal that contemplates or would result in an extraordinary corporate transaction after the Merger involving our corporate structure, business or assets such as a merger, reorganization, liquidation, relocation or sale or transfer of a material amount of assets.

CONCLUSION

        Houlihan Lokey delivered its written opinion dated December 16, 2004 to the Special Committee stating that, as of that date, based upon the assumptions made, matters considered and limitations on the review described in its written opinion, the consideration per share to be received by the Public Stockholders in the Merger is fair to them from a financial point of view.

        Houlihan Lokey's written opinion is based on the business, economic, market and other conditions, as they existed as of December 16, 2004. In rendering its written opinion, Houlihan Lokey relied upon and assumed, without independent verification that the accuracy and completeness of the financial and other information provided to Houlihan Lokey by our management was reasonably prepared and reflects the best currently available estimates of our financial results and condition; and that no material changes have occurred in the information reviewed between the date the information was provided and the date of Houlihan Lokey's written opinion. Houlihan Lokey did not independently verify the accuracy or completeness of the information supplied to it with respect to us and does not assume responsibility for it. Houlihan Lokey did not make any independent appraisal of our specific properties, assets or liabilities.

        Houlihan Lokey was not asked to opine and does not express any opinion as to: (i) the tax or legal consequences of the Merger; or (ii) the fairness of any aspect of the Merger not expressly addressed in its opinion.

        Houlihan Lokey's written opinion neither addresses any other aspect of the Merger, nor the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which we might engage; nor does it constitute a recommendation to any stockholder as to how they should vote or otherwise act (including with respect to dissenting) at the Special Meeting. Houlihan Lokey has no obligation to update its written opinion. Houlihan Lokey did not, and was not requested by us or any other person to solicit third party indications of interest in acquiring all or any part of the Company or to make any recommendations as to the form or amount of consideration in connection with the transaction. Furthermore, at the request of the Special Committee, Houlihan Lokey neither negotiated any portion of the Merger nor advised the Special Committee with respect to alternatives to it.

        The summary set forth above describes the material points of more detailed analyses performed by Houlihan Lokey in arriving at its written opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and application of those methods to the particular circumstances and is therefore not readily susceptible to summary description. In arriving at its opinion, Houlihan Lokey made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Houlihan Lokey believes that its analyses and summary set forth herein must be considered as a whole and that selecting portions of its analyses, without considering all analyses and factors, or portions of this summary, could create an incomplete and/or inaccurate view of the processes underlying the analyses set forth in its opinion. In its analysis, Houlihan Lokey made numerous assumptions with respect to us, the Merger, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the respective entities. The estimates contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than suggested by such analyses. Additionally, analyses relating to the value of our business or securities are not appraisals. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Furthermore, Houlihan Lokey assumed that the Merger would be consummated on the terms described in the Merger Agreement.

        The full text of Houlihan Lokey's written opinion, which describes, among other things, the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by Houlihan Lokey in rendering its written opinion is attached hereto as Appendix B and is incorporated herein by reference. The summary of Houlihan Lokey's written opinion in this Proxy Statement is qualified in its entirety by reference to the full text of Houlihan Lokey's written opinion. You are urged to read Houlihan Lokey's written opinion in its entirety.

        Under our engagement letter with Houlihan Lokey, we have agreed to pay Houlihan Lokey an aggregate fee of $225,000 as compensation for its services in connection with the Merger, as well as reimbursement of its out-of-pocket expenses incurred in connection with its engagement. No portion of Houlihan Lokey's fee is contingent upon the successful completion of the Merger, any other related transaction, or the conclusions reached in Houlihan Lokey's written opinion. We also agreed to indemnify Houlihan Lokey and related persons against certain liabilities, including liabilities under federal securities laws that arise out of the engagement of Houlihan Lokey, or, if such indemnification is not available to Houlihan Lokey or insufficient to hold it harmless, we have agreed to contribute to the amount paid or payable by Houlihan Lokey as a result of such liabilities in proportion to the relative benefits received by and the fault of the parties, with the amount of Houlihan Lokey's contribution being capped at its fee amount.

CERTAIN EFFECTS OF THE MERGER

        Assuming approval and adoption of the Merger Agreement and subject to the fulfillment or waiver of certain conditions, Acquisition Co. will be merged with and into the Company and the Company will continue to operate its current business as the surviving corporation of the Merger. Each share of Common Stock (other than shares owned by the Continuing Stockholders or owned by Dissenting Stockholders) will be canceled and converted into the right to receive a cash payment of $3.12 without interest, as a result of the Merger. The shares of Common Stock owned by the Continuing Stockholders will be transferred to Acquisition Co. prior to the Merger, and canceled as a result of the Merger as will their shares of Acquisition Co. stock. In exchange, each Continuing Stockholder will receive one "new" share of Common Stock for each "old" share of Common Stock he owned prior to the Merger. Each "new" share of Common Stock will be identical to each "old" share of Common Stock. As a result, upon consummation of the Merger, the Continuing Stockholders will own all of the outstanding Common Stock.

        If the Merger is consummated, the Public Stockholders will no longer be stockholders of, and will no longer have any equity or other interest in the Company. As a result, they will be unable to benefit from future growth or earnings of the Company, if any, or any increase in the market price for their Common Stock that might have occurred if the Merger had not been consummated. Conversely, the Public Stockholders will no longer bear the risk of any decreases in the value of the Company or in the market price for their Common Stock that might have occurred had the Merger not been consummated.

        The Company is currently subject to the reporting requirements imposed by the Exchange Act and its Common Stock is currently listed for trading on the OTC Bulletin Board(R) under the symbol "CHEF". After consummation of the Merger, the shares will be delisted from trading on the OTC Bulletin Board(R). In addition, based upon the reduced number of record holders of its Common Stock after the Merger, the Company intends to file the necessary certification with the Securities and Exchange Commission to terminate the registration of its Common Stock under the Exchange Act thereby suspending its duty to comply with the Exchange Act reporting requirements.

        Upon consummation of the Merger, the Company's Board of Directors will be reduced from eight to six directors. The following five persons, all of whom currently serve as directors of the Company, namely Anthony M. Lombardi, Joseph
S. Lombardi, Michael F. Lombardi, Robert M. Lombardi and Stephen F. Lombardi, and Matthew H. Maschler who will be added to the Board after the Merger, will then comprise all of the directors of the Company and will serve until such time as their successors are elected and qualified. The current officers of the Company will continue to serve in such capacities as officers of the surviving corporation. See INFORMATION ABOUT THE COMPANY - Management" herein. Matthew H. Maschler is and for more than the past five years has been principally engaged as a practicing attorney in New Jersey.

OPERATION OF THE COMPANY AFTER THE MERGER

        Following consummation of the Merger, it is anticipated that the business and operations of the Company, as the surviving corporation of the Merger, will continue to be conducted substantially in the same manner as they are now being conducted. The Company's management contemplates that the Company will continue to operate its six New Jersey and three Florida restaurants at their present locations under their current names. See "INFORMATION ABOUT THE COMPANY".

        Neither the Company nor the Continuing Stockholders have any present plans for or are presently considering any proposals that contemplate or would result in an extraordinary corporate transaction after the Merger involving the Company's corporate structure, business or assets such as a merger, reorganization, liquidation, relocation or closing of existing restaurants or opening of additional restaurants, or sale or transfer of a material amount of assets. However, management will continue to evaluate the Company's business and operations after the Merger and may develop new proposals which it considers to be in the best interests of the Company and its then stockholders.

OPERATION OF THE COMPANY IF THE MERGER IS NOT CONSUMMATED

        If the Merger is not consummated for any reason, it is anticipated that the Company's business and operations will continue to be conducted by the Company's current management, subject to the direction of the Board of Directors, substantially in the same manner as they are currently being conducted. No other transaction is currently being considered by management as an alternative to the Merger.

        If the Merger is not consummated, the Company may, from time to time, repurchase outstanding shares of its Common Stock on terms more or less favorable to the Public Stockholders than the terms of the Merger, or offer to sell shares of its Common Stock, from time to time, in each case subject to availability and at prices it deems acceptable, pursuant to open market or privately negotiated transactions, a merger transaction, a tender offer or otherwise.

        Consummation of the Merger is subject to various conditions more fully described herein under the caption "THE MERGER AGREEMENT AND THE MERGER" including the condition that stockholders shall not have exercised appraisal rights under the Delaware Law with respect to more than 10% of the outstanding shares of Common Stock (392,610 shares). Accordingly, even if the requisite stockholder approval is obtained, there can be no assurance that the Merger will be consummated.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

        Actual or Potential Conflicts of Interest - In considering the recommendations of the Special Committee and the Board of Directors with respect to the Merger, stockholders should be aware that members of the Board of Directors, including members of the Special Committee, have certain interests in the Merger as well as certain relationships, including those referred to below, that can be considered as giving rise to divided interests in considering the Merger. The members of the Special Committee and the Board of Directors were aware of these potential or actual conflicts of interest and considered them in addition to other factors before concluding to recommend the Merger to stockholders.

        Directorships and Officerships - The Company's Board of Directors currently consists of the following eight persons, namely the five Lombardi Brothers (Anthony M., Joseph S., Michael F., Robert M. and Stephen F.), and Nicholas B. Boxter, Kenneth

Cubelli and Raymond Dademo. Messrs. Boxter, Cubelli and Dademo also comprise the three members of the Special Committee. Robert M. Lombardi also serves as Chairman of the Board and President, and Michael F. Lombardi serves as Secretary of the Company. Assuming the Merger is consummated, the three members of the Special Committee will resign from their positions as directors and the Board of Directors will then consist of the five Lombardi Brothers and Matthew H. Maschler who will be added to the Board after the Merger.

        Certain relationships between the members of the Special Committee and the Lombardi Brothers - The three members of the Special Committee have certain relationships with the Lombardi Brothers. The Lombardi Brothers' mother, who passed away in 2003, was the sister of Raymond L. Dademo's mother. Kenneth Cubelli's wife and Joseph S. Lombardi's wife are sisters. Although Nicholas B. Boxter has no family relationship with the Lombardi Brothers, he has in the past and will continue to render accounting services after the Merger to the Lombardi Brothers and their affiliated entities. See "Stock Transactions" as to transactions in the Company's Common Stock by members of the Board of Directors (including members of the Special Committee) since the beginning of the Company's 2003 fiscal year and by the two Maschler Brothers since becoming affiliates of the Lombardi Group.

        Stock Ownership - The following table sets forth (a) the number of shares of the Company's Common Stock beneficially owned by each of the Company's eight directors as well as the Lombardi Group's affiliate, the Maschler Group, as of the January 14, 2005 Record Date; (b) the percentage such shares comprise of the total outstanding shares of Common Stock as of the Record Date; (c) the number of shares of Common Stock that will be beneficially owned by each of the eight individuals and the Maschler Group after the Merger (assuming it is consummated) and (d) the percentage such shares will constitute of the total outstanding shares of Common Stock after the Merger.

                              Beneficially Owned           Beneficially Owned
                                  as of the                    after the
                                 Record Date                    Merger
                         --------------------------   --------------------------
Name                        Shares       Percentage      Shares       Percentage
----                     ------------    ----------   ------------    ----------

Nicholas B. Boxter              --           --              --           --
Kenneth Cubelli            100,000          2.5%             --(a)        --(a)
Raymond L. Dademo            2,000           --              --(b)        --(b)
Anthony M. Lombardi        111,001          2.8%        111,001          4.3%
Joseph S. Lombardi         598,633         15.2%        598,633         23.0%
Michael F. Lombardi        251,735(c)       6.4%        251,735(c)       9.7%(c)
Robert M. Lombardi       1,335,825         34.0%      1,335,825         51.3%
Stephen F. Lombardi        111,335(c)       2.8%        111,335(c)       4.3%(c)
Maschler Group             196,938(d)       5.0%        196,938(d)       7.6%(d)

----------
(a) If the Merger is consummated, Dr. Cubelli's stock will be canceled and converted into the right to receive a cash payment of $3.12 per share.

(b) If the Merger is consummated, Mr. Dademo's stock will be canceled and converted into the right to receive a cash payment of $3.12 per share.

(c) Includes with respect to each of Michael F. Lombardi and Stephen F. Lombardi, only one-half of the 111,668 shares owned by the Lombardi & Lombardi, P.A. Defined Benefit Pension Plan and only one-half of the 49,000 shares owned by the law firm of Lombardi & Lombardi P.A., although each has voting and dispositive power with respect to all 111,668 shares owned by the Pension Plan and all 49,000 shares owned by the law firm.

(d) The Maschler Group is comprised of two Lombardi Brothers, Lee Maschler and Matthew H. Maschler, who each own 98,469 shares of Common Stock. They will be responsible for their proportional share of Acquisition Co.'s expenses necessary to finance the Merger.

        The Lombardi Group and the Maschler Group will each own the identical percentages of the capital stock of Acquisition Co. as they will own in the Company as reflected in the above table if the Merger is consummated. Prior to the Merger, the Continuing Stockholders will transfer all of their shares of Common Stock to Acquisition Co. Upon consummation of the Merger, Acquisition Co. will be merged into the Company with the Company being the surviving corporation. As a result of the Merger, the shares of Common Stock owned by the Continuing Stockholders will be canceled as will their shares of Acquisition Co. stock and in exchange, each Continuing Stockholder will receive one "new" share of Common Stock for each "old" share of Common Stock owned immediately prior to the Merger. Each "new" share of Common Stock will be identical to each "old" share of Common Stock. As a result, upon consummation of the Merger, the Continuing Stockholders will own all of the Company's outstanding Common Stock.

        Stock Transactions - Since January 28, 2002 (the commencement of the Company's 2003 fiscal year), through the date of this Proxy Statement, certain of the Continuing Stockholders (and one member of the Special Committee), while affiliates of the Company, engaged in certain transactions in the Common Stock, as follows:

    o Kenneth Cubelli - On July 23, 2002, Dr. Cubelli acquired 100,000 shares of Common Stock from Joseph S. Lombardi as consideration for cancellation of a $250,000 loan previously extended by Dr. Cubelli to Joseph S. Lombardi.

    o Joseph S. Lombardi - In February 2002, Joseph S. Lombardi purchased an aggregate 3,000 shares of Common Stock in open market purchases at prices ranging from $1.99 to $2.30 per share.

            - In March 2002, Joseph S. Lombardi purchased 1,000 shares of Common Stock in an open market purchase at $1.50 per share.

            - On July 23, 2002, Joseph S. Lombardi transferred 100,000 shares of Common Stock to Kenneth Cubelli as consideration for cancellation of a $250,000 loan previously extended by Dr. Cubelli to Joseph S. Lombardi.

            - On March 25, 2003, Joseph S. Lombardi purchased 12,000 shares of Common Stock in an open market purchase at $1.35 per share.

            - In view of the fact that Joseph S. Lombardi's purchases of an aggregate 4,000 shares of Common Stock in February and March 2002 occurred within six months of his July 2002 transfer of 100,000 shares to Dr. Cubelli and therefore resulted in a matching short-swing profit of $1,990, Joseph S. Lombardi reimbursed the Company for the $1,990 short-swing profit.

    o Michael F. Lombardi - In March 2002, Michael F. Lombardi purchased 500 shares of Common Stock in an open market purchase at $1.45 per share.

    o Robert M. Lombardi - In February 2002, Robert M. Lombardi purchased 600 shares of Common Stock in an open market purchase at $2.00 per share.

            - In September 2002, Robert M. Lombardi purchased an aggregate 2,500 shares of Common Stock in open market purchases at $1.40 per share.

    o On November 24, 2004, Lee Maschler and Matthew H. Maschler each purchased 32,823 shares of Common Stock in a private purchase from their brother Erik Maschler at a purchase price of $3.03 per share.

        Restaurant Transactions between the Company and the Lombardi Group - At the time of the acquisition in May 1999 of voting control of the Company by the Lombardi Group, the Company was operating seven free-standing seafood restaurants in New Jersey (four) and in Florida (three) and one Mexican theme restaurant located in a New Jersey shopping mall. In February 2000, the Company commenced the operation of an existing restaurant in Freehold, New Jersey which was being operated by Moore's Inn, Inc., an entity affiliated with the Lombardi Group, under the name "Moore's Inn." The Company changed the name of the restaurant to "Moore's Tavern and Restaurant" and began restaurant operations featuring an eclectic American food menu pursuant to a lease from Moore's Realty Associates, a New Jersey partnership ("Moore's Realty") whose partners are members of the Lombardi Group and other Lombardi family members.

        The lease, which currently expires in February 2007, contains three consecutive five-year renewals at the Company's option. It provides for a minimum annual rental of $90,000 during each year through February 2007; increasing to $100,000 during each year of the first five-year renewal period; further increasing to $112,500 during each year of the second five-year renewal period; and finally increasing to $125,500 during each year of the third five-year renewal period. The Company is also required to pay as additional rent in each year, an amount equal to (i) 6% of the total gross sales of food and beverages at the restaurant for the year (excluding taxes and gratuities) (the "gross annual rental") less (ii) the minimum annual rental for that year. The lease is a "net net" lease so that the Company pays the real estate taxes, insurance and heating and air conditioning costs with respect to the restaurant. Moore's Realty can terminate the lease upon twelve months prior written notice if, for the preceding year, the gross annual rental did not exceed the minimum annual rental for that year.

        In connection with the lease, the Company purchased a New Jersey state liquor license from Moore's Inn, Inc. for $350,000 and agreed to sell the license back to the Seller or to Moore's Realty upon termination of the lease for the same $350,000. In addition, the Company purchased the existing furniture, fixtures and equipment at Moore's Inn from Moore's Inn, Inc. for $250,000 and agreed to leave them at the premises upon the termination of the lease.

        In January 2002, the Company opened a Mexican theme restaurant under the name "Escondido's Mexican Restaurant" in a free-standing vacant structure next to Moore's Tavern and Restaurant in Freehold, New Jersey pursuant to a second lease with Moore's Realty. The terms of this second lease are identical to the terms of the lease for Moore's Tavern and Restaurant. It provides for identical renewal options, minimum annual rental payments and additional rent.

        The Company expended approximately $1,300,000 to renovate, decorate and equip this restaurant. The Company is permitted to use the same liquor license at this restaurant that it uses at Moore's Tavern and Restaurant.

        The Company also leases an adjacent pad site from Moore's Realty for use as a parking lot for its two Freehold, New Jersey restaurants. The site can accommodate approximately sixty five (65) automobiles. The lease, executed in September 2002, expires in February 2007 and contains provisions for three consecutive five-year renewals at the Company's option. Either party has the right to terminate the lease upon twelve months prior written notice after February 2007 provided that if Moore's Realty elects to terminate the lease, it must offer the Company the right to lease an adjoining paved parking area sufficient to park at least fifty (50) automobiles on terms and conditions similar to those contained in the lease.

        The terms of the lease for the pad site are identical to the terms of the lease for the two Freehold, New Jersey restaurants except that the minimum annual rental during the initial term is $40,000; increasing to $44,000 during each year of the first five-year renewal period; to $50,000 during each year of the second five-year renewal period; and to $55,000 during each year of the third five-year renewal period and that the additional rent in each year is equal to 1% of the total gross food sales and beverages (excluding taxes and gratuities) from the two Freehold, New Jersey restaurants in that year less the minimum annual rental for that year.

        During fiscal 2003, the Company installed curbing, paving and other improvements to the pad site at a cost of approximately $134,000. Moore's Realty has agreed to reimburse the Company's costs by applying credits against the Company's rent obligations under the lease.

         The three Freehold, New Jersey lease transactions and the Company's purchases of the liquor license and the existing furniture, fixtures and equipments at Moore's Inn cannot be deemed "arms length" transactions due to the interests in each transaction of the Lombardi Group and members of the Lombardi family. At the time of each transaction, the Lombardi Group was in control of the Company through its ownership of a majority of the Company's outstanding Common Stock and the fact that the Lombardi Brothers comprised five of the eight directors of the Company. Each transaction was negotiated on behalf of the Company by Anthony C. Papalia, its then president and chief executive officer. Mr. Papalia and the non-Lombardi brother directors concluded that each of the transactions were fair and in the best interests of the Company.

        Regardless of whether the Merger is consummated, management intends that the Company will continue to operate Moore's Tavern and Restaurant and Escondido's Mexican Restaurant.

COMMON STOCK - MARKET PRICES, TRADING VOLUME, STOCK REPURCHASES, DIVIDENDS,
        BOOK VALUE

        Three of the factors cited by the Special Committee and by the Board of Directors in supporting their recommendation of the Merger terms to the Public Stockholders were;

    o the relatively low market price for the Common Stock in the over-the-counter market over the past three years

    o the lack of liquidity in the market for the Common Stock as reflected by the low average trading volume in the stock in the over-the-counter market over the past three years

    o the lack of positive impact on the market price for the Common Stock following the Company's various stock repurchases

        Market prices and trading volume - The Common Stock currently trades in the over-the-counter market and is quoted on the OTC Bulletin Board(R) under the symbol "CHEF". The following chart sets forth the range of high and low closing bid price quotations and the trading volume for the Common Stock in the over-the-counter market for the periods indicated, as obtained from Pink Sheets LLC.

        The price quotations represent prices between dealers and do not include retail mark-ups, mark-downs or commissions. They do not necessarily represent actual transactions.


                         Bid Prices                  Total Share Trading
                    ---------------------     Volume during the Quarterly Period
                     High         Low           in the Over-the-Counter Market
                    ------     ----------     ----------------------------------
Fiscal 2002
Quarter ended
-------------
April 29, 2001       $ .90       $ .70                    103,900
July 29, 2001         1.37         .81                    180,900
October 28, 2001      1.41        1.07                     45,400
January 27, 2002      2.15        1.15                    148,900

                         Bid Prices                  Total Share Trading
                    ---------------------     Volume during the Quarterly Period
                     High         Low           in the Over-the-Counter Market
                    ------     ----------     ----------------------------------
Fiscal 2003
Quarter ended
-------------
April 28, 2002       $2.10       $1.42                     87,400
July 28, 2002         1.72        1.42                     76,900
October 27, 2002      1.46        1.33                     58,700
January 26, 2003      1.50        1.35                    288,100

Fiscal 2004
Quarter ended
-------------
April 27, 2003       $1.42       $1.35                    187,500
July 27, 2003         1.38        1.35                     30,800
October 26, 2003      1.40        1.38                     35,600
January 25, 2004      1.85(a)     1.40(a)                  35,393(a)

Fiscal 2005
Quarter ended
-------------
April 25, 2004       $2.76(b)    $1.55(b)                  49,500(b)
July 25, 2004         3.05(c)     2.76(c)                  91,100(c)
October 24, 2004      3.05        3.03                    184,694

----------
        (a) During the quarter (on November 21, 2003), the Company publicly announced its receipt of the Merger offer from the Lombardi Group offering to purchase the outstanding Common Stock owned by the Public Stockholders for a cash purchase price of $1.75 per share.

        (b) During the quarter, after publicly announcing on March 8, 2004, the rejection of the $1.75 per share offered purchase price, the Company, on March 15, 2004, publicly announced the increased offer by the Lombardi Group to a cash purchase price of $2.50 per share. After publicly announcing on April 19, 2004, the rejection of the $2.50 per share offered purchase price, the Company, on April 21, 2004, publicly announced the increased offer by the Lombardi Group to a cash purchase price of $3.00 per share.

        (c) During the quarter (on June 1, 2004), the Company publicly announced that the Special Committee had advised the Board of Directors that in the Committee's judgment, the proposed increased purchase price of $3.12 per share (increased after discussions between counsel for the Special Committee and counsel for the Lombardi Group), was fair to the Company's Public Stockholders, and to recommend that the Board accept the proposal.

        Stock Repurchases - On June 8, 2000, the Company announced a program authorized by the Board of Directors to repurchase up to 400,000 shares of its Common Stock over the following 24 months. In announcing the repurchase program, the Company stated that the Board of Directors believed that the Company's Common Stock was undervalued and that repurchases at then market prices could constitute an appropriate investment for the benefit of the Company's stockholders. Through the end of fiscal 2002, the Company repurchased an aggregate 28,191 shares of Common Stock in the over-the-counter market at prevailing per share market prices ranging from $.73 to

$1.20. In addition, on August 29, 2001, the Company repurchased an aggregate 262,603 shares of Common Stock from a limited group of unaffiliated stockholders in a block transaction at a repurchase price of $2.10 per share. The block purchase was also authorized by the Board. During the third quarter of fiscal 2002 (July 30, 2001 through October 28, 2001) the bid price for the Common Stock in the over-the-counter market ranged from a high of $1.41 to a low of $1.07 per share. It was the opinion of the Board that although the repurchase price for the block transaction was greater than the then market price for the Common Stock, the size of the block and the fact that the per share repurchase price of $2.10 was substantially below the net tangible per share book value of the Common Stock (approximately $3.36 net tangible book value per share at July 29, 2001) rendered the repurchase an appropriate investment beneficial to the Company's stockholders. No additional share repurchases were made pursuant to the repurchase program announced on June 8, 2000.

        On January 21, 2003, the Company announced that a second share repurchase program had been authorized by the Board of Directors to repurchase up to 100,000 shares of its Common Stock over the following twelve months. During the first quarter of fiscal 2004, the Company repurchased an aggregate 40,000 shares of Common Stock in the over-the-counter market at the then market price of $1.49 per share. No other repurchases were made pursuant to the second share repurchase program which has since expired. No further repurchase programs are currently contemplated (other than the offered payment by the Company of $3.12 per share to the Public Stockholders if the Merger is approved and adopted.)

        Dividends - The Company has not paid any dividends with respect to its Common Stock and does not currently anticipate paying any dividends in the future.

        Book Value - One factor which the Special Committee and the Board of Directors cited as being a negative factor in considering whether the $3.12 per share cash payment to be offered to the Public Stockholders if the Merger is effected is fair to the Public Stockholders is the fact that the $3.12 per share amount was exceeded by the Company's net book value per share.

        The following are the net book values per share and net tangible book values per share of the Common Stock (a) as of April 25, 2004 (the last day of the Company's fiscal quarter immediately preceding the date on which the Special Committee determined to recommend acceptance of the $3.12 per share offered price to the Pubic Stockholders), and (b) as of October 24, 2004 (the last day of the Company's most recently completed fiscal quarter).

As of                Net Book Value Per Share  Net Tangible Book Value Per Share
-----                ------------------------  ---------------------------------
April 23, 2004                $3.75                          $3.53
October 24, 2004              $3.91                          $3.69

        Due to the seasonality of the Company's restaurant business, the net book value and the net tangible book value per share of the Common Stock has decreased in the fourth quarter in each of the Company's last five fiscal years as compared to the net book value and net tangible book value per share at the end of the immediately preceding third quarter. Management believes this pattern will continue in the fourth quarter of fiscal 2005.

        Although the Special Committee and the Board of Directors considered the per share book value to be a negative factor, they concluded that it was outweighed by the positive factors previously enumerated in determining that the $3.12 per share price was fair to the Public Stockholders.

                       THE MERGER AGREEMENT AND THE MERGER

        The following information describes certain material terms of the Merger Agreement and the Merger. The description does not purport to be complete. It is qualified in its entirety by the information contained in the appendices to this Proxy Statement including the Agreement and Plan of Merger (the "Merger Agreement") attached as Appendix A. You are urged to carefully read the Merger Agreement and the other appendices in their entirety.

THE MERGER AGREEMENT

        Covenants - The Company has agreed pursuant to the Merger Agreement to hold a special meeting of its stockholders for the purpose of considering the approval of the Merger Agreement and the Merger. Under the terms of the Merger Agreement, the Company has agreed that the Board of Directors will recommend that Stockholders vote to approve the Merger Agreement and the Merger, unless, at any time prior to the Special Meeting, the Special Committee determines in good faith, after consultation with Houlihan Lokey and its counsel, that modification or withdrawal of its recommendation to the Board is required in order to satisfy the fiduciary duties of the Special Committee under applicable law.

        The Company has also agreed in the Merger Agreement to prepare and file a preliminary proxy statement relating to the Merger Agreement and the Merger with the Securities and Exchange Commission (the "SEC"), to respond to the SEC's comments with respect thereto, and to cause a definitive proxy statement (this Proxy Statement) to be mailed to stockholders. Pursuant to the Merger Agreement, the Company has consulted with Acquisition Co. with respect to such filings. Acquisition Co. has provided the Company with information concerning Acquisition Co. and its stockholders for inclusion in this Proxy Statement. The Company and Acquisition Co. have also agreed to file and cause any other person deemed to be an affiliate of the Company to file a Statement on Schedule 13E-3 under the Exchange Act with the SEC as well as any required amendments or supplements.

        Representation and Warranties - The Merger Agreement contains various representations and warranties of the Company to Acquisition Co., including with respect to the following matters: (i) the due organization and valid existence of the Company and its subsidiaries and similar corporate matters; (ii) the capitalization of the Company; (iii) the due authorization, execution and delivery of the Merger Agreement and its binding effect on the Company; (iv) the lack of conflicts between the Merger Agreement and the transactions contemplated thereby with the Company's certificate of incorporation or bylaws, contracts to which it or its subsidiaries are parties or any law, rule, regulation, order, writ, injunction or decree binding upon the Company or its subsidiaries; and (v) the approval of the Merger by the Company's Board of Directors.

        The Merger Agreement also contains representations and warranties of Acquisition Co. to the Company, including with respect to the following matters:
(i) the due organization and valid existence of Acquisition Co. and similar corporate matters; (ii) the capitalization of Acquisition Co.; (iii) the due authorization, execution and delivery of the Merger Agreement by Acquisition Co. and its binding effect; (iv) the lack of conflicts between the Merger Agreement and the transactions contemplated thereby with the certificate of incorporation or bylaws of Acquisition Co., contracts to which it is a party or any law, rule, regulation, order, writ, injunction or decree binding upon Acquisition Co.; (v) the availability of funds to complete the Merger; and (vi) the lack of any future planned extraordinary transaction.

        Conditions to Consummation of the Merger - The obligations of the Company and Acquisition Co. to consummate the Merger are subject to the fulfillment or waiver (if permissible) at or prior to the Effective Time of certain conditions, including (i) the majority vote of the Stockholders of both the Company and Acquisition Co., as required by the Delaware Law; (ii) there not being in effect any statute, rule, regulation, executive order, decree, ruling or injunction or other order of a court or agency directing than the transactions contemplated by the Merger Agreement not be consummated; (iii) all required consents, waivers and approvals having been obtained and continuing to be in effect at the Effective Time; and (iv) the opinion of Houlihan Lokey shall not have been withdrawn or revoked.

        The obligation of the Company to effect the Merger is subject to the fulfillment or waiver (if permissible) at or prior to the Effective Time of the following conditions: (i) the representations and warranties of Acquisition Co. contained in the Merger Agreement being true when made as of the Effective Time;
(ii) Acquisition Co. having performed in all material respect its obligations required to be performed or complied with by Acquisition Co. at or prior to the Effective Time; and (iii) that neither the Special Committee nor the Company's Board of Directors has, prior to the Effective Time, withdrawn, modified or changed its favorable recommendation regarding the Merger Agreement or the Merger, or recommended or declared advisable any other Acquisition Offer or Acquisition Proposal.

        The obligation of Acquisition Co. to effect the Merger is subject to the fulfillment or waiver (if permissible) at or prior to the Effective Time of the following conditions: (i) the representations and warranties of the Company contained in the Merger Agreement being true when made and as of the Effective Time; and (ii) the Company having performed in all material respects its obligations required to be performed or complied with by the Company at or prior to the Effective Time.

        Transactions, Amendments, Withdrawal of Recommendations - The Merger Agreement provides that it may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the requisite approval and adoption by the Company's stockholders at the Special Meeting: (i) by written mutual consent of the boards of directors of the Company and Acquisition Co.; (ii) by the Company or Acquisition Co. if (a) any court or competent jurisdiction or United States governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting or delaying the Merger and such order, decree, ruling or other action shall have become final and nonappealable, or (b) if the Company's Board of Directors or the Special Committee withdraws or modifies in a manner adverse to Acquisition Co., its approval or recommendation of the Merger Agreement or the Merger or recommends another merger, consolidation, business combination with, or acquisition, of the Company or its assets, or (c) if the requisite approval in accordance with Delaware law of the Company's stockholder necessary to consummate the Merger is not obtained. In addition, either party may terminate the Merger Agreement and the Merger may be abandoned in the event of the breach by the other party of any representation, warranty or covenant contained in the Merger Agreement which breach is not cured within fifteen days after notice. The Purchaser may also elect to terminate the Merger Agreement and the prospective Merger if stockholders exercise their dissenters' rights of appraisal pursuant to the Delaware Law with respect to more than an aggregate 392,610 shares of Common Stock.

        The Merger Agreement further provides that it may be amended by written agreement of the parties at any time prior to the Effective Time provided that after approval and adoption by stockholders of the Merger Agreement and the Merger, no amendment can be made which would reduce or change the type of consideration into which each share of the Company's Common Stock will be converted upon consummation of the Merger.

        The Merger Agreement permits the Company's Board of Directors or the Special Committee, at any time prior to the Effective Time, to withdraw, modify or change its recommendation regarding the Merger or the Merger Agreement, or recommend and declare advisable any other offer or proposal, if, in the opinion of the Board of Directors or the Special Committee, after consultation with their respective counsel and advisors, such withdrawal, modification or change is required by the exercise of its fiduciary duties to the stockholders of the Company under applicable law.

STRUCTURE OF THE MERGER

        Pursuant to the Merger Agreement, Acquisition Co. will merge with and into the Company. As a result of the Merger, Acquisition Co.'s corporate existence will cease and the Company will continue as the surviving corporation. At the Effective Time of the Merger, each share of Common Stock that is issued and outstanding immediately prior thereto, other than shares owned by the Continuing Stockholders or by stockholders who have properly exercised their dissenters' rights, will be canceled and converted into the right to receive a cash payment of $3.12 per share. The amounts payable with respect to such shares is referred to as the "Common Stock Merger Consideration". The shares of Common Stock owned by the Continuing Stockholders will be transferred to Acquisition Co. and canceled as a result of the Merger as will their shares of Acquisition Co. stock. In exchange, each Continuing Stockholder will receive one "new" share of Common Stock for each "old" share of Common Stock he owned prior to the Merger. Each "new" share of Common Stock will be identical to each "old" share of Common Stock. As a result, upon consummation of the Merger, the Continuing Stockholders will own all of the outstanding Common Stock.

EFFECTIVE TIME OF THE MERGER

        The Merger Agreement provides that the Merger shall be consummated "...as promptly as practicable ..." after the satisfaction or, if permitted, the waiver of the conditions set forth in Article V of the Merger Agreement. The Merger will be consummated by the filing of a Certificate of Merger with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with the relevant provisions of Delaware law. The date and time of such filing are referred to as the "Effective Time".

EXCHANGE PROCEDURES

        Acquisition Co. has designated the Company's transfer agent, Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004, to act as the Paying Agent for those holders of shares of Common Stock who become entitled to receive payment of the Common Stock Merger Consideration pursuant to the Merger. At the Effective Time, Acquisition Co. will cause immediately available funds to be deposited with the Paying Agent sufficient in amount to pay the aggregate Common Stock Merger Consideration upon surrender of the certificates representing the Common Stock. Promptly after the Effective Time, the Company (through the Paying Agent) will mail a notice and letter of transmittal to each record holder of the Company's Common Stock advising such holder of the effectiveness of the Merger and providing the holder with instructions on how to surrender his or her certificates of Common Stock in order to be paid the $3.12 per share cash payment to which the holder is entitled to receive as a result of the Merger. You will also receive instructions for handling certificates which have been lost, stolen or destroyed. YOU SHOULD NOT SUBMIT CERTIFICATES FOR SHARES OF COMMON STOCK UNTIL YOU HAVE RECEIVED WRITTEN INSTRUCTIONS TO DO SO.

        After the Effective Time of the Merger, the Company's stock transfer books will be closed and no further transfers of Common Stock will be recorded.

        Any portion of the Common Stock Merger Consideration delivered to the Paying Agent by Acquisition Co. that remains unclaimed by the Company's stockholders for one year after the Effective Time of the Merger will be transferred to the Company as the surviving corporation. Any Company stockholder who has not exchanged his or her certificates for payment within one year of the Effective Time may look only to the Company, as the surviving corporation, for payment of his or her share of the Common Stock Merger Consideration.

        NONE OF ACQUISITION CO., THE COMPANY, THE PAYING AGENT, THEIR AFFILIATES, OR ANY OTHER PARTY TO THE MERGER AGREEMENT SHALL BE LIABLE TO ANY COMPANY STOCKHOLDER FOR ANY AMOUNTS PAID TO A PUBLIC OFFICIAL PURSUANT TO APPLICABLE ABANDONED PROPERTY, ESCHEAT OR SIMILAR LAWS.

        The Company, as the surviving corporation, or the Paying Agent, as the case may be, is entitled to deduct and withhold from the consideration otherwise payable to holders of the Company's Common Stock, any amounts which it is required to deduct and withhold with respect to such payment under the Internal Revenue Code or any provision of state, local or foreign tax law.

FEDERAL INCOME TAX CONSEQUENCES

        The following is a general discussion of the material federal income tax consequence of the Merger based upon the Internal Revenue Code of 1986, as amended, (the "Code"); regulations promulgated or proposed by the Treasury Department, judicial authorities, and rulings and interpretations by the Internal Revenue Service, as currently in effect. All of these are subject to change at any time, possibly with retroactive effect. The discussion assumes that you hold shares of Common Stock as a capital asset (within the meaning of Code Section 1221), and does not address aspects of federal income taxation that might be relevant to you if you are subject to special circumstances (e.g., a dealer in securities, a bank, an insurance company, a financial institution, a tax-exempt organization, a person that holds Common Stock as part of a straddle, hedge, constructive sale, or conversion transaction, a holder subject to the alternative minimum tax, or a United States person whose functional currency is not the United States dollar, a person who elects to treat gains from a disposition of shares as investment income for purposes of the limitation on the deduction for investment interest expense, a person who acquired his or her shares through the exercise of employee stock options or otherwise as compensation for services, a foreign person, etc.). In addition, the discussion does not address state, local or foreign tax consequences of the Merger. Finally, this discussion applies only to United States persons. A United States person is an individual U.S. citizen or resident alien; a corporation (or entity taxable as a corporation) that was created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; an estate the worldwide income of which is subject to U.S. federal income tax regardless of its source; or a trust if both a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions (or if the trust otherwise has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person). If a partnership holds Common Stock, the tax treatment of a partner will generally depend upon both the status of the partner and the activities of the partnership.

        Generally, the receipt of cash in exchange for shares of Common Stock in the Merger will be a taxable transaction for federal income tax purposes. Your gain or loss will be equal to the difference between the cash consideration you receive for your shares of Common Stock pursuant to the Merger and your adjusted tax basis in such shares. Your gain or loss from the exchange will be characterized as capital gain or capital loss if your shares of Common Stock are held as a capital asset. The gain or loss will be long-term if your holding period for the shares is longer than twelve months. Under current law, net long-term capital gains recognized by individuals are subject to a maximum federal income tax rate of 15%. There are limitations on the deductibility of capital losses for federal income tax purposes.

        You may be subject to backup withholding at the rate of 28% on cash amounts payable to you pursuant to the Merger in exchange for your stock certificates, unless you (a) provide a correct taxpayer identification number ("TIN") in the manner required or (b) are exempt from such withholding and certify this fact, when required. To prevent the possibility of backup withholding, you must provide the Paying Agent (or the Company if payment is being made to you by the Company more than one year after the Effective Time), with your correct TIN by completing and transmitting a duly completed Form W-9. This form will be provided with the letter of transmittal which will be forwarded to stockholders of record at the Effective Time of the Merger by the Paying Agent shortly thereafter. If you do not provide the Paying Agent with your correct TIN, you may be subject to backup withholding as well as penalties imposed by the Internal Revenue Service.

        The foregoing discussion of the federal income tax consequences to the Public Stockholders is for general information only. Your particular tax consequences will depend upon the facts and circumstances applicable to you. Accordingly, we urge you to consult with your own tax advisor to determine the tax consequences of the Merger to you in light of your particular circumstances, including the applicability and effect of state, local, foreign and other tax laws and any possible changes in those laws.

REGULATORY REQUIREMENTS

        To effectuate the Merger, the Company and Acquisition Co. will be required to file a Certificate of Merger with the Delaware Secretary of State in compliance with the Delaware General Corporation Law after the approval and adoption by stockholders of the Merger Agreement and the transactions contemplated thereby is obtained pursuant to Delaware law. Other than compliance with Delaware law and federal securities laws, neither the Company nor Acquisition Co. is aware of any material federal, state or foreign governmental regulatory requirement necessary to be complied with in connection with the Merger.

EXPENSES OF THE MERGER

        The estimated aggregate costs and fees to be incurred by the Company (including the Special Committee) and Acquisition Co. in connection with the Merger and the related transaction are as follows:


    o To be paid by the Company on behalf of the Company and on behalf of the Special Committee;

             Legal Fees:                              $         *
             Payment Agent Fees:                          22,500
             Houlihan Lokey:                             225,000
             Printing and Distribution:
             Other:

                                                      ----------
                               Total:                 $


----------
* Includes the legal fees and expenses of Houlihan Lokey's counsel. The Company on behalf of itself and the Special Committee has agreed to reimburse Houlihan Lokey for the reasonable fees and expenses of its legal counsel in connection with the delivery of its opinion.


    o   To be paid by Acquisition Co.:

             Legal Fees:                              $  135,000
             Common Stock Merger Consideration:        4,120,040
             Other:                                       15,000
                                                      ----------
                               Total                  $4,270,000

SOURCES OF FUNDING

        The expenses of the Transaction listed above to be paid by the Company will be paid from working capital. The expenses listed above to be paid by Acquisition Co. will be paid with cash advances from its stockholders (the Lombardi Group and the Maschler Group). These cash advances will be provided from personal funds and from an aggregate of approximately $4,000,000 in five year bank loans to members of the Lombardi Group from Enterprise Bank, Kenilworth, New Jersey. No formal loan agreements have been executed as of the date of this Proxy Statement. These bank loans, which will be repayable with annual interest of approximately 6.25% to 6.50% will be collateralized by approximately 16 acres of real estate owned by the Lombardi Group and their affiliates in Freehold, New Jersey. Included as part of the collateral are approximately six acres containing the two restaurants and the pad site utilized for parking by the two restaurants which have been leased to the Company by an affiliate of the Lombardi Group. See "SPECIAL FACTORS - Interests of Certain Persons in the Merger." The Lombardi Group has not formulated any financing plans or made any financing arrangements at this date to repay the bank loans.

                         DISSENTERS' RIGHTS OF APPRAISAL

        As a stockholder of the Company, you have a right to dissent from the Merger and demand a determination by the Delaware Court of Chancery as to the fair value of your shares of Common Stock. Exercising this right to dissent as a Dissenting Stockholder could result, in the event the Merger in consummated, in your receiving an amount per share which is more than, the same as, or less than the amount per share ($3.12) payable in cash to the Public Stockholders pursuant to the Merger Agreement.

        Notwithstanding any provision of the Merger Agreement to the contrary, any shares of Common Stock held by a stockholder who does not vote to approve the Merger and complies with all of the provisions of Section 262 of the General Corporation Law of the State of Delaware (the "Delaware Law") concerning the right to dissent from the Merger and require payment of fair value shall not be converted into the right to receive $3.12 per share pursuant to the Merger Agreement. Instead, such dissenting holder shall only be entitled to receive such consideration as may be determined to be due to the holder pursuant to the Delaware Law. However, if the holder of shares of Common Stock who has demanded an appraisal of his or her shares under the Delaware Law withdraws the demand or fails to perfect or otherwise loses his or her right to an appraisal, his or her shares will be deemed to be canceled and converted at the Effective Time of the Merger into the right to receive $3.12 per share pursuant to the Merger Agreement.

        The following is a summary of the principal provisions of Section 262 of the Delaware Law and does not purport to be a complete description. A copy of
Section 262 is attached to this Proxy Statement as Appendix C. Failure to take any action required by Section 262 will result in a termination or waiver of a stockholder's rights under Section 262. Perfecting your appraisal rights can be complicated and costly.

        Only a holder of record of the Company's Common Stock is entitled to demand appraisal rights for Common Stock registered in that holder's name. The demand must be executed by or for the holder of record, fully and correctly, as the holder's name appears on the holder's stock certificates. If stock is owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity. If stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record; however, the agent must identify the owner or owners of record and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the owner or owners of record. A holder of record, such as a broker, who holds stock as nominee for beneficial owners may exercise a holder's right of appraisal with respect to stock held for all or less than all of such beneficial owners. In such case, the written demand should set forth the number of shares of stock covered by the demand. Where no number of shares of stock is expressly mentioned, the demand will be presumed to cover all shares of stock standing in the name of the holder of record.

        In order to dissent from the Merger, a stockholder (i) must NOT vote his or her shares for the Merger Agreement and the Merger and (ii) must deliver to the Company BEFORE the vote on the Merger is taken at the Special Meeting, a written demand for appraisal of his or her shares (the "Appraisal Demand"). The Appraisal Demand will be sufficient if it is in writing and reasonably informs the Company of the stockholder's identity and that the stockholder intends thereby to demand the appraisal for a specified number of his or her shares. A PROXY OR VOTE AGAINST THE MERGER SHALL NOT CONSTITUTE SUCH A DEMAND. FURTHERMORE, A STOCKHOLDER ELECTING TO DEMAND AN APPRAISAL MUST DO SO BY AN APPRAISAL DEMAND SEPARATE FROM ANY PROXY OR BALLOT. THE APPRAISAL DEMAND MUST BE DELIVERED TO THE COMPANY ON A TIMELY BASIS AT 62 BROADWAY, POINT PLEASANT BEACH, NJ 08742; ATT: CORPORATE SECRETARY.

        Within ten days after the Effective Time of the Merger, the Company, as the surviving corporation, will send notice of the effectiveness of the Merger to each person who prior to the Effective Time of the Merger satisfied the foregoing conditions. Any stockholder entitled to appraisal rights may, within 20 days after the date of the mailing of such notice, demand in writing from the Company, the appraisal of his or her shares of Common Stock. Such demand must reasonably inform the Company of the name and mailing address of the holder of record and of such stockholders' intention to demand appraisal of such holder's shares of Common Stock.

        Within 120 days after the Effective Time of the Merger, the Company as the surviving corporation or any stockholder who has satisfied the foregoing conditions and who is otherwise entitled to appraisal rights, may file a petition in the Delaware Court of Chancery demanding a determination of the value of the stock held by all stockholders entitled to appraisal. The Company does not currently intend to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that the Company will file a petition to appraise the value of their stock or that the Company will initiate any negotiations with respect to the "fair value" of such stock. Accordingly, holders of the Common Stock should initiate all necessary action to perfect their appraisal rights within the time periods prescribed in Section 262.

        Within 120 days after the Effective Time of the Merger, any stockholder who has complied with the requirements for exercise of appraisal rights, as discussed above, is entitled, upon written request, to receive from the Company, a statement setting forth (i) the aggregate number of shares of Common Stock not voted in favor of the Merger and with respect to which demands for appraisal have been received and (ii) the aggregate number of holders of such shares of stock. The Company is required to mail such statement within ten days after it receives a written request to do so, or within ten days after expiration of the period for delivery of demands for appraisal under Section 262, whichever is later.

        If a petition for an appraisal is timely filed and a copy is delivered to the Company as the surviving corporation, the Company must within 20 days after receipt of such petition file with the Delaware Court of Chancery in which the petition was filed a list of the names and addresses of all stockholders who have demanded appraisal rights and with whom agreements as to the value of their shares have not been reached by the Company. After notice to the Company and those stockholders, the Court can conduct a hearing to determine the stockholders entitled to appraisal rights. The Court may require stockholders who have demanded appraisal rights for their shares to submit their stock certificates to the Court for a notation thereon, and if any stockholder fails to comply with this requirement, the Court may dismiss the proceedings as to such stockholder.

        At a hearing on the petition, the Court will determine the stockholders entitled to appraisal rights and will appraise the shares of stock owned by such stockholders, determining their "fair value" exclusive of any element of value arising from the accomplishment or expectation of the Merger and will determine the amount of interest, if any, to be paid upon the value of the shares of stock of the stockholders entitled to appraisal. In determining such "fair value," the Court shall take into account all relevant factors. Any such judicial determination of the "fair value" of stock could be based on considerations other than or in addition to the price paid in the Merger and the market value of the Common Stock, including asset values, the investment value of the Common Stock and any other valuation considerations generally accepted in the investment community. The value so determined for the Common Stock could be more than, less than or the same as the consideration paid pursuant to the Merger Agreement. The Court may, in its discretion, order that all or a portion of any stockholder's expenses incurred in connection with an appraisal proceeding, including, without limitation, reasonable attorney's fees and fees and expenses of experts, be charged pro rata against the value of all the shares of the Common Stock entitled to an appraisal, but a dissenting stockholder must be prepared to pay his or her own expenses in connection with the proceeding..

        Any stockholder who has demanded an appraisal in compliance with Section 262 will not, from and after the Effective Time of the Merger, be entitled to vote the shares subject to such demand for any purpose or be entitled to dividends or other distributions on those shares (other than those payable or deemed to be payable to stockholders of record at a date which is prior to the Effective Time of the Merger).

        Holders of Common Stock lose the right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time of the Merger, or if a stockholder delivers a written withdrawal of such stockholder's demand for an appraisal to the Company, except that any such attempt to withdraw made more than 60 days after the Effective Time of the Merger requires the Company's written approval. If appraisal rights are not perfected or a demand for appraisal rights is withdrawn, a stockholder will be entitled to receive the $3.12 per share cash consideration otherwise payable pursuant to the Merger Agreement.

        If an appraisal proceeding is timely instituted, such proceeding may not be dismissed without the approval of the Delaware Court of Chancery as to any stockholder who has perfected a right of appraisal.

        Failure by a stockholder to take any required step to perfect appraisal rights may result in termination of his or her appraisal rights. BECAUSE THE APPRAISAL PROVISIONS OF THE DELAWARE LAW ARE COMPLEX, STOCKHOLDERS WHO ARE CONSIDERING EXERCISING THEIR APPRAISAL RIGHTS UNDER SECTION 262 SHOULD CONSULT WITH THEIR OWN LEGAL ADVISORS.

        The Merger Agreement provides that Acquisition Co. will not be obligated to complete the merger if the number of shares of Common Stock held by stockholders who comply with all the provisions of Section 262 exceeds 10% of the aggregate number of shares of the Company's Common Stock outstanding on the closing date of the Merger.

        VOTING AGAINST THE MERGER AND THE MERGER AGREEMENT WILL NOT PROTECT YOUR RIGHT TO DISSENT IN THE ABSENCE OF YOUR DELIVERING A SEPARATE WRITTEN APPRAISAL DEMAND ON A TIMELY BASIS. APPENDIX C TO THIS PROXY STATEMENT CONTAINS SECTION 262 OF THE DELAWARE LAW REGARDING DISSENTERS' RIGHTS. STOCKHOLDERS WHO INTEND TO DISSENT SHOULD CAREFULLY REVIEW THIS PROXY STATEMENT AND APPENDIX C AND ARE URGED TO CONSULT WITH THEIR OWN LEGAL ADVISORS.

                       WHERE YOU CAN FIND MORE INFORMATION

        As required by the Securities Exchange Act of 1934 (the "Exchange Act"), the Company files annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K, and has filed this Proxy Statement with the Securities and Exchange Commission. These reports contain additional information about the Company. You may read and copy any report, statements or other information the Company files, at the public reference room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information about the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Company's Exchange Act filings with the Securities and Exchange Commission are also available to the public from commercial document retrieval services and on the Securities and Exchange Commission's web site at http://www.sec.gov. In addition, a copy of any of the Company's Exchange Act filings over the past two years are available to any Company stockholder without charge upon written request addressed to Chefs International, Inc., 62 Broadway, Point Pleasant Beach, New Jersey 08742; Attn: Chief Financial Officer.

        TO INSURE TIMELY DELIVERY OF ANY OF THESE DOCUMENTS BEFORE THE SPECIAL MEETING OF STOCKHOLDERS, YOUR REQUEST SHOULD BE MADE BY FEBRUARY _ _, 2005 (seven business days before the date of the Special Meeting).

        The Company has not provided and has not authorized anyone to provide you with any information other than the information contained in or incorporated by reference into this Proxy Statement. This Proxy Statement is dated
January __, 2005. You should not assume that the information in this Proxy Statement is accurate as of any other date. This Proxy Statement does not constitute a solicitation in any jurisdiction where, or to any person to whom, it is unlawful to make a proxy solicitation.

INFORMATION INCORPORATED BY THE REFERENCE

        The Company's Annual Report on Form 10-KSB for the fiscal year ended January 25, 2004 and its Quarterly Report on Form 10-QSB for the quarter ended October 24, 2004, filed by the Company with the Securities and Exchange Commission ('34 Act File No. 0-8513), are incorporated by reference into this Proxy Statement. The Company's Form 10-KSB and Form 10-QSB are not included in this Proxy Statement or being delivered with it. They are available (without exhibits except to the extent an exhibit is specifically incorporated by reference into this Proxy Statement), to any beneficial and/or record stockholder of the Company, without charge, upon written or telephone request directed to the Company at 62 Broadway, Point Pleasant Beach, New Jersey 08742;
Attn: Chief Financial Officer,

        No person has been authorized to give any information or to make any representation other than those contained or incorporated by reference into this Proxy Statement and, if given or made, any such information or representation must not be relied upon as having been authorized by the Company or any other person. The Company has provided all of the information contained in this Proxy Statement relating to the Company and its affiliates except for the information relating to the Continuing Stockholders other than in their capacities as officers and/or directors of the Company. Acquisition Co. has supplied all of the information contained in the Proxy Statement relating to Acquisition Co. and its affiliates in such capacities.




                                         By Order of the Board of Directors





                                         Michael F. Lombardi
                                         Secretary

Point Pleasant Beach, New Jersey
January _ _ , 2005

                            CHEFS INTERNATIONAL, INC.




                                   APPENDIX A



================================================================================



                          AGREEMENT AND PLAN OF MERGER

                                     BETWEEN


                         LOMBARDI RESTAURANT GROUP, INC.

                                       AND

                            CHEFS INTERNATIONAL, INC.

                                   DATED AS OF


                                DECEMBER 22, 2004


================================================================================

     AGREEMENT AND PLAN OF MERGER, dated as of December 22, 2004 (this "AGREEMENT") between Lombardi Restaurant Group, Inc., a Delaware corporation ("PURCHASER"), and Chefs International, Inc., a Delaware corporation (the "COMPANY").

     WHEREAS, prior to organizing Purchaser, the shareholders of Purchaser (the "CONTINUING SHAREHOLDERS") owned, in the aggregate, 2,605,467 shares of Common Stock, par value $.01 per share (the "COMMON STOCK" and the "SHARES"), of the Company, representing approximately 66% of the shares of Common Stock outstanding (excluding treasury stock); and

     WHEREAS, the Continuing Shareholders have transferred all of their Shares to the Purchaser in exchange for all the issued and outstanding shares of capital stock of the Purchaser; and

     WHEREAS, it is proposed that Purchaser be merged with and into the Company (the "MERGER") upon the terms and subject to the conditions set forth in this Agreement and in the certificate of merger (the "CERTIFICATE OF MERGER"), in substantially the form attached hereto as Exhibit A, and in accordance with Delaware Law (as hereafter defined); and

     WHEREAS, Houlihan, Lokey Howard and Zukin Financial Advisors, Inc. ("HOULIHAN") has advised the Special Committee (the "SPECIAL COMMITTEE") of the Board of Directors of the Company (the "BOARD"), that, subject to various assumptions and limitations, the cash consideration to be received in the Merger by the stockholders of the Company other than Purchaser or its affiliates is fair to such stockholders from a financial point of view; and

     WHEREAS, the Special Committee, in May 2004, (A) unanimously determined that $3.12 is a fair price for a share of Common Stock, (B) determined that this Agreement and the transactions contemplated by this Agreement (the
"TRANSACTIONS") are fair to the stockholders of the Company (other than Purchaser and its affiliates), and (C) on the basis of the foregoing and the oral opinion of Houlihan, unanimously recommended that the Board approve and authorize the Merger and this Agreement (such opinion confirmed in writing as of December 16, 2004); and

     WHEREAS, the Board, at a meeting duly called and held on December 16, 2004, has (A) approved and adopted this Agreement and the Transactions, including the Merger in accordance with the Delaware General Corporation Law ("DELAWARE LAW") and upon the terms and subject to the conditions set forth in this Agreement, and (B) resolved to recommend that the stockholders of the Company approve and adopt this Agreement and the Merger.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Purchaser and the Company hereby agree as follows:

                                   ARTICLE I

                                   THE MERGER

     SECTION 1.01 THE MERGER. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Delaware Law, at the Effective Time (as hereinafter defined) Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser shall cease and the Company shall continue as the surviving corporation of the Merger (the "SURVIVING CORPORATION").

     SECTION 1.02 EFFECTIVE TIME; CLOSING. As promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article V, the parties hereto shall cause the Merger to be consummated by filing this Agreement or a certificate of merger (in either case, the "CERTIFICATE OF MERGER") with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with the relevant provisions of, Delaware Law (the date and time of such filing being the "EFFECTIVE TIME"). Prior to such filing, a closing shall be held at the offices of Brown Rudnick Berlack Israels LLP, 120 West 45th Street, New York, New York, 10036, or such other place as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in
Article V.

     SECTION 1.03 EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Purchaser shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

     SECTION 1.04 CERTIFICATE OF INCORPORATION; BY-LAWS. (a) Unless otherwise determined by Purchaser prior to the Effective Time, at the Effective Time the Certificate of Incorporation of the Company shall be amended and restated as set forth in Exhibit 1.04 hereto and such Certificate of Incorporation, as amended and restated, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation.

          (b) Unless otherwise determined by Purchaser prior to the Effective Time, the By-laws of the Company, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter amended as provided by law, the Certificate of Incorporation of the Surviving Corporation and such By-laws.

     SECTION 1.05 DIRECTORS AND OFFICERS. The directors of Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

     SECTION 1.06 CONVERSION OF SECURITIES. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holders of any of the following securities:

          (a) Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Common Stock to be canceled pursuant to Section 1.06(b) and any Dissenting Shares (as hereinafter defined)) shall be canceled and shall be converted automatically into the right to receive an amount equal to $3.12 in cash (the "COMMON STOCK MERGER CONSIDERATION") payable, without interest, to the holder of such share of Common Stock, upon surrender, in the manner provided in Section 1.09, of the certificate that formerly evidenced such share of Common Stock;

          (b) Each Share held in the treasury of the Company and each Share owned by Purchaser, any Affiliate of Purchaser or any direct or indirect subsidiary of the Company, immediately prior to the Effective Time shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto; and

          (c) Each share of Common Stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock, par value $.01 per share, of the Surviving Corporation, and transferred to the Continuing Stockholders.

     SECTION 1.07 [INTENTIONALLY OMITTED]

     SECTION 1.08 DISSENTING SHARES. Notwithstanding any provision of this Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Section 262 of the Delaware Law (collectively, the "DISSENTING SHARES") shall not be converted into or represent the right to receive the Merger Consideration. Such stockholders shall be entitled to receive payment of the appraised value of such Shares held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Shares under such Section 262 shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Common Stock Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 1.09, of the certificate or certificates that formerly evidenced such Shares.

     SECTION 1.09 SURRENDER OF SHARES; STOCK TRANSFER BOOKS. (a) Prior to the Effective Time, Purchaser shall designate a bank or trust company to act as agent (the "PAYING AGENT") for the holders of Shares in connection with the Merger to receive the funds to which holders of Shares shall become entitled pursuant to Section 1.06(a). At the Effective Time, Purchaser shall cause to be deposited with the Paying Agent in immediately available funds the aggregate amount of the Merger Consideration. Such funds shall be invested by the Paying Agent as directed by the Surviving Corporation, provided that such investments shall be in obligations of or guaranteed by the United States of America or of any agency thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Services, Inc. or Standard & Poor's Corporation, respectively, or in deposit accounts, certificates of deposit or banker's acceptances of, repurchase or reverse repurchase agreements with, or Eurodollar time deposits purchased from, commercial banks with capital surplus and undivided profits aggregating in excess of $50 million (based on the most recent financial statements of such bank which are then publicly available at the SEC or otherwise).

          (b) Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each person who was, at the Effective Time, a holder of record of Shares entitled to receive Common Stock Merger Consideration pursuant to Section 1.06(a) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Shares (the "CERTIFICATES") shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Common Stock Merger Consideration for each Share formerly evidenced by such Certificate, and such Certificate shall then be canceled. No interest shall accrue or be paid on the Common Stock Merger Consideration payable upon the surrender of any Certificate for the benefit of the holder of such Certificate. If payment of the Common Stock Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other taxes required by reason of the payment of the Common Stock Merger Consideration, to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such taxes either have been paid or are not applicable.

          (c) At any time following one year after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Shares (including, without limitation, all interest and other income received by the Paying Agent in respect of all funds made available to it), and thereafter such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar laws) only as general creditors thereof with respect to any Common Stock Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Share for any Common Stock Merger Consideration delivered in respect of such Share to a public official pursuant to any abandoned property, escheat or other similar law.

          (d) At the close of business on the day of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable law.

                                   ARTICLE II

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

                 The Company hereby represents and warrants to Purchaser that:

     SECTION 2.01 ORGANIZATION AND QUALIFICATION; SUBSIDIARIES. The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, have a Material Adverse Effect (as defined below). The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a Material Adverse Effect. When used in connection with the Company, the term "MATERIAL ADVERSE EFFECT" means any change or effect that, when taken together with all other adverse changes and effects that are within the scope of the representations and warranties made by the Company in this Agreement and which are not individually or in the aggregate deemed to have a Material Adverse Effect, is or is reasonably likely to be materially adverse to the business, operations, properties, condition (financial or otherwise), assets or liabilities (including, without limitation, contingent liabilities) or prospects of the Company. Except as set forth on Schedule 2.01, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

     SECTION 2.02 AUTHORITY RELATIVE TO THIS AGREEMENT. The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the approval and adoption of this Agreement by the holders of a majority of the then outstanding shares, and the filing and recordation of appropriate merger documents as required by Delaware
Law). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Purchaser, constitutes a legal, valid and binding obligation of the Company. The Board of Directors has approved the Merger and the Transactions in accordance with the provisions of Section 251 of the Delaware Law.

     SECTION 2.03 CAPITALIZATION. The authorized capital stock of the Company consists of 15,000,000 shares of Common Stock, par value $.01 per share ("Common Stock"). As of the date hereof, 3,926,105 shares of Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable. There are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, or other equity interests in, the Company.

     SECTION 2.04 NO CONFLICT; REQUIRED FILINGS AND CONSENTS. (a) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Certificate of Incorporation or By-laws or equivalent organizational documents of the Company, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company by which any property or asset of the Company is bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, which will have a Material Adverse Effect on the Company.

          (b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), state securities or "blue sky" laws ("BLUE SKY LAWS") and state takeover laws, and filing and recordation of appropriate merger documents as required by Delaware Law; except where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of Merger, or otherwise prevent the Company from performing its obligation under this Agreement, and would not, individually or in the aggregate, have a Material Adverse Effect.

                                  ARTICLE III

                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

                 Purchaser hereby represents and warrants to the Company that:

     SECTION 3.01 CORPORATE ORGANIZATION. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, have a material adverse effect on the business or operations of Purchaser, and would not reasonably be expected to prevent or delay consummation of the Merger. Purchaser was formed for the sole purpose of effectuating the Merger and has not engaged in any activities except those in connection with the Merger. The Purchaser has no subsidiaries.

     SECTION 3.02 CAPITALIZATION. As of the date hereof, 3,926,105 shares of Purchaser's Common Stock, par value $.01 per share, are issued and outstanding, all of which have been issued to the Continuing Shareholders in consideration of the respective transfer to Purchaser by each such Continuing Shareholder of all of his Shares.

     SECTION 3.03 AUTHORITY RELATIVE TO THIS AGREEMENT. Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Purchaser and the consummation by Purchaser of the Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the filing and recordation of appropriate merger documents as required by Delaware Law). This Agreement has been duly and validly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms.

     SECTION 3.04 NO CONFLICT; REQUIRED FILINGS AND CONSENTS. (a) The execution and delivery of this Agreement by Purchaser do not, and the performance of this Agreement by Purchaser will not, (i) conflict with or violate the Certificate of Incorporation or By-laws of Purchaser, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Purchaser or by which any of its property or assets is bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Purchaser pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Purchaser is a party or by which Purchaser or any property or asset of Purchaser is bound or affected, except for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, have a material adverse effect on the business or operations of Purchaser.

          (b) The execution and delivery of this Agreement by Purchaser do not, and the performance of this Agreement by Purchaser will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Exchange Act, Blue Sky Laws and state takeover laws, and filing and recordation of appropriate merger documents as required by Delaware Law and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger, or otherwise prevent Purchaser from performing its obligations under this Agreement.

     SECTION 3.05 AVAILABILITY OF FUNDS. Purchaser and/or its shareholders have sufficient funds or has received commitments from creditworthy financial institutions, to provide sufficient funds at the Effective Time to pay the Common Stock Merger Consideration and to permit Purchaser to timely perform all of its obligations under this Agreement.

     SECTION 3.06 NO PLANNED EXTRAORDINARY CORPORATE TRANSACTION. The Purchaser does not have any present plans for and is not presently considering any proposal that contemplates or would result in an extraordinary corporate transaction after the Merger involving the Company's corporate structure, business or assets such as a merger, reorganization, liquidation, relocation or closing of existing restaurants or opening of additional restaurants, or sale or transfer of a material amount of assets.

                                   ARTICLE IV

                              ADDITIONAL AGREEMENTS

     SECTION 4.01 STOCKHOLDERS' MEETING. The Company, acting through the Board, shall, in accordance with applicable law and the Company's Certificate of Incorporation and By-laws, duly call, give notice of, convene and hold an annual or special meeting of its stockholders as soon as practicable for the purpose of considering and approving this Agreement and the Merger (the "SPECIAL MEETING"). In connection with the Special Meeting, the Board shall recommend that the shareholders of the Company vote to approve this Agreement and the Merger unless the Special Committee has determined at any time prior to the Special Meeting in good faith, after consultation with and based upon the reasonably concluded advice of (i) Houlihan that the terms of this Agreement or the Merger are no longer fair to the stockholders of the Company (other than Purchaser or any of its affiliates) and (ii) counsel to the Special Committee that the modification or withdrawal of its recommendation to the Board is required to satisfy the fiduciary duties of the Special Committee under applicable law.

     SECTION 4.02 PROXY MATERIALS AND SCHEDULE 13E-3. (a) In connection with the Special Meeting, the Company shall prepare and file a preliminary proxy statement relating to the transactions contemplated by this Agreement and the Merger (the "PRELIMINARY PROXY STATEMENT") with the United States Securities and Exchange Commission (the "SEC") and shall use its reasonable best efforts to respond to the comments of the SEC and to cause a definitive proxy statement to be mailed to the Company's shareholders (the "DEFINITIVE PROXY STATEMENT") all as soon as reasonably practicable; provided, that prior to the filing of each of the Preliminary Proxy Statement and the Definitive Proxy Statement, the Company shall consult with Purchaser with respect to such filings and shall afford Purchaser reasonable opportunity to comment thereon. Purchaser shall provide the Company with any information for inclusion in the Preliminary Proxy Statement and the Definitive Proxy Statement that may be required under applicable law and is reasonably requested by the Company.

          (b) The Company and Purchaser shall, and shall cause any other Person that may be deemed to be an affiliate of the Company to, prepare and file concurrently with the filing of the Preliminary Proxy Statement a Statement on
Schedule 13E-3 ("SCHEDULE 13E-3") with the SEC. If at any time prior to the Special Meeting any event should occur that is required by applicable law to be set forth in an amendment of, or supplement to, the Schedule 13E-3, the Company and Purchaser shall, and shall cause such Person to, file such amendments or supplements.

     SECTION 4.03 DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE. (a) The Certificate of Incorporation of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in the Certificate of Incorporation of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at the Effective Time were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law.

          (b) The Company shall, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer, employee, fiduciary and agent of the Company (collectively, the "INDEMNIFIED PARTIES") against all costs and expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent, whether occurring before or after the Effective Time, for a period of six years after the date hereof. In the event of any such claim, action, suit, proceeding or investigation, (i) the Company or the Surviving Corporation, as the case may be, shall advance to the Indemnified Parties and pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Company or the Surviving Corporation, promptly after statements therefor are received and (ii) the Company and the Surviving Corporation shall cooperate in the defense of any such matter; PROVIDED, HOWEVER, that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); and PROVIDED, FURTHER, that neither the Company nor the surviving Corporation shall be obligated pursuant to this Section 4.03(b) to pay the fees and expenses of more than one counsel for all Indemnified Parties in any single action except to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action; and PROVIDED, FURTHER, that, in the event that any claim for indemnification is asserted or made within such six-year period, all rights to indemnification in respect of such claim shall continue until the disposition of such claim.

     SECTION 4.04 INTENTIONALLY OMITTED.

     SECTION 4.05 FURTHER ACTION; REASONABLE BEST EFFORTS. Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Transactions, including, without limitation, using its reasonable best efforts to obtain and/or retain all licenses, permits (including, without limitation, Environmental Permits and Liquor Licenses), consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company as are necessary for the consummation of the Transactions and to fulfill the conditions of the Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action.

     SECTION 4.06 REAL PROPERTY TRANSFER TAXES. Either Purchaser or the Surviving Corporation shall pay all state taxes on real estate transfers in any jurisdiction, if any (and any penalties or interest with respect to such taxes), payable in connection with the Merger or the acquisition of a controlling interest in the Company by Purchaser, and shall indemnify and hold harmless the stockholders of the Company from and against any liability with respect to such taxes (including any penalties, interest and professional fees). The Company and Purchaser shall cooperate in the preparation and filing of any required returns with respect to such taxes (including returns on behalf of the stockholders of the Company).

     SECTION 4.07 OTC BULLETIN BOARD(R) LISTING. Until the Effective Time, the Company shall use all commercially reasonable efforts to maintain the listing of the Common Stock on the OTC Bulletin Board(R); maintain the registration of such securities under the Exchange Act, as amended; and comply with the rules and regulations of the SEC.

     SECTION 4.08 CONDUCT OF BUSINESS BY THE COMPANY PENDING THE MERGER. The Company covenants and agrees that, prior to the Effective Time or earlier termination of this Agreement as provided herein, unless Purchaser shall otherwise agree in writing and except as contemplated by this Agreement:

          (a) The Company shall, and shall cause each of its subsidiaries to, act and carry on its respective business in the ordinary course of business substantially consistent with past practice and use its respective reasonable best efforts to preserve substantially intact its current material business organizations, keep available the services of its current officers and employees (except for terminations of employees in the ordinary course of business) and preserve its material relationships with others having significant business dealings with it;

          (b) The Company shall not (i) amend its certificate of incorporation or bylaws, or (ii) declare, set aside or pay any dividend or other distribution or payment in cash, stock or property in respect of any of its shares of capital stock;

          (c) Neither the Company nor any of its subsidiaries shall (i) issue, grant, sell, pledge or transfer or agree or propose to issue, grant, sell, pledge or transfer any shares of capital stock, stock options, warrants, securities or rights of any kind or rights to acquire any such shares, securities or rights of the Company, any of its subsidiaries or any successor thereto, or (ii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing; and

          (d) Neither the Company nor any of its subsidiaries shall split, combine or reclassify any capital stock of the Company or any subsidiary or issue or authorize the issuance of any other securities in respect of, in lieu of or substitution for shares of capital stock of the Company or any subsidiary.

     SECTION 4.09 NOTIFICATION OF CERTAIN MATTERS. Each of the parties hereto shall, promptly upon obtaining knowledge of any of the following occurring subsequent to the date of this Agreement and prior to the Effective Time, notify all other parties to this Agreement of: (a) any material claims, actions, proceedings, tax audits or investigations commenced or, to its knowledge, threatened in writing, involving or affecting such party or any of its subsidiaries or any of their properties or assets, that if adversely resolved could have a Material Adverse Effect on such party or could prevent, hinder or materially delay the ability of such party to consummate the Merger or the transactions contemplated by this Agreement, (b) any notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by such party or any of its subsidiaries, under any agreement, lease, indenture or instrument to which such party or any of its subsidiaries is a party or is subject where such a default could have a Material Adverse Effect on such party, or (c) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement. As used in this Section 4.09, with respect to the Company, the term "Material Adverse Effect" shall have the meaning given to it in Section 2.01, and, with respect to Purchaser, the term "Material Adverse Effect" shall mean any effect that is materially adverse to the business, assets, prospects, operations, properties, financial condition or results of operations of Purchaser.

     SECTION 4.10 ACCESS TO THE COMPANY'S BOOKS AND RECORDS. Upon reasonable notice, the Company shall afford Purchaser and its representatives and representatives of all sources of Financing reasonable access during normal business hours to the properties, books, records and personnel of The Company and its subsidiaries and such additional information concerning the business and properties of The Company and its subsidiaries as Purchaser and its representatives may reasonably request.

     SECTION 4.11 ACQUISITION PROPOSALS. Any offer or proposal by any Person or group concerning any tender or exchange offer, proposal for a merger, share exchange, recapitalization, consolidation or other business combination involving the Company or any of its subsidiaries or divisions, or any proposal or offer to acquire in any manner, directly or indirectly, a significant equity interest in, or a substantial portion of the assets of, the Company or any of its subsidiaries, other than pursuant to the transactions contemplated by this Agreement, is hereby defined as an "Acquisition Proposal". The Company shall not, nor shall it permit any of its officers, directors, affiliates, representatives or agents to, directly or indirectly, (a) take any action to solicit, initiate or encourage any Acquisition Proposal, or (b) participate in any discussions or negotiations with or encourage any effort or attempt by any other Person or take any other action to facilitate an Acquisition Proposal. From and after the date hereof, the Company, its subsidiaries and all officers, directors, employees of, and all investment bankers, attorneys and other advisors and representatives of, the Company and its subsidiaries shall cease doing any of the foregoing. Notwithstanding the foregoing, the Company or any such Persons may, directly or indirectly, subject to a confidentiality agreement containing customary terms, furnish to any party information and access in response to a request for information or access made incident to an Acquisition Proposal made after the date hereof and may participate in discussions and negotiate with such party concerning any written Acquisition Proposal made after the date hereof (provided that neither the Company nor any such Person, after the date hereof, solicited, initiated or encouraged such Acquisition Proposal), if the Special Committee shall have determined in good faith based upon the reasonably concluded advice of counsel to the Special Committee that the taking of such action is necessary to discharge the Board's fiduciary duties under applicable law. During the term of this Agreement, the Board shall notify Purchaser immediately if any Acquisition Proposal is made and shall in such notice indicate in reasonable detail the identity of the offeror and the terms and conditions of such Acquisition Proposal and shall keep Purchaser promptly advised of all material developments that could culminate in the Board withdrawing, modifying or amending its recommendation of the Merger and the other transactions contemplated by this Agreement. During the term of this Agreement, the Company shall not waive or modify any provisions contained in any confidentiality agreement entered into relating to a possible acquisition (whether by merger, stock purchase, asset purchase or otherwise) or recapitalization of the Company unless the Special Committee shall have determined in good faith based on reasonably concluded advice of counsel to the Special Committee that the taking of such action is necessary to discharge the Board's fiduciary duties under applicable law. Notwithstanding the foregoing, the Company may make the disclosure contemplated by Rule 14e-2(a) under the Exchange Act to the extent that such disclosure is required to be taken and made by such Rule; provided, that the Company may only recommend a tender offer giving rise to such obligation as contemplated by such Rule if the Special Committee has made the good faith determination described in the third preceding sentence.

                                   ARTICLE V

                            CONDITIONS TO THE MERGER

     SECTION 5.01 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) STOCKHOLDER APPROVAL. This Agreement and the Transactions shall have been approved and adopted by the affirmative vote of the stockholders of the Company and the Purchaser to the extent required by Delaware Law and the Certificate of Incorporation of the Company;

          (b) NO ORDER. No United States or state governmental authority or other agency or commission or United States or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the Merger unlawful or preventing or prohibiting consummation of the Transactions or, with respect to any litigation in connection with the Merger, which could result in an award of damages that could have a Material Adverse Effect; and

          (c) FAIRNESS OPINION. The opinion of Houlihan referenced in the recitals to this Agreement shall not have been withdrawn at or prior to the Effective Time.

     SECTION 5.02 CONDITIONS TO OBLIGATIONS OF PURCHASER TO EFFECT THE MERGER. The obligations of Purchaser to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions, unless waived by Purchaser:

          (a) The  representations  and  warranties  of the Company set forth in
Article II hereof shall be true and correct in all material respects (except that any such representation and warranty that is qualified as to materiality by reference to "Material Adverse Effect" or any similar term shall be true and correct) as of the date of this Agreement and as of the Effective Time as though all of such representations were made on and as of the Effective Time by the Company, and Purchaser shall have received a certificate of the Company signed by the Chief

Financial Officer or a Vice President of the Company to that effect, provided that such signatory or signatories shall not have any personal liability in connection therewith;

          (b) The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Time and Purchaser shall have received a certificate of the Company signed by the Chief Financial Officer or a Vice President of the Company to that effect, provided that such signatory or signatories shall not have any personal liability in connection therewith;

          (c) No change, condition, event or development shall have occurred that has a Material Adverse Effect.

     SECTION 5.03 CONDITIONS TO OBLIGATIONS OF COMPANY TO EFFECT THE MERGER. The obligations of Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions, unless waived by Company:

          (a) The  representations  and warranties of the Purchaser set forth in
Article III hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though all of such representations were made on and as of the Effective Time by the Purchaser, and Company shall have received a certificate of the Purchaser signed by the Chief Executive Officer or President of the Purchaser to that effect, provided that such signatory or signatories shall not have any personal liability in connection therewith;

          (b) The Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Time and Company shall have received a certificate of the Purchaser signed by the Chief Executive Officer or President of the Purchaser to that effect, provided that such signatory or signatories shall not have any personal liability in connection therewith;

          (c) That neither the Special Committee nor the Board has withdrawn, modified, or changed its favorable recommendation regarding this Agreement, the Merger or any other Transaction or shall have recommended another merger, consolidation, business combination with, or acquisition of , the Company or its assets or a tender for the Shares, or shall have resolved to do any of the foregoing;

                                   ARTICLE VI

                        TERMINATION, AMENDMENT AND WAIVER

     SECTION 6.01 TERMINATION. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the stockholders of the Company:

          (a) By mutual written consent duly authorized by the board of directors of Purchaser and the Board; or

          (b) If any court of competent jurisdiction in the United States or other United States governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting or delaying the Merger and such order, decree, ruling or other action shall have become final and nonappealable; provided, however that each of the parties shall have used reasonable best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered; or

          (c) By Purchaser if the Board or any committee thereof shall have withdrawn or modified in a manner adverse to Purchaser its approval or recommendation of this Agreement, the Merger or any other Transaction or shall have recommended another merger, consolidation, business combination with, or acquisition of, the Company or its assets or a tender offer for Shares, or shall have resolved to do any of the foregoing;

          (d) By the Company, upon approval of the Board, if (i) the Board shall have withdrawn or modified in a manner adverse to Purchaser its approval or recommendation of this Agreement, the Merger or any other Transaction or shall have recommended another merger, consolidation, business combination with, or acquisition of, the Company or its assets or a tender offer for Shares, or shall have resolved to do any of the foregoing or (ii) the Houlihan opinion shall have been withdrawn or revoked;

          (e) By Purchaser (i) in the event the Company has breached any representation, warranty, or covenant contained in this Agreement in any material respect, Purchaser has notified the Company of the breach and such breach cannot be or has not been cured within 15 days after the giving of such notice, (ii) if shareholders of more than 392,611 shares of the Company's common stock have exercised their appraisal rights under Delaware Law, or (iii) if the Closing shall not have occurred on or before June 30, 2005 and any condition precedent in Article V hereof shall not have been met or fulfilled (unless the failure results primarily from Purchaser breaching any representation, warranty or covenant contained in this Agreement);

          (f) By the Company (i) in the event Purchaser has breached any representation, warranty, or covenant contained in this Agreement in any material respect, the Company has notified Purchaser of the breach and such breach cannot be or has not been cured within 15 days after the giving of such notice, or (ii) if the Closing shall not have occurred on or before June 30, 2005 and any condition precedent in Article V hereof shall not have been met or fulfilled (unless the failure results primarily from the Company breaching any representation, warranty, or covenant contained in this Agreement); or

          (g) By the Company or Purchaser if upon a vote at the Special Meeting, any approval of the shareholders of the Company necessary to consummate the Merger and the transactions contemplated hereby shall not have been obtained.

     SECTION 6.02 EFFECT OF TERMINATION. In the event of the termination of this Agreement pursuant to Section 6.01, this Agreement shall forthwith become void, and there shall be no liability on the part of any party hereto, except (i) as set forth in Sections 6.03 and 7.01 and (ii) nothing herein shall relieve any party from liability for any willful breach hereof.

     SECTION 6.03 FEES AND EXPENSES. (a) If this Agreement is terminated pursuant to Section 6.01 (c), (d) or (e)(i) and Purchaser is not in material breach of its material covenants and agreements contained in this Agreement or its representations and warranties contained in this Agreement, the Company shall reimburse Purchaser (and its stockholders and Affiliates) not later than one business day after submission of statements therefor for all out-of-pocket expenses and fees up to $150,000.00 in the aggregate (including, without limitation, fees and expenses payable to all banks, investment banking firms, other financial institutions and other persons and their respective agents and counsel, for arranging, committing to provide or providing any financing for the Transactions or structuring the Transactions and all fees of counsel, accountants, experts and consultants to Purchaser and its respective stockholders and Affiliates, and all printing and advertising expenses) actually incurred or accrued by it or on its behalf in connection with the Transactions, including, without limitation, the financing thereof, and actually incurred or accrued by banks, investment banking firms, other financial institutions and other persons and assumed by Purchaser (or its stockholders or Affiliates) in connection with the negotiation, preparation, execution and performance of this Agreement, the structuring and financing of the Transactions and any financing commitments or agreements relating thereto (all (the foregoing being referred to herein collectively as the "EXPENSES").

          (b) If this Agreement is terminated pursuant to Section 6.01(f), and if the Company is not in material breach of its material covenants and agreements contained in this Agreement or its representations and warranties contained in this Agreement, the Purchaser shall reimburse the Company, not later than one business day after submission of statements therefor, for all Expenses up to $150,000.00 in the aggregate.

          (c) Except as set forth in this Section 6.03, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not any Transaction is consummated.

          (d) In the event that the Company or the Purchaser shall fail to pay any Expenses when due, the term "Expenses" shall be deemed to include the costs and expenses actually incurred or accrued by the Company or the Purchaser (and its stockholders and Affiliates) as the case may be(including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 6.03, together with interest on such unpaid Expenses, commencing on the date that such Expenses became due, at a rate equal to the rate of interest publicly announced by The Chase Manhattan Bank, from time to time, in the City of New York, as such bank's Base Rate plus 2%.

     SECTION 6.04 AMENDMENT. This Agreement may be amended by the parties hereto by action taken by or on behalf of the board of directors of Purchaser and the Board at any time prior to the Effective Time; PROVIDED, HOWEVER, that, after the approval and adoption of this Agreement and the Transactions by the stockholders of the Company, no amendment may be made which would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

     SECTION 6.05 WAIVER. At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall be valid if (a) it is the result of action taken by or on behalf of the board of directors of Purchaser, if Purchaser is the party granting the extension or waiver, or the Board, if the Company is the party granting the extension or waiver, and (b) it is set forth in an instrument in writing signed by the party or parties to be bound thereby.

     SECTION 6.06 SPECIAL COMMITTEE. Any action permitted or required to be taken under this Agreement by the Board, including without limitation any termination of this Agreement pursuant to Section 6.01 hereof, any amendment of this Agreement pursuant to Section 6.04 or any waiver pursuant to Section 6.05, and any consent, approval or determination permitted or required to be made or given by the Company pursuant to this Agreement, shall be made, taken or given, as the case may be, only with the concurrence, or at the direction, of the Special Committee, as the Special Committee may determine, from time to time, in its sole discretion.

ARTICLE VII

                               GENERAL PROVISIONS

     SECTION 7.01 NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to
Section  6.01,  as the case may be,  except  that the  agreements  set  forth in
Article I shall survive the Effective Time  indefinitely  and those set forth in
Section 6.03 shall survive termination indefinitely.

     SECTION 7.02 NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telecopy, telegram or telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.02):

                  if to Purchaser:

                           Lombardi Restaurant Group, Inc.
                           1862 Oak Tree Road
                           Edison, NJ  08820
                           Telephone:  732-906-1500
                           Facsimile:  732-906-7625
                           Attn:  Michael F. Lombardi, Esq.

                           with a copy to:

                           Brown Rudnick Berlack Israels LLP
                           120 West 45th Street
                           New York, NY  10036
                           Telephone:  212-209-4999
                           Facsimile:  212-704-0196
                           Attn:  Steven F. Wasserman, Esq.

                  if to the Company:

                           Chefs International, Inc.
                           62 Broadway
                           Pt. Pleasant Beach, NJ  08742
                           Telephone:  732-295-0350
                           Facsimile:  732-295-4514
                           Attention: Martin Fletcher
                  if to the Company:

                           with a copy to:

                           Tolins & Lowenfels, P.C.
                           747 Third Ave., 19th Fl.
                           New York, New York  10017
                           Telephone:  212-421-1965
                           Facsimile:  212-888-7706
                           Attention:  Roger Tolins, Esq.

     SECTION 7.03 CERTAIN DEFINITIONS. For purposes of this Agreement, the term:


          (a) "AFFILIATE" of a specified person means a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such specified person;

          (b) "BENEFICIALLY OWN" or any variation thereon with respect to a person holding Shares means that such person shall be deemed to be the beneficial owner of such Shares (i) which such person or any of its Affiliates or associates (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) beneficially owns, directly or indirectly, (ii) which such person or any of its Affiliates or associates has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding or (iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its Affiliates or associates or person with whom such person or any of its Affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any Shares;

          (c) "BUSINESS DAY" means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of New York;

          (d) "CONTROL" (including the terms "CONTROLLED BY" and "UNDER COMMON CONTROL WITH") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise;

          (e) "PERSON" means an individual, corporation, partnership, limited partnership, syndicate, person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government; and

          (f) "SUBSIDIARY" or "SUBSIDIARIES" of the Company, the Surviving Corporation, or any other person means an Affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

     SECTION 7.04 SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

     SECTION 7.05 ENTIRE AGREEMENT; ASSIGNMENT. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise, except that Purchaser may assign all or any of its rights and obligations hereunder to any Affiliate of Purchaser provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

     SECTION 7.06 PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

     SECTION 7.07 SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

     SECTION 7.08 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any state or federal court sitting in the State of Delaware.

     SECTION 7.09 HEADINGS. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 7.10 COUNTERPARTS. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                 IN WITNESS WHEREOF, Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                         LOMBARDI RESTAURANT GROUP, INC.
Attest:


s/ Zachary Angelus Carpenter                   By: s/ Michael Lombardi,
------------------------------------               ----------------------------
Zachary Angelus Carpenter                          Michael Lombardi, President

                            CHEFS INTERNATIONAL, INC.

Attest:

s/ Michael F. Lombardi                         By: s/ Robert Lombardi
------------------------------------               ----------------------------
Title: Michael F. Lombardi                         Robert Lombardi, Chairman
       Secretary                                   and Chief Executive Officer

                                   APPENDIX B

                               [Graphic Graphic]

                         HOULIHAN LOKEY HOWARD & ZUKIN
 -------------------------------------------------------------------------------
                          INVESTMENT BANKING SERVICES

                                  www.hlhz.com


December 16, 2004

To the Special Committee of the
  Board of Directors
Chefs International, Inc.
62 Broadway
Point Pleasant Beach, New Jersey 08742

Gentlemen:

We understand that Chefs International, Inc., ("Chefs" or the "Company") has received a draft Merger Agreement dated December 16, 2004 (the "Agreement") from the Lombardi Restaurant Group, Incorporated ("Acquisition Co.") concerning a transaction to acquire all of the outstanding shares of the Company not owned by the Buyer Group (defined below), for a cash purchase price of $3.12 per share. Acquisition Co. is a privately owned Delaware corporation formed for the sole purpose of effecting the merger and is owned by Robert Lombardi, Anthony Lombardi, Joseph Lombardi, Michael Lombardi, and Stephen Lombardi ("Lombardi Brothers") and two brothers unrelated to the Lombardi Brothers, the Maschler Group, (collectively the "Buyer Group"). The Agreement contemplates that the acquisition will take the form of a merger in which Acquisition Co. will be merged with Chefs, and Chefs will be the surviving corporation (the "Merger"). Additionally, Chefs' stockholders (the "Public Stockholders"), other than the Buyer Group, would receive in the Merger a cash payment for their shares of Chefs' common stock. Currently, the Lombardi Brothers own 2,408,529 shares or approximately 61% of Chefs' outstanding common stock and hold five of the eight seats on Chefs' Board of Directors (the "Board"). Additionally, the Buyer Group owns 2,605,467 shares, or approximately 66% of Chefs outstanding common stock. Such transaction and all related transactions are referred to collectively herein as the "Transaction." The Board has appointed a Special Committee (the "Committee" hereinafter) consisting of the three non-Buyer Group directors to consider certain matters relating to the Transaction.

You have requested our opinion (this "Opinion") as to the matters set forth below. This Opinion does not address the Company's underlying business decision to effect the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Furthermore, at your request, we have not negotiated the Transaction or advised you with respect to alternatives to it.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

     1.  met with  certain  members of the  senior  management  to  discuss  the
         operations,   financial  condition,   future  prospects  and  projected
         operations and performance;

     2.  visited certain restaurants and business offices of the Company;

Washington, D.C. o 1750 Tysons Blvd., Suite 650 o McLean, Virginia 22102-4226 o Tel. 703-847-5225 o Fax 703-848-9667
Los  Angeles  New York  Chicago  San  Francisco Minneapolis Dallas
Atlanta London

Broker/Dealer Services through Houlihan Lokey Howard & Zukin Capital. Investment advisory services through Houlihan Lokey Howard & Zukin Financial Advisors.

The Special Committee of the
Board of Directors
Chefs International, Inc.
December 16, 2004


     3. reviewed the Company's publicly traded stock price history and trading volume;

     4.  reviewed a draft of the Merger Agreement dated December 16, 2004;

     5.  reviewed the Company's certificate of incorporation, as amended;

     6. reviewed the Company's Annual Reports to shareholders on Form 10-KSB for the fiscal years ended January 31, 1998 through January 31, 2004;

     7. reviewed the Company's Form 10-QSB for the quarterly period ended October 24, 2004;

     8.  reviewed the Company's tax assessments of its owned properties;

     9.  reviewed the Company's restaurant lease agreements;

    10.  reviewed  certain  publicly   available   financial  data  for  certain
         companies that we deemed appropriate; and

    11. conducted such other studies, analyses and inquiries, as we have deemed appropriate.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter. We have assumed, for the purpose of this Opinion, that neither the Company, the Buyer Group, nor the Board has entered into any discussions or otherwise has any intentions to sell or liquidate the Company as of the date of this Opinion. We have also assumed that the Buyer Group's equity interests in the Company on the date hereof represent control of the Company. If the foregoing assumption is not correct then the conclusion set forth in this Opinion may be adversely effected. Furthermore, Houlihan Lokey is under no obligation to update, revise or reaffirm this Opinion.

This Opinion is furnished solely for your benefit and may not be relied upon by any other person without our express, prior written consent. This Opinion is furnished for your benefit and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote or otherwise act at the special meeting of Chefs' stockholders to approve the Transaction. This Opinion is delivered to the Committee subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion and our engagement letter, and subject to the understanding that the obligations of Houlihan Lokey in the Transaction are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of Houlihan Lokey shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration to be received by the Public Stockholders of the Company (other than the Buyer Group or any of its affiliates) in the Merger is fair to them from a financial point of view.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.
-----------------------------------------------------------
/s/ HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

                            CHEFS INTERNATIONAL, INC.

                                   APPENDIX C

     SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW -- APPRAISAL RIGHTS

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to ss.228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to ss.251 (other than a merger effected pursuant to ss.251(g) of this title), ss.252, ss.254, ss.257, ss.258, ss.263 or ss.264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of ss.251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to ss.ss.251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

               a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

               b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

               c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

               d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

                  (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under ss.253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of 1such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of 1such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of 1such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand.

A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to ss.228 or ss.253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw 1such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after 1such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded 1 appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of 1such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                            CHEFS INTERNATIONAL, INC.

                                 SCHEDULE 13E-3

                             CONTRIBUTION AGREEMENT

     This Contribution Agreement (the "Agreement") is entered into as of the 17th day of December, 2004, by and among Lombardi Restaurant Group, Inc., a Delaware corporation (the "Company"), and the persons set forth on the signature pages hereto (collectively, the "Transferors" and, each individually, a "Transferor").

     WHEREAS, pursuant to that certain proposed Merger Agreement of even date herewith (the "Merger Agreement") by and among the Company and Chefs International, Inc., a Delaware corporation ("Chefs"), the Company will be merged with and into Chefs (the "Merger"), upon the terms and subject to the conditions set forth in the Merger Agreement; and

     WHEREAS, it is contemplated that under the Merger Agreement each of the Transferors owns the number of shares (the "Contribution Shares") of common stock, par value $.01 per share, of Chefs ("Chefs Common Stock") set forth opposite such Transferors name on Schedule A attached hereto ("Schedule A"); and

     WHEREAS, each Transferor desires to make a capital contribution of his Contribution Shares to the Company in exchange for the same number of shares (the "Company Shares") of Company common stock, par value $0.01 per share (the "Company Common Stock"), on the terms and conditions contained herein; and

     WHEREAS, each Transferor desires to make (i) an initial capital contribution to the Company in cash in the amount set forth opposite the name of such Transferor on Schedule A (the "Initial Cash Contribution"), (ii) a subsequent capital contribution to be paid to stockholders of Chefs as consideration in the Merger (the "Merger Cash Contribution") and (iii) such additional capital contributions in cash as set forth in this Agreement (the "Additional Cash Contributions", combined with the Initial Cash Contribution and the Merger Cash Contribution shall be collectively referred to as the "Cash Contributions") in exchange for no additional shares of Company Common Stock, on the terms and conditions contained herein; and

     WHEREAS, the Company desires to issue the Company Shares to the Transferors in exchange for the Contribution Shares and the Cash Contributions; and

     WHEREAS, the Company is a transitory entity formed solely for the purposes of effecting the Merger.

     NOW, THEREFORE, in consideration of the mutual promises, representations, warranties, covenants and conditions set forth in this Agreement, the parties to this Agreement, intending to be legally bound, mutually agree as follows:


                              EXHIBIT - Item 16 (d)

                                    ARTICLE I
           CONTRIBUTION AND ISSUANCE OF SHARES OF COMPANY COMMON STOCK

     1.1 TRANSFER OF CONTRIBUTION INTERESTS. Subject to the terms and conditions, relying on the representations and warranties and in consideration of the covenants and agreements set forth herein, each Transferor severally agrees irrevocably to contribute, convey, grant, transfer and deliver on the date hereof to the Company, and the Company agrees to accept and take delivery on the date hereof from the Transferors of, the Contribution Shares, free and clear of any lien, claim or encumbrance of any nature whatsoever, except for Company's obligations hereunder. The transfer of the Contribution Shares by each Transferor pursuant to the terms of this Agreement shall constitute a contribution transaction under which all the benefits and risks relating to the Contribution Shares shall pass from the Transferors to the Company and shall not constitute in any way a lending transaction or any other transaction.

     1.2 INITIAL CASH CONTRIBUTION; MERGER CASH CONTRIBUTION; ADDITIONAL CASH CONTRIBUTIONS. (a) Subject to the terms and conditions, relying on the representations and warranties and in consideration of the covenants and agreements set forth herein, each Transferor severally agrees irrevocably to contribute, convey, grant, transfer and deliver on the date hereof to the Company, and the Company does hereby agree to accept and take on the date hereof the Initial Cash Contributions in the amount set forth opposite the name of each Transferor on Schedule A by wire transfer (or deposit) of immediately available funds denominated in U.S. dollars to an account established by the Company.

     (b) Prior to the consummation of the Merger, the Company shall notify each Transferor as to the proposed effective date of the Merger and the date by which each Transferor is required to deposit (the "Deposit Date") the Merger Cash Contribution set forth opposite such Transferors name on Schedule A (or such other amount as reasonably instructed by the Company) with the exchange agent with respect to the Merger. Each Transferor severally agrees irrevocably to contribute, convey, grant, transfer and deliver on or prior to the Deposit Date to the exchange agent the appropriate Merger Cash Contribution by wire transfer (or deposit) of immediately available funds.

     (c) In the event that additional cash sums are required by the Company to pay for expenses incurred in connection with the Merger, or to be paid as consideration to stockholders of Chefs in the Merger, the Company shall so notify each Transferor in writing. Such notice shall specify (i) the total amount of the additional cash required (and the reasons therefore), (ii) such Transferor's pro rata share of such amount (based upon such Transferor's number of Contribution Shares relative to the total number of Contribution Shares contributed to the Company by all Transferors) (the "Applicable Percentage"), and (iii) the date on which such Subsequent Cash Contribution is required to be transferred by the Transferor to the Company which date may not be less than four (4) business date following the date on which such notice is delivered to the Transferor.

     (d) Each Transferor agrees that the failure to comply with the terms and conditions of this Section 1.2 shall constitute a material breach of this Agreement. Upon a breach of this Section 1.2, the Company shall so notify such Transferor who shall have an additional 2 business days within which to cure the alleged breach of this Agreement. Failure to cure such breach, shall constitute an event of the default hereunder. Upon the occurrence of an event of default by a Transferor, the Company may elect to cancel a number of shares of Company Common Stock issued to such Transferor having a value equal to the damage incurred by the Company based upon the shares of Company Common Stock having a value of $3.00 per share.

     1.3 CONSIDERATION. Subject to the terms and conditions, relying on the representations and warranties and in consideration of the covenants and agreements set forth herein, in consideration of the transfer of the Cash Contributions and the Contribution Shares to the Company by each Transferor as set forth in Sections 1.1 and 1.2 above, the Company agrees to issue the number of Company Shares to each Transferor equal to the number of Contribution Shares being contributed by each Transferor to the Company.

     1.4 CLOSING. Subject to the terms set forth herein, the contribution of the Contribution Shares and the Initial Cash Contributions and the issuance of the Company Shares hereunder shall occur at a closing (the "Closing") to be held at the offices of Brown Rudnick Berlack Israels LLP, 120 West 45th Street, New York, NY 10036, on the date hereof (the "Closing Date"). Upon delivery of the Cash Contributions and the Contribution Shares in accordance with the terms of this Agreement, the Company shall deliver a share certificate representing the Company Shares issuable to each Transferor in accordance with Section 1.3.

     1.5 MERGER CONSIDERATION. Each party hereto acknowledges and agrees that the aggregate consideration payable by Chefs upon consummation of the Merger pursuant to the Merger Agreement shall be a number of shares of Chefs Common Stock (the "Merger Shares") equal to the total number of Contribution Shares and such Merger Shares shall be delivered by Chefs to the Transferors pro rata based upon the Applicable Percentage.

     1.6 BOARD OF DIRECTORS. Immediately following the Closing, the stockholders of the Company shall elect the following individuals as members of the Board of Directors (the "Board"):

                         Michael F. Lombardi;
                         Robert M. Lombardi;
                         Joseph S. Lombardi;
                         Anthony M. Lombardi;
                         Stephen F. Lombardi; and
                         Matthew H. Maschler

     The Chairman of the Board shall be Robert M. Lombardi. In the event that Mr. Maschler shall no longer serve as a member of the Board, Mr. Maschler (or his representative) shall have the right to nominate an individual reasonably acceptable to the Board as a replacement for Mr. Maschler and the stockholders shall so elect that individual to the Board of Directors. The Company shall cause the Merger Agreement to provide that the Board of Directors of the Company shall become the Board of Directors of Chefs upon the effective time of the Merger.

                                   ARTICLE II
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company makes the following representations and warranties, which representations and warranties shall be true, correct and complete in all respects on the date hereof and shall be true, correct and complete in all material respects as of the Closing (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which representations and warranties shall be true and correct as of such particular date or period of time) to each Transferor that:

     2.1 ORGANIZATION AND STANDING. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted.

     2.2 AUTHORIZATION. All corporate action on the part of the Company necessary for the authorization, execution, delivery and performance of this Agreement by the Company, and for the authorization, issuance and delivery of the Company Shares being issued under this Agreement has been taken. This Agreement, when executed and delivered by all parties hereto, shall constitute the valid and legally binding obligation of the Company, except to the extent the enforceability thereof may be limited by bankruptcy laws, insolvency laws, reorganization laws, moratorium laws or other laws affecting creditors' rights generally or by general equitable principles.

     2.3 VALIDITY OF COMPANY COMMON STOCK. The shares of Company Common Stock, when issued, sold and delivered in accordance with the terms of this Agreement, shall be duly and validly issued, and fully paid and nonassessable.

     2.4 SECURITIES ACT. The issuance of the shares of the Company Common Stock in accordance with the terms of this Agreement (assuming the accuracy of the representations and warranties of each Transferor contained in Article III hereof) is exempt from the registration requirements of the Securities Act of 1933, as amended (the "1933Act").

                                   ARTICLE III
          REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE TRANSFERORS

     Each Transferor, separately and not jointly, makes the following representations and warranties, which representations and warranties shall be true, correct and complete in all respects on the date hereof and shall be true, correct and complete in all material respects as of the Closing (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which representations and warranties shall be true and correct as of such particular date or period of time) to the Company and each other Transferor that:

     3.1 AUTHORIZATION. Such Transferor has full legal capacity and unrestricted power to execute and deliver this Agreement to which he, she or it is a party, and any other agreements or instruments executed by it in connection herewith or therewith and to consummate the transactions contemplated herein or therein. This Agreement, when executed and delivered by each Transferor, will constitute its valid and legally binding obligation, except to the extent the enforceability thereof may be limited by bankruptcy laws, insolvency laws, reorganization laws, moratorium laws or other laws affecting creditors' rights generally or by general equitable principles.

     3.2 INVESTMENT REPRESENTATIONS.

          (a) The shares of Company Common Stock to be received by each Transferor will be acquired by such Transferor for investment for his, her or its own account, not as a nominee or agent, and not with a view to the sale or distribution of any part thereof in violation of applicable federal and state securities laws, and such Transferor has no current intention of selling, granting participation in or otherwise distributing the same, in each case, in violation of applicable federal and state securities laws. By executing this Agreement, such Transferor further represents that such Transferor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person, or to any third person, with respect to any of the shares of Company Common Stock, in each case, in violation of applicable federal and state securities laws.

          (b) Such Transferor understands that the shares of Company Common Stock have not been registered under the 1933 Act on the basis that the issuance provided for in this Agreement and the issuance of securities hereunder is exempt from registration under the 1933 Act pursuant to Section 4(2) thereof and regulations issued thereunder.

          (c) Such Transferor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of his, her or its investment. Such Transferor further represents that such Transferor has had access, during the course of the transactions contemplated hereby and prior to its purchase of shares of Company Common Stock, to the same kind of information that is specified in Part I of a registration statement under the 1933 Act and that it has had, during the course of the transactions contemplated hereby and prior to his, her or its investment of the shares of Company Common Stock, the opportunity to ask questions of, and receive answers from, the Company concerning the terms and conditions of the offering and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify the accuracy of any information furnished to it or to which it had access. Such Transferor understands that no federal or state agency has passed upon this investment or upon the Company, nor has any such agency made any finding or determination as to this investment.

          (d) Such Transferor understands that the shares of Company Common Stock may not be sold, transferred or otherwise disposed of without registration under the 1933 Act or an exemption therefrom, and that in the absence of an effective registration statement covering the shares of Company Common Stock or an available exemption from registration under the 1933 Act, the shares of Company Common Stock must be held indefinitely. Such Transferor must be prepared to bear the economic risk of this investment for an indefinite period of time. In particular, such Transferor acknowledges that it is aware that the shares of Company Common Stock may not be sold pursuant to Rule 144 promulgated under the 1933 Act unless all of the conditions of that Rule are met. Among the current conditions for use of Rule 144 by certain holders is the availability to the public of current information about the Company. Such information is not now available, and the Company has no current plans to make such information available. Such Transferor represents that, in the absence of an effective registration statement covering the shares of Company Common Stock, such Transferor will sell, transfer or otherwise dispose of the shares of Company Common Stock only in a manner consistent with his, her or its representations set forth herein.

          (e) Such Transferor acknowledges that this investment is not recommended for Transferors who have any need for a current return on this investment or who cannot bear the risk of losing their entire investment. Such Transferor acknowledges that: (i) such Transferor has adequate means of providing for his, her or its current needs and possible personal contingencies and has no need for liquidity in this investment; (ii) his, her or its
commitment   to   investments   which  are  not   readily   marketable   is  not
disproportionate to his, her or its net worth; and (iii) his, her or its investment in the shares of Company Common Stock will not cause his, her or its overall financial commitments to become excessive.

          (f) Such Transferor has not retained any finder, broker, agent, financial advisor, Purchaser Representative (as defined in Rule 501(h) of Regulation D of the 1933 Act) or other intermediary in connection with the transactions contemplated by this Agreement and agrees to indemnify and hold harmless the Company from any liability for any compensation to any such intermediary retained by such Transferor and the fees and expenses of defending against such liability or alleged liability

          (g) Such Transferor is an "Accredited Transferor" as defined in Rule 501(a) promulgated under Regulation D of the 1933 Act.

     3.3 TITLE TO SHARES. Such Transferor, owns good and marketable title to such Contribution Shares, free and clear of all liens, pledges, charges, security interests, restrictions on transfer and other encumbrances. Other than as contemplated by this Agreement, there is no subscription, option, warrant, call, right, agreement or commitment relating to the issuance, sale, delivery, repurchase or transfer by the Transferor (including any right of conversion or exchange under any outstanding security or other instrument) of such Contribution Shares. Upon the contribution of such Contribution Shares to the Company at Closing, and subject to applicable securities laws, such Transferor will transfer to the Company his, her or its entire legal and beneficial interest in such Contribution Shares, free and clear of any liens, pledges, charges, security interests, restrictions on transfer and other encumbrances by or through such Transferor. Such Transferor is not party to and is not aware of any voting trusts, proxies or any other agreements or understandings with respect to the voting of such Contribution Shares.

     3.4 NO VIOLATION. Neither the execution and delivery of this Agreement by such Transferor nor the transactions contemplated herein will (a) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any agreement, lease or other instrument or obligation to which such Transferor is a party, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been or shall prior to the Closing be obtained, or (b) violate any order, writ, injunction or decree applicable to such Transferor or any of such Transferor's assets.

     3.5 GOVERNMENT APPROVALS. No consent, approval, license or authorization of, or designation, declaration or filing with, any court or governmental authority or regulatory agency is or will be required on the part of such Transferor in connection with the execution, delivery and performance by such Transferor of this Agreement and any other agreements or instruments executed by such Transferor in connection herewith or therewith, except for the following: (i) those which have already been made or granted, and (ii) post-issuance filings pursuant to applicable state and federal securities laws (which filings will be made by the Company following the Closing in accordance with applicable requirements).

     3.6 LITIGATION. There are no judicial or administrative actions, proceedings or investigations pending or, to such Transferor's knowledge, threatened that question the validity of this Agreement or any action taken or to be taken by Transferor in connection with this Agreement. There are no lawsuits, claims, judgments, orders, decrees, administrative or other proceedings or investigations relating to the ownership of the Contribution Shares held by such Transferor or otherwise affecting the Contribution Shares pending, or, to such Transferor's knowledge, threatened against Transferor.

     3.7 BROKER. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement, based upon arrangements made by or on behalf of such Transferor.

                                   ARTICLE IV
                        INDEMNIFICATION AND CONTRIBUTION

     4.1 INDEMNIFICATION. (a) In connection with any filing (a "Filing")with the Securities and Exchange Commission (the "SEC") in which the Company, Chefs or an Transferor is participating, each such Transferor agrees to severally and not jointly indemnify, hold harmless and defend, each other Transferor and the Company against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys' fees, amounts paid in settlement or expenses, joint or several, (collectively, "Claims") incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto ("Indemnified Damages"), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Filing, or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any violation or alleged violation of the Securities Act of 1933 Act, the Securities Exchange Act of 1934, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder, or (iii) any material violation of this Agreement; provided, however, that the indemnity agreement contained in this Section 4.1(a) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Transferor, which consent shall not be unreasonably withheld or delayed.

     (b) The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the indemnified party or indemnified person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

                                    ARTICLE V
                                  MISCELLANEOUS

     5.1 NO WAIVER; MODIFICATIONS IN WRITING. This Agreement sets forth the entire understanding of the parties, and supersedes all prior agreements, arrangements and communications, whether oral or written, with respect to the subject matter hereof. No waiver of or consent to any departure from any provision of this Agreement shall be effective unless signed in writing by the party entitled to the benefit thereof, provided that notice of any such waiver shall be given to each party hereto as set forth below. Except as otherwise provided herein, no amendment, modification or termination of any provision of this Agreement shall be effective unless signed in writing by or on behalf of the Company and the Transferors entitled to a majority of the shares of Company Common Stock issuable hereunder. Any amendment, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this Agreement, and any consent to any departure by the Company from the terms of any provision of this Agreement, shall be effective only in the specific instance and for the specific purpose for which made or given. Except where notice is specifically required by this Agreement, no notice to or demand on the Company in any case shall entitle the Company to any other or further notice or demand in similar or other circumstances.

     5.2 NOTICES. All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument delivered in person or sent by telecopy, nationally-recognized overnight courier or first class registered or certified mail, return receipt requested, postage prepaid, addressed to such party at the address set forth below or such other address as may hereafter be designated in writing by such party to the other parties:

If to the Company:                  Lombardi Restaurant Group, Inc.
                                    1862 Oak Tree Road
                                    Edison, NJ 08820
                                    Attention:  Michael F. Lombardi, Esq.
                                    Telephone: (732) 906-1500
                                    Facsimile:  (732) 906-7625

If to the Transferors:              To the address set forth below such
                                    Transferor' name on Signature page
                                    attached hereto

With a copy to:                     Brown Rudnick Berlack Israels LLP
                                    120 West 45th Street
                                    New York, New York 10036
                                    Attention:  Steven F. Wasserman, Esq.
                                    Telephone: (212) 209-4812
                                    Facsimile:  (212) 704-0196

     All such notices, requests, consents and other communications shall be deemed to have been delivered (a) in the case of personal delivery or delivery by telecopy, on the date of such delivery, (b) in the case of dispatch by nationally-recognized overnight courier, on the next business day following such dispatch and (c) in the case of mailing, on the third business day after the posting thereof.

     5.3 EXECUTION OF COUNTERPARTS. This Agreement may be executed in any number of counterparts and by different parties hereto on separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement.

     5.4 BINDING EFFECT; ASSIGNMENT. The rights and obligations of the Transferors under this Agreement may not be assigned to any other person. Except as expressly provided in this Agreement, this Agreement shall not be construed so as to confer any right or benefit upon any person other than the parties to this Agreement, and their respective successors and assigns. This Agreement shall be binding upon the Company and each Transferor and its and their respective successors and assigns.

     5.5 GOVERNING LAW. This Agreement shall be governed by the laws of the State of Delaware as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.

     5.6 SEVERABILITY OF PROVISIONS. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

     5.7 EXHIBITS AND HEADINGS. All Exhibits to this Agreement shall be deemed to be a part of this Agreement. The Article and Section headings used or contained in this Agreement are for convenience of reference only and shall not affect the construction of this Agreement.

     5.8 INJUNCTIVE RELIEF. Each of the parties to this Agreement hereby acknowledges that in the event of a breach by any of them of any material provision of this Agreement, the aggrieved party may be without an adequate remedy at law. Each of the parties therefore agrees that, in the event of a breach of any material provision of this Agreement, the aggrieved party may elect to institute and prosecute proceedings to enforce specific performance or to enjoin the continuing breach of such provision, as well as to obtain damages for breach of this Agreement. By seeking or obtaining any such relief, the aggrieved party will not be precluded from seeking or obtaining any other relief to which it may be entitled.

     5.9 ATTORNEYS' FEES. In any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof or thereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorneys' fees in addition to any other available remedy.

     5.10 SURVIVAL OF AGREEMENTS, REPRESENTATIONS AND WARRANTIES. All agreements, representations and warranties contained herein or made in writing by or on behalf of the Company or the Transferors, as the case may be, in connection with the transactions contemplated by this Agreement shall survive the execution and delivery of this Agreement and the issuance of the shares of Company Common Stock.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as an instrument under seal, as of the date first above written.

                                                LOMBARDI RESTAURANT GROUP, INC.


                                                By: /s/ Michael Lombardi
                                                    --------------------
                                                Name:  Michael Lombardi
                                                Title: President

TRANSFERORS:


/s/ Michael Lombardi
---------------------------
Name:  Michael Lombardi
Address:  1862 Oak Tree Road
          Edison, NJ  08818


/s/ Robert Lombardi
---------------------------
Name:  Robert Lombardi
Address:  10 Parsonage Road
          Edison, NJ  08837


/s/ Joseph Lombardi
---------------------------
Name:  Joseph Lombardi
Address:  10 Parsonage Road
          Edison, NJ  08837


/s/ Anthony Lombardi
---------------------------
Name:  Anthony Lombardi
Address:  1862 Oak Tree Road
          Edison, NJ  08818


/s/ Stephen Lombardi
---------------------------
Name:  Stephen Lombardi
Address:  1862 Oak Tree Road
          Edison, NJ  08818

Lombardi & Lombardi, P.A.


By:/s/ Michael Lombardi
---------------------------
Name:  Michael Lombardi
Address:  1862 Oak Tree Road
          Edison, NJ  08818


Lombardi & Lombardi, P.A.
Defined Benefit Pension Plan

By:/s/ Michael Lombardi
---------------------------


/s/ Lee Maschler
---------------------------
Name:  Lee Maschler
Address:  110 Fieldcrest Avenue
          Raritan Plaza 1, 7th Floor
          Edison, NJ  08837


/s/ Matthew Maschler
---------------------------
Name:  Matthew Maschler
Address:  110 Fieldcrest Avenue
          Raritan Plaza 1, 7th Floor
          Edison, NJ  08837



















-------------------------------------------------------------------------------
* This amount will equal $3.12 multiplied by the number of shares not held by the Company multiplied by the Applicable Percentage.